

C|D|T

Cambridge Display Technology, Inc.

Annual Report 2006

May 1, 2007

Dear Stockholders,

Since 1992, Cambridge Display Technology has been a leader in the development of OLEDs. For many years you have heard us discuss the potential of OLEDs becoming the next generation display technology. Today, I'm happy to tell you that the reality of OLEDs becoming the next generation technology of choice for the display industry is rapidly becoming more tangible.

While our revenue results for 2006 were impacted by an industry-wide slowdown in discretionary R&D spending, we ended the year on a high note with positive cash flow in the fourth quarter and the announcement of a licensing agreement with Matsushita Electronics, the parent company of Panasonic and one of the leading flat panel display (FPD) manufacturers in the world. The revenues from this agreement will continue to be recognized through 2007 and put us in a strong position to achieve year-over-year growth in 2007.

In addition to the new license agreement, we made significant technological progress during 2006 and early 2007:

- Through our Sumation™ joint venture we achieved substantial improvements in P-OLED material lifetimes and efficiencies in all colors (red, blue, green and white) over the past year, on average increasing the lifetimes by more than 300%. Material lifetimes and efficiencies are critical components to commercial adoption and our current lifetimes already make P-OLED adoption for small and micro displays commercially viable.
- In November, we announced the development of our patented Total Matrix Addressing ™ (or TMA™) display driver solution. Prior to TMA, passive matrix row and column chip drivers could only be used in simple, low resolution displays. Higher resolution OLED displays were only practical using costly active matrix technology. CDT'S TMA solution is a more intelligent approach to passive matrix driving and extends the range of passive matrix OLEDS. This development has been met with significant enthusiasm from both P-OLED and SMOLED communities. In December, we announced the acquisition of the assets of Next Sierra, an OLED chip design firm based in California, to accelerate our TMA efforts. We believe the opportunity to commercialize on the TMA development is significant and could accelerate the adoption of OLED technology.

Concurrent with CDT's significant advances in the development of P-OLED and OLED technologies, we are seeing an increasing pace of commercialization of OLED-based applications.

- In November, one of CDT's licensees, MicroEmissive Displays (MED), announced that it had secured funding to construct a scale manufacturing line in Dresden, Germany to build P-OLED based microdisplays. MED expects that the revenue potential of this new plant will be approximately $100 million dollars per year and it is scheduled to begin production in mid 2007. Construction is already completed.
- In the last several months, there is evidence that the significant potential of OLED is starting to be recognized on a much broader scale. OLEDs and the potential of OLED display technology were prominently featured at this year's Consumer Electronics Show—with Sony demonstrating both 27" and 11" OLED televisions and Microsoft's "Home of the Future" featuring OLED displays. In addition, Samsung SDI has started up an OLED line for cellphone screens some of which are already on the market. Samsung has aggressively marketed its OLED displays as not only being superior in appearance but also having lower power consumption. We expect the impact of both the Sony announcement that it will be selling 11" OLED TVs in 2007 and Samsung's investment will be dramatic.

More recently, Toshiba Matsushita Displays (TMD) has unveiled a 20.8" TV demonstrator made with CDT's P-OLED technology and Toshiba has announced plans to commercialize OLED TVs by 2009. Solution processed, or printable, OLED technologies—of which P-OLED is the only proven example—are recognized by many in the display industry as the only way to make adoption of OLED manufacturing a cost feasible alternative to LCD and allow the superior viewing experience of OLEDs to reach the consumer in the large markets such as TV.

While not all manufacturers are pursuing a P-OLED based solution, we believe that there are signs that momentum is building such that that the industry may be moving closer toward adopting OLEDs as the next generation FPD solution, due, in part, to their more efficient use of battery life as compared to LCD displays.

On behalf of the entire CDT team and Board of Directors, I thank you for your continued and patient support over the years. With early licensees already initiating commercial production of P-OLED applications, growing industry-wide announcements and demonstrations of OLED-based applications (which include TVs), and increasing awareness and visibility of OLEDs that is now starting to flow into the mainstream, our optimism and belief in the ability of CDT to capitalize and benefit from these developments continues to grow. We believe that, with continued advances in the development of our P-OLED material lifetimes, accelerated development of our TMA technology, a strong base of licensee partners which include globally recognized FPD manufacturers, and growing commercialization of OLED-based applications, 2007 will mark the beginning of a new phase in the fulfillment of the promise of CDT and its technology.

Sincerely,



Dr. David Fyfe
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-51079

CAMBRIDGE DISPLAY TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-4085264**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
c/o Cambridge Display Technology Limited, 2020 Cambourne Business Park Cambridge CB23 6DW, United Kingdom	**011-44-1954-713-600**
(Address of principal executive offices)	**(Registrant's telephone number, including area code)**

Securities registered to pursuant Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities registered to pursuant Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2006, computed by reference to the closing sale price of the registrant's common stock on the Nasdaq Global Market on that date, was approximately $65.2 million. For purposes of this calculation, all executive officers and directors of the registrant and each beneficial owner of more than 10% of the registrant's common stock were considered affiliates. This determination of affiliate status is not a determination for any other purpose.

As of February 22, 2007, there were 21,630,703 shares of Common Stock, $0.01 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2007 Annual Meeting of Stockholders are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

CAUTIONARY STATEMENT
CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the information incorporated by reference contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. This Annual Report on Form 10-K also contains information relating to us that is based on the beliefs of our management, as well as assumptions made by, and the information currently available to, our management. Among other things, these statements include, but are not limited to, the statements in this Annual Report on Form 10-K regarding:

- the outcomes of our ongoing and future research and development activities, and those of our licensees, related to our polymer organic light emitting diode, or P-OLED, Total Matrix Addressing, or TMA, and related technologies referred to below;
- the potential commercial applications of our P-OLED, TMA and related technologies, and of OLED products in general;
- our ability to form and continue joint ventures and other strategic relationships with manufacturers of P-OLED materials, displays and other devices which incorporate our technologies;
- successful commercialization of products including our P-OLED, TMA or related technologies by ourselves or by our licensees;
- the willingness of these manufacturers and licensees to continue to develop, manufacture and sell commercial products integrating our technology;
- future demand for products using our P-OLED, TMA or related technologies;
- the comparative advantages and disadvantages of our technologies versus competing technologies currently on the market;
- the nature and potential advantages of any competing technologies that may be developed in the future;
- our ability to compete against third parties with resources greater than ours;
- our ability to maintain and improve our competitive position following the expiration of our fundamental patents;
- the adequacy of protection afforded to us by the patents that we own or license and the cost to us of enforcing that protection;
- our ability to obtain, expand and maintain patent protection in the future and to protect our unpatentable intellectual property;
- developments in and expenses associated with resolving matters currently in litigation;
- the payments that we expect to receive in the future under our existing contracts and the terms that we are able to enter into with new licensees of our technology;
- exposure of our international operations and those of our licensees to significant risks;
- our future capital requirements and our ability to obtain additional financing when needed; and
- our future P-OLED technology licensing and other revenues and results of operations.

In addition, when used in this Annual Report on Form 10-K, including the documents incorporated by reference, the words "estimate", "project", "believe", "expect", "intend", "anticipate", "seek", "will", "may" and "plan" and similar expressions involving potential future developments are intended to identify forward-looking statements. All of these forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including those risks discussed in this Annual Report on Form 10-K.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or, in the case of information incorporated by reference herein, the date we file such information with the SEC, as the case may be. We undertake no obligation to update beyond that required by law any forward-looking statements whether as a result of new information, future events or otherwise.

In this Annual Report on Form 10-K, the terms "our company", "CDT", "we", "us" and "our" refer to Cambridge Display Technology, Inc. and its subsidiaries, unless the context otherwise requires.

This Annual Report on Form 10-K contains references to a number of trademarks that are registered trademarks of ours or our affiliates or trademarks for which we or our affiliates have pending applications or common law rights. These include P-OLED, TMA, CDT, Cambridge Display Technology and Sumation.

PART I

ITEM 1. BUSINESS

Company Overview

Founded in 1992, we are a pioneer in the development of polymer organic light emitting diodes, or P-OLEDs, and their use in a wide range of electronic display products used for information management, communications and entertainment.

P-OLEDs are part of the family of OLEDs, which are thin, lightweight and power efficient devices that emit light when an electric current flows. P-OLEDs offer an enhanced visual experience and superior performance characteristics compared with most other flat panel display, or FPD, technologies such as liquid crystal displays, or LCDs, and have the key advantage that they can be applied in solution using printing processes.

We generate revenues from:

- License fees and recurring royalty payments from licensees of our intellectual property, which include leading display manufacturers, suppliers of P-OLED materials and others;
- Technology development and transfer services to our licensees, joint development partners, and other customers; and
- The sale of our equipment and products related to the development and production of P-OLED based applications.

Flat Panel Display Industry Overview

The FPD industry continues to experience strong growth. According to a 2007 report by DisplaySearch, an independent market research firm tracking the FPD industry, the worldwide FPD market is expected to reach $92.0 billion in 2007, from $74.8 million in 2004, representing an average compounded annual growth rate of approximately 7%.

This revenue growth has been attributed to a number of factors:

- *Proliferation of Mobile Consumer Electronic Devices.* Consumers throughout the world are rapidly adopting mobile consumer electronics devices such as mobile phones, personal digital assistants or PDAs, MP3 players, portable DVD players, mobile gaming devices and digital still and movie cameras. Early mobile devices were equipped with simple, small monochrome displays with limited functionality. As the cost of color displays decreased and quality improved, consumers rapidly adopted mobile devices with color displays. This trend towards greater display functionality in mobile devices continues with the introduction of new phones with dual displays, embedded cameras and television tuner video functionality.
- *Replacement of Older Technology by FPDs.* Although FPDs were initially adopted in the mobile consumer electronics market and in notebook computers, they have largely displaced cathode ray tube displays in desktop computer monitors, and are rapidly doing the same in televisions. This transition is being driven by consumer preferences for appliances that are thinner and more lightweight, particularly in larger display sizes. According to DisplaySearch, revenues from the sale of FPD televisions exceeded the revenues from the sale of cathode ray tube versions for the first time in 2005. There is strong competition between LCD, plasma and rear-projection technologies to replace cathode ray tube technology. This competition has important implications for P-OLED adoption as manufactured cost is critical to both the rate of replacement and to the market shares of the replacement technologies and P-OLED holds important potential advantages in manufactured cost.

- *Other Applications:* In addition to consumer electronics devices, FPDs are increasingly being used in other applications such as automotive global positioning system, or GPS, advertising displays, medical instrumentation panels and household appliances.

OLED: The Next Generation FPD Technology

Background of OLEDs

Organic Light Emitting Diodes, or OLEDs, are matrixes of organic diodes that emit light when an electric current flows. OLEDs are thin, lightweight and power efficient devices used in FPDs and other applications.

Our P-OLED technology is based on a discovery at the University of Cambridge in 1989 that organic polymers are capable of emitting colored, color-tunable, light when stimulated electrically. This followed an earlier discovery that electroluminescence was possible with 'small molecules' of relatively low molecular weight.

P-OLEDs Versus LCD and other non-OLED FPD technologies

In 2006, LCD displays, in total, accounted for approximately 87% of total FPD sales, according to DisplaySearch.

Driven by the strong demand for LCDs, particularly for LCD televisions, LCD panel manufacturers are investing in fabrication facilities that enable significantly larger sheets of glass to be processed, thereby reducing unit costs and allowing availability of large-sized television panels. This industry trend favors large, established panel manufacturers who can afford the approximately $1 billion required to construct, equip, test and run a Generation 5, or Gen-5, facility which processes substrates, of approximately 39 inches by 43 inches, or the at least $2 billion capital investment required for a more advanced Gen-6 or Gen-7 facility, which processes substrates of approximately 59 inches by 71 inches. AU Optronics Corp, Chi Mei Optoelectronics, LG.Philips LCD Co. Ltd and Samsung Electronics Co. Ltd in a joint venture with Sony Corporation have each announced plans for Gen-6 or Gen-7 LCD fabrication facilities while Sharp has announced plans for a Gen-8 facility. The substrate size for Gen-8 may exceed 90 inches by 90 inches. However, the huge capital commitments required are prohibitive to most industry participants. We believe that this dynamic will result in continued consolidation within the LCD industry and present challenges for other companies attempting to enter or sustain LCD display businesses.

While LCD is currently the dominant technology in the FPD market, other display technologies are also gaining traction and experiencing significant growth. For example, plasma displays have taken a leading share of the 42-inches-and-larger portion of the television market, but have not been competitive at smaller sizes although there are recent signs that plasma display manufacturers are attempting to penetrate the market of 40 inch displays and smaller. Plasma displays are characterized by high contrast ratio, good color saturation and good response times, but are known for more complex electronics and high power consumption. Rear projection microdisplay-based technologies such as digital light processing and liquid crystal on silicon are other competing technologies, especially for screens greater than 50 inches.

The emissive nature of OLED technology has important implications in display and lighting applications, and the lack of a requirement for the backlight and color filter required in LCDs offers the opportunity for significant cost savings to display manufacturers. Additional attractions of OLED displays include:

- *Superior Viewability.* The emissive nature of OLEDs enables bright, high contrast displays. OLED displays also have a better color spectrum than most LCDs and very wide viewing angles. We believe the superior viewability and image quality of OLED displays is a key differentiator for consumers in applications ranging from mobile phone to large screen televisions.

- *Faster Video Response for Displaying Moving Images.* OLED displays have response times that are approximately one thousand times faster than LCDs, and they are ideally suited for displaying moving images without 'smearing'. We believe the faster video response of OLED displays will enable them to further penetrate the mobile phone market as mobile phones add video features and television tuner capabilities and manufacturers move towards launch of 3G and next generation wireless technologies.
- *Slimmer Form Factor.* Electronics consumers have shown a strong preference for thinner, lighter form factors, as evidenced by the displacement of cathode ray tube displays by LCDs even at higher prices. We believe that the thinner and lighter displays enabled by OLEDs will increasingly displace LCDs for both mobile and non-mobile applications both in sub-displays and main displays, particularly in high resolution, video-capable mobile phones.
- *Lower Power Consumption.* OLED displays have lower power consumption than LCD displays, because light is not lost through the color filter, which is not necessary for an OLED display, and because an OLED only emits the light necessary for each specific image being displayed, whereas the backlight in an LCD operates at full power at all times.

P-OLEDs versus SMOLEDs

P-OLED technology shares all the visual advantages, as well as low power consumption, of the competing small molecule OLED, or SMOLED, technology, but has the additional advantage of solution processability which means that, unlike most SMOLED materials, P-OLED materials can be deposited using printing techniques rather than requiring the use of vacuum evaporation processes with perforated metal masks, a process that is believed by many in the industry to be limited as to scalability to large substrates.

Attractions of P-OLED solutions include:

- *Higher Yields.* We believe that the printing techniques which are used to produce P-OLED devices have the potential for higher yields for large substrate sizes compared with the yields achievable by the vacuum deposition process used by manufacturers of SMOLED devices.
- *Attractive Form Factor.* OLED displays are less than two millimeters thick when manufactured on glass substrates and have the potential to be even thinner, and flexible, when printed on plastic substrates in the future.
- *Potentially Cost Competitive with LCD.* The number of components required to manufacture an OLED device is significantly less than the number of components required by an LCD device which we believe gives OLED the potential for offering substantial cost savings.

The following chart is a schematic representation of the structures of display devices using our P-OLED technology, the competing SMOLED technology and the incumbent LCD technology. This demonstrates the simpler structure of P-OLED displays devices since these devices require fewer component layers than either SMOLED or LCD.



P-OLED
Structure of polymer materials results in thinner and simpler device structure
Cover Glass
Cathode
Emissive Layer
Interlayer
Hole Conducting Polymer
Anode
Bank
Bank
Glass Substrate
Circular Polarizer
SMOLED
Multiple layer structure requires at least injection and transport layers to facilitate material deposition and could require additional layers for optimal usage
Cover Glass
Cathode
Election Injection Layer
Emissive Layer
Hole Injection Layer
Anode (ITO)
Bank
Bank
Glass Substrate
Circular Polarizer
LCD
Complex layering process requires a significant number of steps and additional components
Reflector
Back Light
Waveguide Plate
Light Diffuser
Prism Sheet
Linear Polarizer
Glass Substrate
Display Electrode
Capacitor
Sealant
Spacer
Liquid Crystal
Alignment Film
Common Electrode
Protective Film
Color Filter
Black Matrix
Glass Substrate
Linear Polarizer

Note: driver electronics are not shown for either P-OLED, SMOLED or LCD device structures

Strategy

Our objective is to establish P-OLEDs as a leading technology for the FPD industry through the use of our extensive IP portfolio, manufacturing process and engineering expertise and commercialization partnerships. We also intend to encourage expanded use of P-OLED technology in other addressable markets such as lighting. The principal elements of our strategy are to:

Drive Adoption of our P-OLED Technology. Our strategy is to collaborate with a group of companies, including material suppliers, equipment manufacturers, display makers and component providers, with expertise in a range of technologies that are necessary for the success of our P-OLED technology. For example, we have formed a joint venture company, Sumation™, with Sumitomo Chemical Company, or Sumitomo Chemical, to accelerate the development of better performing P-OLED materials. Also, in order to provide specialized ink jet printers for printing P-OLED devices, we collaborate with Litrex Corporation, or Litrex, and we are an exclusive distributor of Litrex printers for P-OLED applications. In January 2002, we opened our Technology Development Center in Godmanchester, near Cambridge, England to enable us to develop P-OLED display manufacturing processes in a commercial scale facility and to subsequently sell process and engineering packages to our licensees. In return for technology transfer and service fees, we provide a range of customized service packages which assist companies in achieving their plans to commercialize products using our P-OLED technology.

Expand and Deepen Relationships with Leading Display Manufacturers. We have established relationships with many of the major display manufacturers in the industry, including formal relationships with Samsung Electronics, Seiko Epson Corporation, Toppan Printing Co. Ltd. and Toshiba Matsushita Displays Technology Co., Ltd. and informal relationships with others. Our formal relationships involve license agreements or technology development agreements. Our informal relationships are based on signed non-disclosure agreements and the regular exchange of technical information between representatives. All of our informal partners have active internal P-OLED research and development projects.

Technology Licensing. Our business model includes licensing our P-OLED and related technologies to FPD manufacturers on a non-exclusive basis but we do not, ourselves, intend to manufacture or sell display products that incorporate our technologies. We believe this approach enables us to capitalize on our IP position, generating license fees and royalty payments from sales by third parties of materials or displays using our IP. Our business model allows us to concentrate on our core strengths of technology development and innovation, while at the same time providing significant operating leverage. This approach also reduces the potential for competitive conflicts between us and our licensees.

Enhance and Protect our IP Portfolio. We believe that a strong and comprehensive portfolio of P-OLED patented technology is critical to our success in the display industry. Consequently, we are expanding this portfolio through our internal development efforts, our collaborative relationships and other avenues, which may include opportunities to acquire businesses, technologies or other assets. This will not only enhance the strength of our IP position, but will enable us to continue to extend our patent coverage into other forms of display and other devices to provide us with an increasingly strong position in our commercial dealings within the overall patent landscape. We will continue to protect our innovations in all major markets, including North America, Europe and Asia, including China. Inventions that we consider to have the greatest potential are further protected by the filing of patent applications in a greater number of countries. We will seek, and where necessary, take appropriate action to enforce our patent protection for these innovations.

Increase the Value Proposition of our Technology. Currently our primary focus is to develop additional P-OLED materials and device structures which extend lifetimes, increase power efficiencies and enhance color spectrums to allow P-OLED technology to be used in a broader array of FPD applications. We believe that improving color lifetimes, efficiencies and spectrum, in addition to refining and simplifying the processes utilized in manufacturing P-OLED displays, such as ink jet printing, are the key challenges that we and our partners must continue to address in order to reach the full range of display markets. We seek to enable the adoption of P-OLED technology by promoting complementary technology developments, such as our Total Matrix Addressing™ display driver chip technology which is described below.

Expand Addressable Markets by Leveraging Core Technologies. While we focus our development efforts on the FPD market, which we believe represents the largest near to mid-term market opportunity for our core P-OLED and solution processing technologies, we also intend to explore the applicability of our core technologies to additional applications such as signage and poster-type displays that incorporate multimedia capabilities, sensors, solid state lighting and photovoltaic cells. For example, we have licensed our core P-OLED technology to OSRAM Opto Semiconductors GmbH and Royal Philips Electronics, or Philips, two of the largest lighting companies in the world, for lighting applications.

Key Factors to Adoption of OLED

We believe the adoption of P-OLED technology by display manufacturers will be driven by the following key factors:

- ***Increased Lifetime Efficiencies***

A key driver to accelerating commercial adoption of OLED-based devices is the development of OLED devices with service lifetimes adequate for commercial applications. Lifetime is conventionally defined as the time for the brightness to fall to half its initial level. Our P-OLED technology has demonstrated test cell lifetimes greater than 98,000 hours for phosphorescent red devices, over 58,000 hours for green devices and over 25,000 hours for blue devices measured at our standard initial brightness of 400 candelas per square meter, or cd/m2. Service lifetimes are extrapolated from laboratory testing of simple test devices at high brightness levels and used to predict the lifetime from a lower figure. The rate of progress in improving lifetime performance has accelerated over the last few years and in 2006 we improved P-OLED lifetimes by more than 150% for all three primary colors (red, green and blue) in test devices. This lifetime data for test cells has to be converted to a display system lifetime using relevant design parameters such as aperture ratio, pixel layout, use of a polarizer and also taking account of service conditions. We have developed a sophisticated computer model to convert test cell lifetime into display system lifetime predictions.

We believe that we and our materials licensees can produce P-OLED materials that, when used in the manufacture of display devices, are capable of satisfying the service lifetime requirements for small- to medium-sized consumer product applications such as mobile phones, PDAs, digital cameras and camcorders (including electronic viewfinders), portable DVD players, electric shavers, MP3 players, and in-car entertainment and navigation displays, but are not yet sufficient for televisions, notebook computers or desktop computer monitors, which operate at higher brightness levels and have longer service lives and, in the cases of notebooks and monitors, operate under more demanding services conditions because of higher pixel utilization. While the backlight of an LCD display is constantly on at peak brightness and is, therefore, drawing full power, a P-OLED pixel only needs to be as bright as is needed at that location in the displayed image at any particular time. Independent research has shown that televisions, for example, have a typical pixel brightness of less than 15% of peak brightness. Still cameras operate at approximately 25% of peak brightness. This feature of only requiring power when needed has important implications for the lifetimes and power consumption of P-OLED displays.

We are currently developing, in a program funded by partners, a transparent cathode structure to enable a top-emission type device. In such a device, the light is emitted through the cathode side of the device rather than having to pass between the gaps in the thin film transistors driving the display. This is expected to increase system lifetimes by two to three times as it results in the pixels having to be driven less brightly in order to achieve a given overall screen brightness.

- ***Reduced Manufacturing Costs***

LCDs have a complex structure requiring a substantial number of components such as backlights, color filters, spacers, diffusers and alignment layers. OLEDs have an inherently simpler structure than LCDs, and as an emissive technology OLEDs require no backlight or color filter. These components alone account for typically 50% of the cost of materials used in LCD displays. In addition to a lower cost of materials, we believe the simpler nature of OLEDs should mean shorter manufacturing cycles and higher manufacturing yields. Backlights that are used to illuminate LCD screens are becoming more complex to enable even illumination of larger LCD screens. Recent industry data suggests that further LCD cost per unit area reductions through processing of yet larger substrates may not be possible. This means that further cost reductions must come from reduced cost of materials. Thus, we believe the advantages of P-OLED device manufacture will become more compelling as the FPD industry continues its transition towards larger substrate sizes and larger display panel sizes.

We believe that as production volumes and yields of OLED displays increase, we should see the cost of OLED displays dropping below that of LCDs. It is possible that substantial portions of LCD manufacturing facilities could also be converted to manufacture OLED displays since that proportion of the LCD manufacturing equipment used to create the thin film transistors, or TFTs, which drive the display would be applicable to OLED manufacture.

P-OLED materials can form stable solutions in organic solvents, making inks which can be deposited in pixel patterns using ink-jet and other printing techniques. Low-cost spin-coating is also available for monochrome or area color displays. We believe that this "solution processing" capability offers significant advantages over vacuum deposition which is required to pattern SMOLED materials, particularly for large substrate sizes. The ability to pattern P-OLED materials on large substrates enables larger displays to be produced and potentially reduces the cost of smaller displays which can be cut from larger sheets.

Compared with competing OLED technologies, the simpler structure of P-OLED devices means they require fewer manufacturing operations. Deposition of P-OLED materials using printing techniques enables more efficient utilization of materials compared to vacuum evaporation. P-OLED printing may be operated under less rigorous conditions than the vacuum environment normally used for SMOLED production. The P-OLED advantages over SMOLED become more compelling when scaling to large substrate sizes, as the large masks required for patterning in vacuum are difficult to align accurately at larger sizes resulting in lower yields.

Although high precision ink jet printing is the current state-of-the-art patterning method for P-OLED materials, there are other printing technologies which have potential for low-cost manufacture such as screen printing, offset lithography, gravure and other flexographic methods common to the graphics industry in which they, and ink jet printing, are well established. Ink jet printing is beginning to be utilized in the LCD manufacturing industry for use in color filter fabrication and spacer deposition. We believe that this will enhance the development of high accuracy, reliable printing equipment and improve the acceptance of ink jet printing technology by display manufacturers.

- ***Improved Power Efficient Technologies***

It has all ready been demonstrated that OLED-based devices can provide equivalent or better visual experiences at substantially lower power levels. CDT is striving to improve power efficiency through three routes. First, in addition to our P-OLED fluorescent technology, we are developing high efficiency, solution processable, phosphorescent dendrimer materials. Dendrimers are large, spherical molecules with branched chains emanating from their cores which enable solution processable materials and device structures that allow OLEDs to emit light through a process known as phosphorescence. It is believed that phosphorescent devices are capable of device efficiencies up to four times higher than those exhibited by fluorescent OLEDs. This would substantially reduce the power requirements of an OLED display and is potentially useful for hand-held devices, such as mobile phones, where battery power is often a limiting factor. The least efficient fluorescent color is red and development of phosphorescent red materials has been the primary focus for this research to date.

Second, we continue to research the findings at the University of Cambridge, UCLA and Yamagata University and Philips, Add-Vision, Inc. and TDK Corporation which have shown that higher efficiencies than were thought possible can be obtained from fluorescent P-OLED materials. These findings indicate that a greater proportion of singlet excitons are being generated than previously thought to be possible. We believe that these findings may allow fluorescent P-OLEDs to achieve significantly higher power efficiencies than previously expected and may provide the only route to very high efficiency blue OLEDs, as phosphorescent blue emission, at a practical color point, is difficult to obtain and sustain.

- ***Enhanced and New Driver Technologies***

LCD and OLED display devices are classified as either passive matrix or active matrix devices. In passive matrix devices, pixels are connected via a simple X-Y grid and rows or columns are addressed consecutively. In active matrix devices, pixels are connected to an array of thin film transistors and can be addressed simultaneously.

Our licensees are currently shipping P-OLED passive matrix displays for applications where performance demands are well within the current state of the technology. In November 2006, we announced the development of a new passive matrix driver, Total Matrix Addressing™, or TMA™. Prior to TMA, large OLED displays have only been feasible by using active matrix (AM) technology incorporating an expensive thin-film transistor (TFT) layer. Passive matrix (PM) displays, which are driven by cheaper external chips, have been restricted to smaller screen sizes. TMA is a technology which potentially can be incorporated into driver chips to bring active matrix capabilities to passive matrix displays. TMA reduces power consumption and enhances panel lifetime for a given pixel count in passive matrix displays. Measurements on small passive matrix displays that incorporated the TMA solution demonstrated at least a 50% reduction in power consumption or exhibited double the display luminescence at the same power consumption. The TMA driving system can be applied to both P-OLED and SMOLED passive matrix displays. Industry response has been very positive to this new technology and in January 2007, we acquired the assets of Next Sierra Inc., an OLED display design chip house to help accelerate CDT's development of this technology, which we believe has strong commercial potential.

While we believe that the passive matrix segment is important for the overall success of our P-OLED technology, we are directing most of our research efforts to the development of P-OLED technology for the active matrix segment, which in the longer term has much larger revenue potential. We believe that our P-OLED technology is particularly suited to the active matrix market, which allows extended display lifetime compared with passive matrix, since each pixel can be driven at its most efficient operating voltage.

There are two primary types of thin film transistor substrates in use today: amorphous silicon which is the most commonly used in the LCD industry, and low-temperature poly-silicon, or LTPS, which has certain benefits due to its higher current mobility. CDT and others, notably Casio Computer Co., Ltd., have shown that P-OLED displays can be used with amorphous silicon thin film transistor technology. Although more development is required, we believe this work potentially increases the number of possible manufacturing facilities that could be converted from LCD to P-OLED and also the ability to scale P-OLED manufacturing to Gen-5 and larger.

While amorphous silicon is promising for future OLED displays, most active matrix OLED displays currently use LTPS. The key benefit of LTPS for P-OLED technology is the ability to drive a higher current for a given voltage and, therefore, allow physically smaller thin film transistors to be used. This has benefits in that a greater proportion of the area of the display is available for the emergence of light generated by the P-OLED, and allows higher resolution displays to be made. Demonstrations of full-color prototype displays using our P-OLED technology on a LTPS backplane include displays made by Seiko Epson, Toshiba and Philips.

We believe that the compatibility of P-OLED with both LTPS and amorphous silicon thin film transistors will allow P-OLEDs eventually to penetrate all LCD product markets.

Our Competitive Strengths

Intellectual Property

We believe that we hold the most extensive and significant intellectual property, or IP, portfolio for P-OLED materials and devices, and TMA applications, including the fundamental patents for the use of polymers in electroluminescent devices.

Since our founding, IP has been and continues to be our highest priority and the quality and range of our IP portfolio reflects this. From the initial filings with respect to our fundamental patents, we have now amassed a substantial base of IP assets including granted and pending patents, trade secrets and know-how. Currently we have 200 published or unpublished patent families, including 13 joint filings with our development partners, with 96 patents issued in the United States, 39 patents issued in Europe (principally in the U.K., France, Germany and the Netherlands), 24 patents issued in Japan and 23 patents issued in China. In addition, we have applied for 81, 74, 93 and 35 patents that are currently pending with the applicable governmental authority in, respectively, the United States, Europe, Japan and China.

Our patent portfolio now extends into the following areas:

- electroluminescent devices;
- electroluminescent and charge transport materials;
- manufacturing processes;
- electrodes/cathodes;
- device architecture;
- electronics/drivers;
- applications for our TMA algorithm;
- optics;

- solution processing and ink jet printing;
- encapsulation;
- flexible display devices; and
- photovoltaics, such as solar cells.

In addition to patents owned directly by us, we have exclusive control of certain patents emanating from the Universities of Cambridge, Oxford and St. Andrews. We have been granted sub-licensing rights with respect to the extensive portfolio of patents belonging to Seiko Epson to the extent they relate to the manufacture of P-OLED devices by ink jet printing. We also possess substantial know-how, including the implementation knowledge relating to the manufacture of OLED devices.

In 2002, as part of our IP expansion strategy, we acquired control of CDT Oxford Limited (formerly known as Opsys UK Limited), which owns or controls a number of patents protecting the use of dendrimers to make solution processable phosphorescent materials. This allows us to develop proprietary materials which we believe have the potential to form the basis of a future generation of high efficiency green and red materials for solution-processed OLED displays.

Our fundamental patents expire in 2010, 2011 and 2015. In addition to our fundamental patents, we hold a wide array of important patents whose expiration dates range from 2017 to 2024. Our comprehensive approach has led to an existing patent portfolio covering a broad spectrum of OLED technology, and we believe that this extensive portfolio, together with our ability to continue to generate important patentable inventions, will extend our ability to generate licensing revenues for the foreseeable future.

In early 2006, we acquired an important portfolio of patent rights from Maxdem Inc., including patent applications relating to new light emitting polymer compositions and applications, and a license to a large number of other patents and patent applications. Shortly thereafter, we sold these patents rights to our 50%-owned joint venture, Sumation.

We have a comprehensive IP policy which has as its objectives:

- the development of new IP both to ensure our continued control of P-OLED technology and to further our IP position in relation to OLEDs in general; and
- the maintenance of our valuable trade secrets and know-how.

Research and Development

We conduct research to further develop and enhance our proprietary core P-OLED and solution processable phosphorescent technologies. Our research and development expenses were $13.2 million in 2006, $16.1 million in 2005, and $14.2 million in 2004.

As part of our development efforts, in January 2002, we opened our Technology Development Center in Godmanchester, near Cambridge, England. Constructed at a cost of approximately $25 million, this Center enables us to develop P-OLED display manufacturing processes in a commercial scale facility and to subsequently sell process and engineering packages to our licensees and other partners. In return for technology transfer and service fees, we provide a range of customized service packages which assist companies in achieving their plans to adopt and commercialize products using our P-OLED technology. At this facility we have the capability to fabricate fully functional display modules on substrate sizes from 1"x1" to 14"x14" for evaluation, testing and demonstration. This enables us rapidly to support the roll-out of advances made on a research scale into a commercial scale facility.

Our Sumation Joint Venture and Other Materials Supplier Relationships Provide Resources for the Rapid Development of P-OLED Technology

In addition to the above, in November 2005, we formed Sumation, a joint venture company with Sumitomo Chemical. Headquartered in Japan and with offices in the United Kingdom, Sumation develops, manufactures and sells P-OLED materials. Sumation™ provides both a large development resource for the rapid development of polymer materials technology and for the supply of materials and formulated inks for P-OLED manufacture.

Our other materials licensees, Merck OLED Materials GmbH, or Merck OLED, which is part of Merck KGgA and was formerly known as Covion Organic Semiconductors GmbH and H.C. Starck, a subsidiary of Bayer, provide multiple sources of P-OLED materials for display manufacturers. Sumation is making rapid progress in improving the lifetime and power efficiencies of red, green, blue, white and other colors of materials and encouraging their adoption in the industry. We share our research to improve lifetimes, color spectrum and power efficiencies of P-OLED materials with selected display manufacturers.

Key Customer and Industry Relationships

We sold our first P-OLED license in 1996 to Philips and currently have ten device licensees, three materials licensees and two component licensees and are working with a number of additional display manufacturers through joint technology development programs and informal relationships. We recognized our first royalty revenues in 2002 when commercial consumer electronics products began incorporating our P-OLED technology. Currently, our P-OLED technology is being used in mobile phones, MP3 players, medical equipment and other applications.

Our People

Our research and development team of 86 professionals has competencies in materials science, device physics, process development, and ink jet printing. Some of our scientists are dedicated to providing contract research services as part of the Sumation joint venture with Sumitomo Chemical. In total, as of December 31, 2006, we had 114 full-time employees and 6 part-time employees. Our employees are not unionized and relations between management and employees are very good.

Competition

The display industry in which we operate is highly competitive. We compete against existing FPD technologies, dominated by LCDs, as well as emerging FPD technologies, including other OLED technologies. Due to the complex and rapidly evolving nature of the display industry, many of our competitors are, at times, working with us as licensees, development partners or services customers.

Numerous companies have developed or are developing LCD and other technologies such as plasma, rear-projection microdisplay, inorganic electroluminescence and field emissive displays that compete or will compete with our P-OLED display technologies. We also compete with a number of companies developing alternative OLED technologies. Given the level of patent protection we hold for P-OLED technology, our major OLED licensing competitors are focused on commercializing SMOLED technology. SMOLEDs have a longer history as a patented technology than P-OLEDs and SMOLED materials and display devices have been in development for longer. Companies in the SMOLED market include Eastman Kodak Company, or Kodak, which has licensed its fluorescent SMOLED technology and other patents for passive matrix OLED display applications, and Universal Display Corporation, whose phosphorescent SMOLED materials technology is used for certain passive matrix OLED applications.

As with P-OLEDs, over 95% of shipments of commercial products utilizing SMOLED materials or licenses from these companies have been in passive matrix applications such as monochrome product displays, car audio and industrial displays and, more recently, cell phone sub-displays and digital still camera displays.

We believe that the principal competitive factors in the FPD market, which encompasses the market for OLED display technology potentially include: manufacturing cost and yield, image quality especially response time, power efficiency, product lifetime, weight and dimension. We believe that products incorporating our P-OLED technology compare favorably on many of these factors, but there can be no assurance that our technology will capture a substantial portion of the OLED display market or that our licensees' products using our P-OLED technology will capture a substantial portion of the FPD market.

Environmental Matters

Our business and our research and development activities involve the controlled use of small amounts of hazardous substances as well as other potentially harmful materials, waste and chemicals, which could cause interruption of our research and development efforts or injury to our employees, resulting in liabilities under local or foreign laws or regulations governing the use, storage and disposal of these materials. We employ best practices to ensure the safety of our employees and careful handling of all hazardous substances. To date, we have not had any issues relating to our use of hazardous materials.

We outsource the disposal of hazardous materials to professional contractors, who accept responsibility for the safe disposal of such materials, and to whom we paid less than $80,000 per year in each of the last three years. We do not foresee any future material capital expenditure requirements for the monitoring of hazardous substances and pollution at our current facilities or any infrequent or non-recurring clean-up expenses.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. We therefore file periodic reports, proxy statements and other information with the SEC. Such reports may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Our internet address is www.cdtltd.co.uk. We make available, free of charge, through our internet website links to this Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Information contained on our website is not incorporated by reference unless specifically referenced herein.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this Annual Report on Form 10-K before making an investment decision. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expected in those forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report on Form 10-K.

Risks Relating to Our Business and Industry

We have a history of losses, do not expect to be profitable in the foreseeable future and may never be profitable.

Since inception, we have generated limited revenues while incurring significant losses. We expect to incur losses for the foreseeable future until such time, if ever, as we are able to achieve sufficient levels of revenue from the commercial exploitation of our P-OLED, TMA and related technologies to support our operations. You should note that:

- neither P-OLED, TMA nor related technologies may never be broadly commercially adopted;
- markets for FPD using P-OLED, TMA and related technologies may be limited; and
- we may never generate sufficient revenues from the commercial exploitation of our P-OLED, TMA and related technologies to become profitable.

We license our P-OLED and related technologies to P-OLED materials manufacturers and display manufacturers, which then incorporate our technologies into the materials and products they sell. Even if we and our display manufacturer licensees develop commercially viable applications for our technologies, we may never recover our research and development expenses. We have had significant net losses in previous periods and expect to report net losses in future periods, and as of December 31, 2006, we had an accumulated deficit of over $195 million. We cannot predict what impact continued net losses might have on our ability to finance our operations in the future or on the market value of our common stock.

Because we are at an early stage of development and have a limited operating history, our future results are unpredictable.

Our future success is uncertain because we have a limited operating history and face many risks and uncertainties. If we are unsuccessful in addressing these risks and uncertainties, we may be unable to generate sufficient revenue growth to support ongoing operations. We were formed in 1992 to research and develop P-OLED technology. We began licensing P-OLED technology to original equipment manufacturers, or OEMs, in 1996, and in 2002 this technology was initially commercialized. Accordingly, there is only a limited amount of past experience upon which to evaluate our business and prospects, and a potential investor should consider the challenges, expenses, delays and other difficulties involved in the development of our business, including the continued development of our P-OLED, TMA and related technologies, refinement of processes and components for commercial products using our P-OLED, TMA and related technologies, formation of additional commercial relationships and achievement of market acceptance for products using P-OLED, TMA and related technologies.

If our P-OLED, TMA and related technologies are not feasible for broad-based product applications, we may never generate revenues sufficient to support ongoing operations.

Before manufacturers of displays and other products which use our P-OLED, TMA and related technologies will agree to use these technologies for wide-scale commercial production, they will likely require us to demonstrate to their satisfaction that these technologies are feasible for their particular product applications.

This, in turn, would require additional advances in our research and development efforts, as well as those of others, for applications in a number of areas, including:

- device reliability;
- the development of TMA driver chips;
- the development of P-OLED materials with sufficient lifetimes, brightness and color coordinates for the applications in question; and
- issues related to scalability and cost-effective fabrication technologies.

Currently, P-OLED displays are being or have been used or tested for small- to medium-sized product applications such as mobile phones, PDAs, digital cameras and camcorders (including electronic viewfinders), portable DVD players, electric shavers, MP3 players, in-car entertainment and navigation displays and other applications. P-OLED displays have not yet been commercially introduced in larger applications such as laptop computers, desktop computer monitors or televisions other than in prototypes. To date, we have not attained the service lifetimes required by the manufacturers of these more demanding larger applications. Our TMA technology is at an early stage of development and has only been demonstrated in a "proof of concept" demonstrator.

Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. Technical problems may result in delays in the implementation of our technologies in specific applications and cause us to incur additional expenses that would increase our losses. If we cannot complete research and development of our P-OLED technology successfully, or if we experience delays in completing research and development of our P-OLED technology for use in potential commercial applications, particularly after incurring significant expenditures, our business may fail.

Even if our P-OLED, TMA and related technologies are technically feasible, they may not be adopted by display manufacturers.

The potential size, timing and viability of market opportunities targeted by us through our display manufacturer licensees are uncertain at this time. Market acceptance of our P-OLED, TMA and related technologies will depend, in part, upon this technology providing benefits comparable to or greater than those provided by cathode ray tube display, LCD or plasma technology (the current standard display technologies) at an advantageous cost to manufacturers, and the adoption of products incorporating this technology by consumers.

Display manufacturers make the determination during their product development programs whether to incorporate our P-OLED, TMA or related technologies or pursue other alternatives, and they may be forced to make significant investments of time and cost well before they introduce their products incorporating our technology to the consumer market and before they can be sure that they will generate any significant sales to recover their investment. Moreover, certain existing licensees and potential licensees of our P-OLED technology currently manufacture FPDs using competing technologies, and they may, therefore, be reluctant to redesign their products or manufacturing processes or invest in new or converted facilities to incorporate our P-OLED, TMA or related technologies.

During a display manufacturer licensee's entire product development process, we face the risk that our technology will fail to meet our licensee's technical, performance or cost requirements or will be replaced by a competing product or alternative technology. For example, we are aware that some of our licensees have entered into arrangements with our competitors regarding the development of competing technologies, including the potential production of OLED displays by ink jet printing using phosphorescent materials. Even if we offer technology that is satisfactory to a display manufacturer licensee, they may choose to delay or terminate their product development efforts for reasons unrelated to our technology. The occurrence of any of these events would adversely affect our royalty revenues and may make it difficult to attract additional licensees.

Our TMA technology may not be adopted by display manufacturers if chips cannot be developed at a price and with power consumption and other technical characteristics which are attractive to display manufacturers.

There are alternatives to P-OLEDs for FPDs, which may limit our ability to commercialize our P-OLED technology.

The FPD market is currently, and will likely continue to be for some time, dominated by displays based on LCD technology. Numerous companies have made and are continuing to make substantial investments in, and are conducting research to improve the characteristics of, LCDs. Several other FPD technologies have been, or are being, developed, including technologies for the production of field emission, inorganic electroluminescence and plasma. Advances in LCD technology or any of these other technologies may overcome their current limitations and permit them to remain or become more attractive technologies for FPDs, either of which could limit the potential market for FPDs using our P-OLED technology. This, in turn, would cause display manufacturers to avoid entering into commercial relationships with us or to renegotiate, terminate or not renew their existing relationships with us, which may cause our business strategy to fail.

Other OLED technologies may be more successful than ours, which may limit the commercial adoption of our P-OLED technology.

Other companies have developed OLED technologies that differ from and compete with our P-OLED technology. Certain of these competing OLED technologies entered the marketplace prior to ours and may become entrenched in the flat panel industry before our P-OLED technologies have a chance to become widely adopted. Moreover, competitors may succeed in developing new OLED technologies or new manufacturing techniques that are more cost-effective or have fewer limitations than our P-OLED technology or other existing OLED technologies. If our P-OLED technology is unable to capture a substantial portion of the OLED display market, our business strategy may fail.

We believe that a competitive advantage of our P-OLED technology is that, unlike the materials used by competing OLED technologies, our P-OLED materials can be dissolved in common organic solvents to make inks which can be patterned using high precision printing processes to make displays. Several other companies, including, we believe, DuPont Displays, Universal Display Corporation and Seiko Epson, are attempting to develop alternative OLED materials with similar properties and some have claimed progress in this work. If other companies succeed in the development of such materials and also develop associated device structures and manufacturing techniques, it may become possible to print OLED displays which are not covered by our intellectual property. If such technologies are successfully developed and commercialized and are perceived by display makers to be superior to our P-OLED technology, our business strategy may fail.

In the short term, a major market for our TMA technology will be Kodak's SMOLED technology which may not be successful.

Currently, a significant market for our TMA technology is Small Molecule OLED technology. A number of plants which manufacture SMOLED displays have discontinued production during the last two years. By the time our TMA technology is ready to be commercialized, the SMOLED market may be too small to make this technology profitable. TMA technology may increase the price competitiveness of SMOLED technology and, therefore, increase the barriers to entry for our own P-OLED technology.

Because we do not manufacture or sell any products to end users, we depend on the manufacturing capabilities of our display manufacturer licensees. Any difficulties or delays affecting their manufacturing processes or any decision to terminate or reduce their display manufacturing businesses could harm our business.

We license our P-OLED and related technologies to display manufacturers, who then incorporate our technologies into the products that they sell. Because we do not manufacture any commercial products, our success depends on the ability and willingness of our licensees to develop, manufacture and sell commercial products integrating our technologies. Any significant disruption or increase in cost of the manufacturing processes of our display manufacturer licensees or a decision by any of our display manufacturer licensees to terminate or reduce their efforts to manufacture or sell displays would adversely affect our royalty revenues and thus our business.

Mass production of P-OLED displays will require the availability of suitable manufacturing equipment, components and materials. Equipment is currently available for many of the required process steps, but the processes and equipment that will be required to deposit P-OLED materials for large-sized, full-color displays are still under development. High precision ink jet printing equipment that could be used to deposit P-OLED materials is being developed by some companies, but, to our knowledge, is only being made available for sale at this time by Litrex, our former subsidiary. The availability of suitable ink jet printing equipment will be contingent on the continued technical success of and sufficient funding for Litrex's or another manufacturer's development program. In addition, certain of the components, such as low temperature poly silicon backplanes, used in the production of our licensees' display products are available only from a limited number of suppliers.

If display manufacturers are unable to obtain ink jet printing or other suitable P-OLED deposition equipment or are unable to source other key equipment for the manufacture of large panel sizes or, if they experience unexpected difficulties, expenses or delays with respect to additional required technologies, components or other materials, they may experience increased costs or manufacturing delays and may not be able to manufacture larger-sized, full-color P-OLED displays or may exit the display manufacturing business entirely. This would adversely affect our license fees or royalty payments from them, and we may not be able to increase our revenues and achieve profitability.

We expect to derive an increasing portion of our revenues from royalties on sales of products commercialized by our licensees that incorporate our technology. Our display manufacturer licensees operate in a highly competitive environment, and they may not be able to achieve and sustain market position. If they fail to compete successfully, our royalties will decrease or be eliminated.

Because we do not sell any products directly to end-users, our success depends upon the ability and continuing willingness of our display manufacturer licensees to market commercial products integrating our technology and the widespread acceptance of those products. Any slowdown in the demand for our licensees' products would adversely affect our royalty revenues and thus our business. The markets for our display manufacturer licensees' products are highly competitive, with pressure on prices and profit margins due largely to additional and growing capacity from FPD industry competitors. The principal elements affecting our licensees' competitive performance in the market for end-user products include their abilities to:

- access required capital;
- conduct research and development;
- reduce time-to-market;
- reduce production costs;
- offer a competitive price;
- offer attractive product features and quality;
- offer customer service, including product design support; and
- provide sufficient quantity of products to fulfill end-user demand.

Success in the market for end-user products that may integrate our P-OLED technology also depends on factors beyond the control of our licensees and us, including the cyclical and seasonal nature of the end-user markets that our licensees serve, as well as industry and general economic conditions. If our licensees fail or otherwise reduce their efforts to commercialize products that incorporate our technology or exit the display manufacturing business entirely, our business strategy may fail.

Many of our competitors have greater resources, which may make it difficult for us to compete successfully against them.

The FPD industry is characterized by intense competition. Many of our LCD and OLED competitors have better name recognition and greater financial and personnel resources and technical, marketing and research capabilities than us, and because of these differences, we may never be able to compete successfully in the FPD market.

LCD is currently the dominant technology in the FPD market. Many of the leading LCD panel manufacturers, such as AU Optronics, Chunghwa Picture Tubes, LG.Philips, Samsung Electronics and Sharp, are large, established companies with global marketing capabilities, widespread brand recognition and extensive financial resources.

Eastman Kodak Company is our principal competitor in the OLED industry, with a number of licensees already in commercial production of displays incorporating its passive matrix small molecule OLED, or SMOLED, technology and two companies in production of active matrix driven displays.

With the formation of our 50%-owned joint venture, Sumation, we have an interest in the supply of materials to the OLED industry. Merck OLED currently competes with Sumation in the supply of P-OLED materials and other companies, such as DuPont, are believed to be developing similar products. Kodak, Idemitsu Kosan and Universal Display Corporation supply materials to display makers using Kodak's SMOLED technology.

The leading LCD panel manufacturers, who use competing technologies but are also potential licensees of our P-OLED technology, are considerably larger and more established companies, and they have global marketing capabilities and substantially greater financial resources to devote to research and development than we have. If our technology does not compete effectively with these and other display technologies, our business strategy may fail.

If our materials supplier licensees fail to make advances in their research, or if they exit that business or otherwise terminate or elect not to renew their relationships with us, we might not succeed in commercializing our P-OLED technology.

Research and development of commercially viable applications for our P-OLED technology depends substantially on the success of work relating to P-OLED materials, including resolution of issues relating to materials lifetimes and efficiencies at the brightness levels required for large panel applications. We cannot be certain that we or our materials supplier licensees will make sufficient additional advances in the research and development of P-OLED materials to satisfy these requirements. Moreover, if our materials supplier licensees are unable to meet the requirements of our display manufacturer licensees, or if they exit the P-OLED materials supply business or otherwise terminate or elect not to renew their relationships with us and no viable successor can be found, our business strategy may fail

If we cannot form and maintain lasting business relationships with P-OLED display manufacturers, our business strategy will fail.

Our business strategy depends upon our development and maintenance of commercial licensing relationships with high-volume manufacturers of P-OLED displays. We have issued licenses to a number of display manufacturers and have technology development relationships with a number of other companies in the industry for the purpose of evaluating our P-OLED technology for possible use in commercial production. Any of these relationships may fail to result in the display manufacturers entering into a licensing arrangement or, subsequently, commercial production, as applicable, of devices using our P-OLED technology on a scale sufficient for our business strategy to succeed. Moreover, if a licensee is no longer using our technology, it can generally terminate the license agreement upon notice and without further payment to us.

Under our existing technology development and evaluation agreements, we are working with display manufacturers to incorporate our technology into their products for the commercial production of P-OLED displays. However, these technology development and evaluation agreements typically last for limited periods of time, and these relationships may never lead to development of products and entry into license agreements.

Currently, and for the foreseeable future, a significant portion of our revenues are and will be derived from a concentrated number of licensees. Our future success will depend upon our ability to establish and maintain relationships with key licensees and to attract new licensees. If our royalty revenues continue to be derived from a few licensee relationships, our operating results will be harmed if those licensees experience operating difficulties or curtail or terminate their use of our licensed technology, and we are not able to obtain replacement royalty sources. Replacement royalty sources may be difficult to obtain because of the lengthy periods required to attract and sign-up new licensees and have them enter commercial production.

Our ability to enter into additional commercial licenses, or to maintain our existing technology development and evaluation relationships, may require us to make financial or other commitments. We might not be able, for financial or other reasons, to enter into or continue these relationships on commercially acceptable terms or at all. Failure to do so would cause our business strategy to fail.

Conflicts may arise with our licensees or joint development partners, resulting in renegotiation or termination of, or litigation related to, our agreements with them. This would adversely affect our revenues.

Conflicts could arise between us and our licensees or joint development partners as to royalty rates, milestone payments or other commercial terms. Similarly, the parties may disagree as to which party owns or has the right to commercialize intellectual property that is developed during the course of the relationship or as to other non-commercial terms. If such a conflict were to arise, a licensee or joint development partner might attempt to compel renegotiation of certain terms of their agreement or terminate their agreement entirely, and we might lose the royalty revenues and other benefits of the agreement. Either we or the licensee or joint development partner might initiate litigation to determine commercial obligations, establish intellectual property rights or resolve other disputes under the related agreements. Such litigation could be costly to us and require substantial attention of management. If we were unsuccessful in such litigation, we could lose the commercial benefits of the agreement, be liable for other financial damages and suffer losses of intellectual property or other rights that are the subject of dispute. Any of these adverse outcomes could cause our business strategy to fail. Some of our licenses contain "most favored nation" provisions. These provisions give licensees the right to reduced royalty rates or refunds of upfront fees in the event that we issue new licenses that have more favorable upfront fee or royalty rates than the existing licenses that contain these "most favored nation" provisions, but are otherwise similar in their terms.

If we do not receive additional financing in the future, we might not be able to continue the research, development and commercialization of our P-OLED technology, TMA and related technologies or to continue as a going concern.

Our capital requirements have been, and will continue to be, significant. Substantial additional funds will be required in the future to maintain current levels of expenditure for research, development and commercialization of our P-OLED, TMA and related technologies, to obtain and maintain patents and other intellectual property, or IP, rights in these technologies, as well as for working capital and other purposes, the timing and amount of which are difficult to forecast. If we do not achieve our revenue goals, our cash on hand may not be sufficient to meet all of our future needs. When we need additional funds, such funds may not be available on commercially reasonable terms or at all. If we cannot obtain more money when needed, we might be forced to cut back our current activities and our business might fail. We expect, based on our internal forecast and assumptions relating to our operations (including, among others, assumptions regarding our working capital requirements, the progress of our research and development efforts and our revenues, including stage payments due to us pursuant to our contractual arrangements with Matsushita Electrical Industrial), that we will have sufficient cash to meet our obligations for at least the next 12 months. If at some future time, we are unable to demonstrate that we have sufficient cash to meet our obligations for at least the following 12 months, we might have to reconsider the "going concern" basis of presentation in our financial statements and this might adversely impact our ability to raise additional funds.

In November 2005, we sold Litrex to ULVAC, Inc. of Japan. Under the terms of our agreements with Litrex and ULVAC, they are obligated to continue to support Litrex's development of ink jet printers for the display manufacturing industry. If they do not fulfill this obligation, we may exercise our rights under a fallback license to obtain the necessary IP to develop, manufacture and supply ink jet printing equipment for use by manufacturers using our P-OLED technology independent of Litrex. In any such circumstance, we may incur substantial additional costs in order to ensure that ink jet printing equipment is made available for P-OLED display manufacturers. We have the right, but no obligation, to fund ink jet printing development programs at Litrex and may incur costs in doing so if we believe this is necessary for the furtherance of our P-OLED technology.

If we are unable to meet our currently projected liquidity requirements from our existing resources, we may need to borrow money or issue additional equity or debt securities. We may not be able to borrow money on commercially reasonable terms or at all. If we attempt to raise money in an offering of shares of our common stock, preferred stock, warrants or debt securities, or if we engage in acquisitions involving the issuance of such securities, our then-existing stockholders may be diluted. If we are unable to obtain required financing or reasonable terms, our business may fail.

Sumation, our 50%-owned joint venture with Sumitomo Chemical, will require additional funding in future periods. If we are unable to provide such funding our ownership interest may become diluted and the potential realizable value from this investment may be reduced.

We or our licensees may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to our patent and other intellectual property rights.

In recent years, there has been significant litigation involving patents and other IP rights in many technology-related industries, including our own.

There may be patents owned by third parties that may be infringed by the use of our technology or a part thereof, thus substantially interfering with the future conduct of our or our licensees' businesses. Our licensees could be sued by such parties for patent infringement. Such lawsuits could subject them to liability for damages, prevent our licensees from incorporating such patented technology in their products or require our licensees to obtain additional licenses that could increase the cost of their products. As a result there could be an adverse affect on their sales and thus our royalties and this could also cause our licensees to seek to renegotiate our royalty rates. This problem is made more difficult to evaluate, because certain patent applications in the United States are retained in secrecy unless and until the patent issues.

In addition, in the future we may assert our IP rights by instituting legal proceedings against others. We cannot assure you that we will be successful in enforcing our patents in any lawsuits we may commence. Defendants in any litigation we may commence to enforce our patents may attempt to establish that our patents are invalid or are unenforceable. Thus, any patent litigation we commence could lead to a determination that one or more of our patents are invalid or unenforceable. If a third party succeeds in invalidating one or more of our patents, that party and others could compete more effectively against us. Our ability to derive licensing revenues from products or technologies covered by these patents could also be adversely affected.

Whether our licensees are defending the assertion of third-party IP rights against their businesses arising as a result of the use of our technology, or we are asserting our own IP rights against others, such litigation can be complex, costly, protracted and highly disruptive to our or our licensees' business operations by diverting the attention and energies of management and key technical personnel. As a result, the pendency or adverse outcome of any IP litigation to which we or our licensees are subject could disrupt business operations, require the incurrence of substantial costs and subject us or our licensees to significant liabilities, each of which could severely harm our business.

Plaintiffs in IP cases often seek injunctive relief. Any IP litigation commenced against our licensees could force them to take actions that could be harmful to their business and thus to our royalties, including the following:

- stop selling their products that incorporate or otherwise use technology that contains our allegedly infringing IP;
- attempt to obtain a license to the relevant third-party IP, which may not be available on reasonable terms or at all; or
- attempt to redesign their products to remove our allegedly infringing IP to avoid infringement of the third-party IP.

If our licensees are forced to take any of the foregoing actions, they may be unable to manufacture and sell their products that incorporate our technology at a profit or at all. Furthermore, the measure of damages in IP litigation can be complex and is often subjective or uncertain. If our licensees were to be found liable for infringement of proprietary rights of a third party, the amount of damages they might have to pay could be substantial and is difficult to predict. Decreased sales of our licensees' products incorporating our technology would adversely affect our royalty revenues under existing licenses. Any necessity to procure rights to the third-party technology might cause our existing licensees to renegotiate the royalty terms of their license with us to compensate for this increase in their cost of production or, in certain cases, to terminate their license with us entirely. Were this renegotiation to occur, certain of our license agreements that contain "most favored nation" provisions, requiring that we offer at least as favorable terms to the holder of such a license as we offer to any other licensee, would be affected and we would also receive reduced royalties from those licenses. These developments would also harm our ability to compete for new licensees and would adversely affect the terms of the royalty arrangements we could enter into with any new licensees.

As is commonplace in technology companies, we employ individuals who were previously employed at other technology companies. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees or we have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims. The costs associated with these actions or the loss of rights critical to our or our licensees' business could negatively impact our revenues or cause our business to fail.

If we cannot obtain and maintain appropriate patent and other intellectual property rights protection for our P-OLED, TMA and related technologies, our business will suffer.

The value to us of our P-OLED, TMA and related technologies is dependent on our ability to secure and maintain appropriate patent and other IP rights protection. Although we own or license many patents covering our technology that have already been issued, there can be no assurance that additional patents applied for will be obtained or that any of these patents, once issued, will afford commercially significant protection for our technology or will be found valid if challenged. Moreover, we have not obtained patent protection for some of our technology in all foreign countries in which P-OLED displays or materials, or chips incorporating our TMA technology, might be manufactured or sold. In any event, the patent laws and enforcement regimes of other countries may differ from those of the United States as to the patentability of our P-OLED, TMA and related technologies and the degree of protection afforded.

The strength of our current P-OLED IP position results primarily from the essential nature of our fundamental patents covering the P-OLED device and its manufacturing process and electroluminescent devices containing conjugated polymers. These patents expire in 2010, 2011 and 2015. While we hold a wide range of additional patents and patent applications whose expiration dates extend (and in the case of patent applications, will extend) well beyond 2015, many of which are also of key importance in the OLED industry, none is of an equally essential nature as our fundamental patents, and therefore our competitive position after their expiration may be less certain.

We may become engaged in litigation to protect or enforce our patent and other IP rights or in International Trade Commission proceedings to abate the importation of goods that would compete unfairly with those of our licensees. In addition, we may have to participate in interference or reexamination proceedings before the U.S. Patent and Trademark office, or in opposition, nullity or other proceedings before foreign patent offices, with respect to our patents or patent applications. All of these actions would place our patents and other IP rights at risk and may result in substantial costs to us as well as a diversion of management attention. Moreover, if successful, these actions could result in the loss of patent or other IP rights protection for the key P-OLED, TMA and related technologies on which our business strategy depends.

In addition, we rely in part on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets, know-how and other proprietary information, we require employees, consultants, financial advisors and strategic partners to enter into confidentiality agreements. These agreements may not ultimately provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of those trade secrets, know-how or other proprietary information. In particular, we may not be able to fully or adequately protect our proprietary information as we conduct discussions with potential strategic partners. If we are unable to protect the proprietary nature of our technology, it will harm our business.

We are subject to developments in and expenses associated with resolving matters currently in litigation.

We have been and may continue to be the subject of complaints or litigation in connection with disputes unrelated to patent or other IP rights described above. We are currently the subject of litigation with Sunnyside Development as described under "Legal Proceedings" in Item 3 of Part I above. There is considerable risk associated with any litigation, particularly litigation such as this action, which may be decided by a jury and the outcome of which will be affected by a number of factors beyond our control. As is also the case with other complaints or litigation to which we may become subject, we may incur significant legal costs in defending or settling the action with Sunnyside Development, and if a court finds against us, we could be liable for substantial financial damages or suffer other losses that are the subject of dispute. Such complaints and litigation are also often complex and protracted and disrupt our business operations by diverting the attention and energies of management and key technical personnel. As a result, the pendency or adverse outcome of such complaints and litigation could require the incurrence of substantial costs, subject us to significant liabilities and otherwise disrupt our business operations, each of which could severely harm our business.

We review any outstanding claims against us with internal and, if deemed appropriate, external legal counsel to assess the probability and estimates of loss. We reassess the risk of loss as new information becomes available and we adjust liabilities, if any, as appropriate. The actual cost of resolving any claims may be substantially different from the amounts of liability recorded. We have not recorded any liability with respect to the action by Sunnyside Development referred to above.

We are exposed to currency fluctuations, which may have an adverse effect on us.

A substantial majority of our licensing revenues are denominated in U.S. dollars. These licensing revenues include royalties based on revenues or production costs of our licensees that may be denominated in U.S. dollars or other currencies. Where such revenues or production costs of our licensees are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any licensing royalties due to us. Our licensing royalty revenues may decrease as a result of any appreciation of the U.S. dollar against these other currencies. The majority of our current expenditures are incurred in British pounds in order to fund our operations in the United Kingdom. If the U.S. dollar depreciates versus the British pound, additional U.S. dollars will be required to fund our operations in the United Kingdom.

We do not currently take out forward contracts, but we may do so in the future, the management of which we may outsource to third parties. There is no guarantee that we or any such third parties will be successful in reducing the risks to us of our exposure to foreign currency fluctuations and these fluctuations may adversely affect our results of operations, financial condition or cash flows.

We are a holding company with no significant independent operations, and we therefore rely on our subsidiaries to make funds available to us.

We are a holding company with no significant independent operations and no significant assets other than the capital stock of our subsidiaries. We, therefore, will be dependent upon the receipt of dividends or other distributions from our subsidiaries. The declaration of dividends by our subsidiaries will be subject to the discretion of their boards of directors and will depend on a number of factors, including their results of operations, financial condition, liquidity requirements and indebtedness and restrictions imposed by applicable law. Our inability to receive funds from our operating subsidiaries would adversely affect our ability to meet our obligations and to make dividend payments and other distributions, if any, to holders of our common stock.

Due to our significant level of international operations, we are subject to international operational, financial, legal and political risks that may negatively impact our operations.

A substantial part of our operations are in the United Kingdom, one of our senior executives is resident in Japan, and many of our licensees have a majority of their operations in countries outside the United States and Europe. Risks associated with our doing business internationally include:

- compliance with a wide variety of foreign laws and regulations, particularly labor, environmental and other laws and regulations that govern our operations in the United Kingdom;
- legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;
- potentially difficulties in managing an organization effectively where management is geographically dispersed;
- difficulties in creating and maintaining effective business relationships in foreign cultural environments;
- economic instability in the countries of our licensees, particularly in the Asia-Pacific region, causing delays or reductions in orders for their products and therefore our royalties;
- political instability in the countries in which our licensees operate, particularly in South Korea relating to its disputes with North Korea and in Taiwan relating to its disputes with China;
- difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and
- potentially adverse tax consequences.

Any of these factors could harm our or our licensees' existing international operations and business and impair our or our licensees' ability to continue expanding into international markets.

A significant portion of our assets and most of our executive officers are located outside of and are not residents of the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process upon such non-resident directors or officers within the United States or to realize against them in the

United States upon judgment of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities or blue sky laws of any state or other jurisdiction within the United States. In addition, courts of another country may not enforce judgments of United States courts obtained in actions against us, our directors or officers predicated upon the civil liability provisions of the United States federal securities laws or the securities or blue sky laws of any state or other jurisdiction within the United States or enforce, in original actions, liabilities against us, our directors or our officers predicated upon the United States federal securities laws or any state securities or blue sky laws.

Our agreements with our licensees and joint development partners are subject to regulation by the European Commission, and particularly to antitrust provisions of such regulations, which could result in fines to us or in those agreements being declared void in whole or in part, either of which would negatively impact our revenues.

Our IP licensing agreements and joint development agreements fall under the antitrust provisions of the Treaty of Rome and related regulations. While our display license agreements are generally non-exclusive and without geographic restriction, and while our licensing and joint development relationships generally represent lower market shares than would result in the application of the regulations' remedies, any violation of the regulations could result in the anti-competitive provisions or the entire relevant agreement being declared void and unenforceable. In addition, we could be subject to a fine of up to 10% of the income of our worldwide group.

If we cannot keep our key employees or hire other talented persons as we grow, our business might not succeed.

Our performance is substantially dependent on the continued services of senior management, particularly our Chief Executive Officer who has been principally responsible for establishing and maintaining many of our most important commercial relationships, and our Chief Technology Officer, who was one of the inventors of our fundamental P-OLED technology and helps direct our technology development program, and on our ability to offer competitive salaries and benefits to our employees. Also, Dr. Fyfe's current employment agreement with us expires in December 2008. We do not carry key person life insurance on any of our senior management or other key personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements in a timely manner or at all, which would seriously harm our business. Additionally, competition for highly skilled technical, managerial and other personnel is intense. We might not be able to attract, hire, train, retain and motivate the highly skilled managers and employees that we might need to be successful. If we fail to attract and retain the necessary technical and managerial personnel, our business will suffer and might fail. We currently have fewer than 130 employees, and we may encounter increasing difficulty in attracting enough qualified personnel as our operations expand and the demand for their services increases. This difficulty could impede the attainment of our research and development objectives and cause our business strategy to fail.

In February 2007, we awarded restricted stock units to a number of our senior executives as a long term incentive. These units vest over a two-year period that will end in December 2008, and are intended to retain the services of these executives during this period. There is no assurance that the award of these units will be effective in retaining their services or that we will be able to continue to retain their services after these restricted stock units have fully vested.

Our Technology Development Center and our research and development laboratories are critical to our success.

Our Technology Development Center in Godmanchester, England and our research and development laboratories are critical to our success. These facilities currently house our principal research, development, engineering and design operations. Our research and development activities involve the controlled use of a small amount of hazardous substances as well as other potentially harmful materials, waste and chemicals, which could cause interruption of our research and development efforts or injury to our employees, resulting in liabilities under federal, state, local or foreign laws or regulations governing the use, storage and disposal of these materials. While to date we have not had any issues relating to the use of hazardous materials, any event that causes a disruption of the operation of these facilities for even a relatively short period of time would adversely affect our ability to conduct research and development operations and to provide technical support for our licensees, which would negatively affect our revenues.

If we acquire or invest in any companies or technologies or enter into joint ventures in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or have an adverse effect on our results of operations.

We intend to expand our business primarily through internal growth, but from time to time we may consider strategic acquisitions or other investments, as well as joint ventures, to develop P-OLED materials and displays and related technologies. Any future acquisition, investment or joint venture would involve numerous risks, including:

- potential disruption of our ongoing business and distraction of management;
- difficulty integrating the operations and products of the acquired business;
- unexpected expenses related to technology integration;
- exposure to unknown liabilities, including litigation against the companies we may acquire or in which we invest or the joint ventures we form;
- future losses or failure of the acquired business resulting in the impairment of the carrying value of any investment;
- additional costs due to differences in culture, geographic locations and duplication of key talent; and
- potential loss of key employees or customers of the acquired company.

In addition, the failure to complete any such acquisition, investment or joint venture after it has been announced and negotiations commenced may have an adverse effect on our business, including the diversion of our management's time and attention, the negative impact on our business prospects or a decline in the market price for shares of our common stock.

We have made investments in Add-Vision Inc., a California company, and MicroEmissive Displays, or MED, which is a publicly quoted company in the United Kingdom. We may not be successful in addressing the risks or any other problems encountered in connection with these or other investments. If the companies in which we invest are not successful in achieving their business objectives the value of their stock may fall and we might have to write down the respective values of our investments.

In November 2005, we and Sumitomo Chemical entered into a joint venture agreement, which provides for the organization and capitalization of Sumation to develop and supply advanced P-OLED materials and formulated inks for use in commercial P-OLED displays and lighting applications. Each party to the joint venture agreement has contributed initial working capital to Sumation in exchange for a 50% voting and ownership interest, with an initial two-year budget and any additional funds to be funded equally by each party. To the extent that Sumation does not achieve its expected sales revenues or margins, we may need to provide 50% of any additional working capital funding requirements, although we will be under no formal obligation to do so. The joint venture agreement includes provisions for the possible sale of part or all of our equity stake to Sumitomo Chemical at fair market value after a minimum of five years. After the initial two-year period of the joint venture, the parties have agreed to engage in good faith discussions regarding how the manpower and facilities requirements of the joint venture will be resourced in the third and subsequent years. The joint venture agreement may be terminated by either party by mutual written agreement, or by one of the parties in the case of a material breach of the other party. It may also be terminated in the event of the bankruptcy or insolvency of either party, or if a 40% interest is acquired in one party by a direct and substantial competitor of the other joint venture party. The agreement will also terminate if Sumitomo Chemical acquires 100% of the shares in Sumation.

Although we already had a strong research relationship with Sumitomo Chemical, we believe that the strengthening of our relationship through the formation of this joint venture is the most effective way of accelerating P-OLED material development in the future. There can be no assurance, however, that the joint venture will not be terminated or that part or all of our interest in Sumation will not be acquired or that we will be successful in addressing the risks described above or any other problems encountered in connection with our joint venture, whether as a result of potential disruption of our ongoing business and distraction or duplication of management and other key talent or additional and unexpected costs and expenses related to technology integration or that could result from cultural differences or as a result of the geographic location of the joint venture in Japan.

Risks Relating to our Common Stock and Financial Results

Our operating results may have significant period-to-period fluctuations, which would make it difficult to predict our future performance.

Due to the current stage of commercialization of our technology and the significant development and manufacturing objectives that we and our licensees must achieve to be successful, our quarterly operating results will be difficult to predict and may vary significantly from quarter to quarter.

We believe that period-to-period comparisons of our operating results are not a reliable indicator of our future performance at this time. Among other factors affecting our period-to-period results, our license fees often consist of large one-time payments in the period during which we enter into a new license, followed by smaller recurring payments in later periods, resulting in significant fluctuations in our revenues. We recognize revenues in accordance with accounting principles generally accepted in the United States and, depending on the exact nature of the deliverables in any agreement, or set of agreements entered into contemporaneously, the recognition of revenues may be substantially delayed following receipt of cash from our customers and may be difficult to predict. If, in some future period, our operating results or business outlook fall below the expectations of securities analysts or investors, our stock price would be likely to decline and investors in our common stock may not be able to resell their shares at or above the price at which they were purchased. Broad market, industry and global economic factors may also materially reduce the market price of our common stock, regardless of our operating performance.

The market price of our common stock may be highly volatile.

The market price of our common stock has been highly volatile, as has been the case with the securities of many other emerging growth companies. Factors such as the following may have a significant impact on the market price of our common stock in the future:

- our operating results and capital resources;
- announcements by us or our competitors of technological developments, new product applications or license arrangements; and
- other factors affecting the FPD and related industries in general.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us.

One of our stockholders owns a significant amount of our common stock. If this ownership concentration continues, it could prevent you and other stockholders from influencing significant corporate decisions.

Affiliates of Kelso & Company, or Kelso, beneficially own approximately 40% of the outstanding shares of our common stock. Kelso is also represented on our board. As a result, Kelso exercises significant influence over matters requiring stockholder approval. The concentrated holding of Kelso may result in the delay or deterrence of possible changes in control of our company, which may negatively impact the market price of our common stock. The interests of Kelso and other of our existing stockholders may conflict with the interests of our other stockholders.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities. As of February 23, 2007, there were 21,630,703 shares of our common stock outstanding. In addition, we may in the future issue additional shares of our common stock that might be or become freely transferable, including shares that may be issued under additional registration statements that we may file, such as our shelf registration statement described below, upon the exercise of warrants or options or pursuant to our special bonus or other plans.

Shares freely transferable without restriction or further registration under the Securities Act of 1933 pursuant to Rule 144 or otherwise *	12,853,353	59.4%
Shares held by executive officers *	119,517	0.6%
Shares held by Kelso and eligible for sale under Rule 144 *	8,657,833	40.0%
Total shares outstanding at February 23, 2007	21,630,703	100.0%
Shares issuable pursuant to outstanding warrants	659,464	
Shares issuable pursuant to outstanding stock options	697,893	
Shares issuable pursuant to awards under our special bonus plan	999,705	
Shares issuable pursuant to other restricted stock unit awards	751,258	
Shares issuable pursuant to other contractual arrangements	256,959	
Shares reserved for future grants under stock incentive plans	139,825	

* stock held by affiliates is subject to volume, manner of sale, holding period and other limitations of Rule 144.

We have registered 6.5 million shares of our common stock with the SEC under a "shelf" registration statement on Form S-3, which covers 3.9 million shares that may be issued and sold by us and 2.6 million outstanding shares that may be sold by certain selling stockholders, including Kelso. We have entered into a contract with Next Sierra, Inc. pursuant to which we are required to file a registration statement with the SEC for 28,551 shares of our common stock which were issued to Next Sierra, Inc. in January 2007 and 256,959 shares which may be issued to them in future.

Kelso, which, together with its affiliates, owns an aggregate of approximately 40% of the outstanding shares of our common stock, has rights, subject to some conditions, to require us to file registration statements covering the unregistered shares that it currently holds or may acquire or to include these shares in registration statements that we may file for ourselves or other stockholders, including in connection with our shelf registration statement described above. Sales by Kelso of a substantial number of shares could significantly reduce the market price of our common stock.

The price of our common stock can be expected to decrease if we issue additional shares of our common stock that might be or become freely salable, including shares that may be issued under additional registration statements that we may file, such as our proposed shelf registration described above, upon the exercise of warrants or options or pursuant to our special bonus or other plans.

We can issue shares of preferred stock that may adversely affect your rights as a shareholder of our common stock.

Our certificate of incorporation authorizes us to issue up to 46,667 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of stockholders of our common stock. For example, an issuance of shares of preferred stock could:

- adversely affect the voting power of the stockholders of our common stock;
- make it more difficult for a third party to gain control of us;
- discourage bids for our common stock at a premium;
- limit or eliminate any payments that the stockholders of our common stock could expect to receive upon our liquidation; or
- otherwise adversely affect the market price of our common stock.

We may issue additional shares of authorized preferred stock at any time in the future.

We are incurring costs as a result of being a public company.

We incur significant legal, accounting, administrative and other costs and expenses as a public company. We are required to comply with the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market. Compliance with these rules and regulations causes us to incur legal, audit and financial compliance costs, and diverts management attention from operations and strategic opportunities. We will incur additional costs in evaluating and reporting on our internal control over financial reporting and having our independent auditors annually attest to our evaluation as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, which we expect to commence with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007. We are preparing to comply with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our initial report on our internal control over financial reporting. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and it requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Effective internal controls are necessary for us to provide reliable financial reports. We have in the past discovered, and may in the future discover, areas of our internal controls that require improvement. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent auditors discover a material weakness, the disclosure of the fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the Nasdaq Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

We are required to retain independent directors to serve on our board of directors. If vacancies on our board of directors or our audit committee occur that need to be filled by independent directors, we may encounter difficulty in attracting qualified persons to serve on our board, and, in particular, our audit committee. If we fail to attract and retain the required number of independent directors we may be subject to SEC enforcement proceedings and delisting of our common stock from the Nasdaq Global Market. We are also incurring high costs to maintain directors and officers insurance.

Our certificate of incorporation and bylaws and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our certificate of incorporation and by-laws may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

ITEM 1B. STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease the following facilities:

Location	Approximate Square Feet	Use
Building 2020 Cambourne Business Park, Cambridge, England	7,425	Offices for executive and support functions
Greenwich House Annex, Madingley Rise, Madingley Road, Cambridge, England	9,056	Laboratories and office space for the chemistry and material science teams
Units 8, 11 and 12, Cardinal Business Park, Godmanchester, England	35,302	Technology Development Center (including offices, cleanrooms, laboratories, manufacturing facilities and other technical space)
No. 1, Industry East 2nd Road, SBIP, Hsin-Chu, Taiwan	300	Office space
520 and 526 Clyde Avenue, Mountain View, California	8,152	General office use, research and development related to silicon chip design

We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

ITEM 3. LEGAL PROCEEDINGS

In January 2005, Sunnyside Development Company LLC ("Sunnyside") served a complaint against one of our subsidiaries, Opsys Limited, and a company named by Sunnyside as CDT Limited, in the Superior Court for the County of Alameda, State of California, alleging claims for breach of contract and fraud arising out of an alleged property lease agreement between Opsys Limited and Sunnyside. Sunnyside's original complaint alleged compensatory damages in excess of $10 million and punitive damages in the amount of $25 million. In January 2005, the case was removed to the United States District Court for the Northern District of California, as Sunnyside Development Company LLC v. Opsys Limited, a United Kingdom Company. All claims against CDT Limited and the claim for fraud against Opsys Limited have been dismissed.

Cambridge Display Technology, Inc. was never a party to the lease. In October 2002, Opsys Limited and Sunnyside executed an Assignment of Lease and Consent of Lessor (the "Assignment"), which included a release of Opsys Limited from its obligations under the lease by Sunnyside Development. Sunnyside contends that the Assignment and release never became effective or were voided. Opsys Limited believes that the Assignment effectively released it from liability under the lease, and therefore believes that the claim has no merit. Sunnyside has suggested that if it prevails on its claims against Opsys Limited, it will attempt to collect any judgment from Cambridge Display Technology, Inc. under a successor liability theory. We believe that any such claim would be without merit.

The trial of Sunnyside Development Company LLC v. Opsys Limited started on February 21, 2007, and is expected to conclude in early March 2007.

We review any outstanding claims against us with internal and, if deemed appropriate, external legal counsel to assess the probability and estimates of loss. We reassess the risk of loss as new information becomes available and we adjust liabilities, if any, as appropriate. The actual cost of resolving any claims may be substantially different from the amounts of liability recorded. We have not recorded any liability with respect to the action by Sunnyside described above.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the Nasdaq Global Market under the symbol "**OLED**". The following table sets forth the high and low sales information for our common stock for each of the periods indicated below, as reported by the Nasdaq Global Market.

	Low Close	High Close
2005		
Quarter ended March 31, 2005	$6.14	$11.20
Quarter ended June 30, 2005	$6.34	$ 8.80
Quarter ended September 30, 2005	$6.40	$ 8.73
Quarter ended December 30, 2005	$5.70	$11.70
2006		
Quarter ended March 31, 2006	$7.70	$11.66
Quarter ended June 30, 2006	$6.19	$ 9.24
Quarter ended September 30, 2006	$4.42	$ 6.87
Quarter ended December 31, 2006	$4.95	$ 7.64

Holders

Based on a review of our most recent proxy tabulation and security position listing reports, there were approximately 2,000 holders of record of our common stock at February 8, 2007.

Dividend Policy

We have not paid, and do not expect for the foreseeable future to pay dividends on our common stock. Instead, we expect that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors.

Recent Sales of Unregistered Securities

None other than as previously reported.

Issuer Purchases of Equity Securities

We have not purchased any of our equity securities. During 2005 and 2006, we reacquired shares, representing less than 1% of our common stock, in settlement of liabilities due to us from certain stockholders, and have treated these shares as cancelled. These shares had been held in an escrow account and were released pursuant to the escrow agreement.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this form.

The consolidated statements of operations data for the years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006 and 2005 are derived from audited financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data for the years ended December 31, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from audited consolidated financial statements not included in this form.

Our selected consolidated financial and other data includes all of our operating subsidiaries for the entire period shown with the exception of the following subsidiaries which have been acquired or disposed of during the period. In November 2001, Litrex was acquired and its results are fully consolidated for the period from then until August 2003 when 50% of the equity was sold. From August 2003 to November 2005, when the remaining 50% was sold, 50% of the losses in Litrex have been reported by us using the equity method. In October 2002, control of CDT Oxford was acquired and its loss has been accounted for from October 2002 until December 2003 under a manner similar to the equity method. From January 2004, CDT Oxford has been fully consolidated into our results. As a result of the consolidation of CDT Oxford in the first quarter of 2004, we wrote off $12.2 million of in-process R&D, relating to the valuation of CDT Oxford as of October 2002, which has been accounted for as a cumulative effect of accounting change as further described in Note 3 of our financial statements. In addition, as discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview", our license fee revenues often consist of large one-time payments. As a result, our revenues experience significant fluctuations.

(In thousands, except per share data)	2002	2003	2004	2005	2006
Consolidated Statement of Operations Data:					
Operating revenues					
License fees and royalties	$ 2,474	$ 4,314	$ 6,791	$ 3,285	$ 3,176
Other license related	—	—	900	—	—
Technology services and development	727	3,758	4,982	7,478	2,943
Equipment and supplies	—	—	613	7,330	1,817
Litrex revenue	3,852	2,608	—	—	—
Total operating revenues	7,053	10,680	13,286	18,093	7,936
Cost of sales	1,792	1,527	1,994	9,725	3,034
Gross profit	5,261	9,153	11,292	8,368	4,902
Operating expenses					
Research and development expenses	19,676	16,841	14,181	16,129	13,188
Selling, general and administrative expenses	16,903	12,769	18,751	17,426	15,907
Amortization of intangibles	3,660	1,625	1,580	1,580	1,413
Total operating expenses	40,239	31,235	34,512	35,135	30,508
Loss from operations	(34,978)	(22,082)	(23,220)	(26,767)	(25,606)
Other income (expense)	(335)	(1,627)	(980)	11,119	(2,771)
Loss before (benefit) provision for income taxes and cumulative effect of accounting change	(35,313)	(23,709)	(24,200)	(15,648)	(28,377)
Provision (benefit) for income taxes	(3,595)	(932)	(1,615)	(1,833)	(844)
Cumulative effect of accounting change	—	—	(12,200)	—	—
Net loss	(31,718)	(22,777)	(34,785)	(13,815)	(27,533)
Accretion of preferred stock *	(301)	(6,771)	(38,766)	—	—
Net loss attributable to common shareholders	$(32,019)	$(29,548)	$(73,551)	$(13,815)	$(27,533)
Net loss per share attributable to common shareholders before cumulative effect of accounting change, basic and diluted	$ (3.35)	$ (3.04)	$ (6.17)	$ (0.71)	$ (1.28)
Net loss per share attributable to common shareholders, basic and diluted	$ (3.35)	$ (3.04)	$ (7.40)	$ (0.71)	$ (1.28)
Weighted average number of shares					
Basic and diluted	9,565	9,705	9,944	19,543	21,486

* In 2002 and 2003 we sold redeemable, convertible preferred stock to certain shareholders. We accreted the value of the preferred stock to reflect the amounts and timing of the redemption provisions of that preferred stock. All of our preferred stock was converted to common stock immediately prior to our initial public offering in December 2004 and a further one-time accretion charge was reported comprising the difference in the value of the preferred stock on the date of conversion and the value of the common stock into which it converted. Accretion charges on our preferred stock increased our loss per share by $0.03 in 2002, $0.70 in 2003 and $3.90 in 2004.

(in thousands)	2002	2003	2004	2005	2006
Consolidated Balance Sheet Data:					
Cash and cash equivalents and current marketable securities	$ 11,972	$ 10,400	$ 28,043	$ 31,263	$ 19,267
Working capital	12,977	14,132	24,846	28,821	9,081
Total assets	129,122	113,870	129,153	122,713	103,969
Redeemable convertible preferred stock	25,301	38,487	—	—	—
Accumulated deficit	(96,330)	(119,107)	(153,892)	(167,707)	(195,240)
Total common shareholders' equity	94,320	62,768	106,439	112,888	89,236

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion may contain forward looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those expected in these forward-looking statements as a result of various factors, including those set forth under "Factors That May affect Our Operating Results" or elsewhere in this Annual Report on Form 10-K.

Overview

We are a pioneer in the development of P-OLEDs and their use in next-generation flat panel displays and other applications. The fundamental discoveries relating to our P-OLED materials were made by a team of researchers at the Cavendish laboratories at the University of Cambridge in 1989 that included Dr. Jeremy Burroughes, our Chief Technical Officer. Since our inception in 1992, we have focused on continuing research and development related to the production, manufacturing and commercialization of P-OLED technology in the flat panel display and other industries. In November 2006 we announced the invention of our Total Matrix Addressing, or TMA, technology for OLED driver chips. Our revenues are primarily generated from the licensing of rights to use our IP portfolio, from ongoing product royalties and from fees generated from transfer of technology and joint technology development agreements.

We sold our first P-OLED license in 1996 to Philips and currently have ten device licensees, three materials licensees and two component licensees and are working with a number of additional display manufacturers through joint technology development programs and informal relationships. We recognized our first royalty revenues in 2002 when commercial consumer electronics products began incorporating our P-OLED technology. Currently, our P-OLED technology is being used in mobile phones, MP3 players, medical equipment and other applications.

While we have made significant progress over the past few years in advancing our P-OLED technology into a number of display licenses, we have incurred significant losses and will continue to do so unless our P-OLED technology becomes more widely adopted and commercialized by flat panel display manufacturers. As of December 31, 2006, we had an accumulated deficit of $195 million in large part due to the research and development expenditures we have incurred Our total research and development expenditures since 1999 exceed $101 million.

Our business objective is to license our technology to leading display manufacturers and to generate royalties based on the sales of their products. As a pre-cursor to our licensing and royalty business we sell technology services, development services and ink jet printing equipment and polymer inks to companies working on P-OLED technology. We market our P-OLED IP and technology by building relationships with established and new entrant flat panel display manufacturers. This may involve developing relationships at a senior level over a period of years. Some manufacturers purchase a license from us at an early stage in their P-OLED development program. Other manufacturers begin their efforts to develop products using our P-OLED technology by working with us through a series of informal meetings, then by entering, either publicly or confidentially, into a formal technology development or technology transfer program which may culminate in the purchase of a license from us.

In order to accommodate our many current and potential Asian licensees and partners, we maintain representative offices in Japan and Taiwan. One of our senior executives is based in Japan and we have a representative office in Taiwan. Other senior executives travel frequently from our corporate offices to Asia and other destinations in order to develop our relationships with both existing and potential new licensees.

We believe that the key factors that will contribute to the successful execution of our strategy are:

- the further development of P-OLED materials and device structures in order to increase the commercial lifetimes of P-OLED products;
- the further development of ink jet printing equipment and process, and other deposition processes, so that mass production of full color P-OLED displays can be demonstrated;
- the further development of other technologies required for P-OLED displays, in particular active matrix thin film transistor display drivers and passive matrix display drivers based on our TMA technology; and
- the adoption of P-OLED technology by increasing numbers of existing and potential future display manufacturers.

Management monitors performance in achieving these goals by reference to internal and external technology developments. Progress on lifetimes is described under "Service Lifetimes" under Item 1 above. Progress in the other areas is demonstrated by the increasing size of demonstration displays being exhibited by ourselves and display manufacturers, the increasing number of companies which are working with us on technology services and development projects and our increasing revenues from these projects.

Although we believe that P-OLED display technology has the potential to enable displays to be manufactured at lower cost than competing LCD technology, this cost advantage will not be realized until P-OLED technology is proved in volume manufacturing. LCD manufacturing companies continue to strive to reduce unit manufacturing costs and such cost reductions will make it more difficult for P-OLED technology to penetrate the market, although we believe that the simpler structure of P-OLED display devices compared to LCD will mean that, ultimately, P-OLED displays will be cheaper to produce.

We believe that the FPD market will remain price sensitive. Limited penetration of P-OLED displays will be possible if there is a price premium, but we believe that any such premium will have to erode and that production costs at volume will have to be lower for P-OLED than for competing technologies in order that P-OLED products can take significant market share.

Our TMA driver chip technology is applicable for displays which use both our P-OLED technology and the competing SMOLED technology. We are currently developing TMA driver chip designs which we believe will reduce the power consumption for all passive matrix OLED displays.

In reading our financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance:

- because our license fees often consist of large one-time payments and our royalties for the foreseeable future are expected to be smaller, recurring payments, we expect fluctuations in these revenues depending on the periods in which we enter into new licenses;
- we have and will continue to invest significant resources in research and development in order to develop and effectively demonstrate our technology so that it can be commercialized in a growing number of applications, which is indicated by our total research and development expenditures in 2006 of $13.2 million;
- we expect that our future royalties will be impacted by the extent to which we continue to enter into new technology development agreements and existing technology development partners enter into commercial licenses for use of our P-OLED technology; and
- we expect that our future royalties will be impacted by the extent to which our existing licensees expand the use of our P-OLED technology in commercial applications in their consumer electronic products.

Description of Our Revenues, Costs and Expenses and Our Results of Operations

Operating Revenues

License Fees and Royalties

Two of the most important sources of our revenues are licensing fees and subsequent royalties. Typical license terms include the payment of an upfront fee, which is higher for licenses covering larger or more complex displays. The sale of a license is often the culmination of a lengthy period of relationship building, technical development and negotiation. Our results can show much higher revenues in those quarters during which licenses were sold as the upfront fee is generally recognized in full in the quarter in which the license fee is due, except where an extended obligation to the customer is negotiated as part of, or contemporaneously with, the license.

Licenses vary with regard to which sections of our patent portfolio are covered and for what purposes. They include display device licenses (which may include restrictions with regard to the type of display and the maximum number of pixels), lighting device licenses, material licenses (which may restrict the class of materials which can be manufactured) and component licenses which cover components required to manufacture P-OLED and other OLED devices.

We receive non-refundable fees upon execution of most patent licenses followed, in some cases, by additional fees payable either at a fixed future time or on achievement of defined milestones, such as commencement of commercial production. Additionally, after the delivery of a license we may receive license royalties, which comprise defined percentages of the value of the products sold under the terms of the relevant licenses. Depending on the nature of the licenses, products which attract a royalty are P-OLED display or other devices, P-OLED materials or OLED semiconductor driver circuits. Most of our royalties are payable quarterly and some licenses include provision for a minimum royalty to be paid each year.

Other License Related

In the year ended December 31, 2004, we reported $0.9 million of Other license related revenues, which related to the re-sale by us to a third party of certain rights to intellectual property that we had previously acquired from that third party. We may enter into similar arrangements in future periods.

Technology Services and Development

We receive fees under the terms of technology service agreements in exchange for us carrying out agreed development programs with customers in order to meet defined technical objectives. In addition, we receive fees from customers for the transfer of technology or the development of new technologies, which may include joint research programs, manufacturing know-how transfer, supply of display prototype devices and other samples and provision of access to our personnel and technical facilities.

Litrex Revenue

Revenues recorded by Litrex for the sale of ink jet printing equipment and related services are consolidated into our results through August 2003, but not thereafter as a result of our sale of 50% of our interest in Litrex to Ulvac, a manufacturer and marketer of semiconductor capital equipment. We sold our remaining 50% equity stake in Litrex to Ulvac in November 2005.

Equipment Sales and Supplies

We receive revenues for the sale of ink jet printing, polymer inks and display device test equipment and related supplies.

Comparison of Operating Revenues for Fiscal Years Ended December 31, 2006, 2005 and 2004

(in thousands, except percentages)	2006	2005	% Increase / (Decrease)	2004	% Increase / (Decrease)
Operating Revenues					
License fees and royalties	$3,176	$ 3,285	(3%)	$ 6,791	(52%)
Other license related	—	—		$ 900	(100%)
Technology services and development	2,943	7,478	(61%)	4,982	50%
Equipment and supplies	1,817	7,330	(75%)	613	1096%
Total operating revenues	**$7,936**	**$18,093**	**(56%)**	**$13,286**	**36%**

License fees and royalties fell by $0.1 million, or 3%, between 2005 and 2006 because:

- license fee revenues increased from zero in 2005 to $2.0 million in 2006 because we recognized revenues on one existing license agreement and one new license agreement in 2006; the new license agreement was a major license, but we did not recognize revenue for the entire license fee which was received because we have certain obligations to the customer which are being delivered over approximately three years and so recognition of the license fee revenue is being deferred accordingly; and

- royalty revenues decreased by $2.1 million from $3.3 million in 2005 from nine licensees to $1.2 million in 2006 from seven licensees. Our fixed royalty payments decreased because the 2005 royalty revenues included two royalty payments from two of our licensees of $2 million in aggregate which, pursuant to the respective license agreements, were fixed payments which will not recur in future years. In 2005, one of our licensees, Dow Chemical, sold its P-OLED business to Sumitomo Chemical and royalties on the sale of P-OLED materials by Dow have ceased. The former Dow license and our license to Sumitomo Chemical, both of which relate to the supply of polymer materials, have been assigned to Sumation, our 50%-owned joint venture with Sumitomo Chemical. We have granted Sumation a "royalty holiday" for four years as part of the agreement for the establishment of Sumation which will cause a reduction in the royalties we receive from P-OLED material sales. However, this "royalty holiday" will reduce the losses of Sumation, of which we account for 50%.

License fees and royalties fell by $3.5 million, or 52%, between 2004 and 2005 because:

- license fee revenues decreased by $4.2 million from $4.2 million in 2004 to zero in 2005 because no new licenses or license extensions were concluded in 2005; and

- royalty revenues increased by $0.7 million from $2.6 million in 2004 from seven licensees to $3.3 million in 2005 from nine licensees. Our fixed royalty payments increased but our running royalties decreased due to the discontinuance of production by Philips, one of our licensees who has sold its production line to another company that we believe will use the acquired business to promote the sales of production equipment rather than to manufacture displays for sale. Additionally, in 2005, as described above, the former Dow license and our license to Sumitomo Chemical have been assigned to Sumation, our 50%-owned joint venture with Sumitomo Chemical which will cause a reduction in the royalties we receive from P-OLED material sales.

In 2004, we reported $0.9 million of other license related revenues, which related to the re-sale by us to a third party of certain rights to intellectual property that we had previously acquired from that third party. Although we did not report revenues in this category in either 2005 or 2006, we believe that is it likely that we will continue to negotiate the sale of enhanced license rights to our licensees in the future and that this may be a source of further revenues.

Technology services and development revenues fell by $4.6 million, or 61%, from $7.5 million in 2005 to $2.9 million in 2006, having increased by $2.5 million, or 50% from $5.0 million in 2004 to $7.5 million in 2005. The growth from 2004 to 2005 was due to a significant increase in the number of technology transfer and development contracts and, in particular, two large contracts for which revenue was recognized in 2005. Similar size contracts were not repeated in 2006 hence the lower revenues. We believe that part of the reason for this reduction in revenues is due to pressure on research budgets in the display industry which was experienced in 2006. During 2006, most contracts were standalone contracts for the supply of technical services or joint development work as compared with combined contracts where we supply packages which may include ink jet printing equipment and polymer inks, as well as technology services which had generated a larger proportion of our technology development and services revenues in previous years.

Equipment and supplies revenues decreased from $7.3 million in 2005 to $1.8 million in 2006 and from $0.6 million in 2004 to $7.3 million in 2005. Revenues in 2004 were from the sales of display test equipment and in 2005 were for nine ink jet printers, supplied under a distribution arrangement with our former subsidiary Litrex, and sales of polymer inks. Revenues in 2006 were from the sale of two ink jet printers, sales of display test equipment and sales of polymer inks.

Given the nature of our business and the current stage of our development, revenues fluctuate significantly from quarter to quarter. For example, we expect low revenues in the first quarter of 2007 but we do not believe that this will be indicative of the revenues for the remainder of the year.

Matsushita Electrical Industries, Osram Opto and Samsung Electronics each accounted for in excess of 10% of our total revenues for 2006 (2005: Sumitomo Chemical, Samsung, Delta Opto and OTB NV; 2004: DuPont Displays, Seiko Epson, MED). Sumitomo Chemical and a company in the same group as DuPont Displays are both minority shareholders, each owning less than 5% of our common stock.

Cost of Sales

The only cost of sales for our license fees and royalties that we report is for payments to third parties from whom we have in-licensed IP rights. We expect this cost to be approximately 1% to 2% of revenue, but it may increase in future years if the relative contribution of in-licensed IP rights to our overall IP portfolio changes or if we decide to license certain IP to which we have sub-licensing rights. For technology services and development and equipment and supplies, the incremental costs of providing goods and services under those agreements plus the cost of any resold materials or equipment is charged to cost of sales.

Comparison of Cost of Sales and Gross Profit for Fiscal Years Ended December 31, 2006, 2005 and 2004

(in thousands, except percentages)	2006	% of Revenues *	2005	% of Revenues *	2004	% of Revenues *
Cost of Sales						
License fees and royalties	$ 42	1%	$ 47	1%	$ 186	3%
Other license related	—	—	—	—	9	1%
Technology services and development	1,617	55%	3,798	51%	1,481	30%
Equipment and supplies	1,375	76%	5,880	80%	318	52%
Total cost of sales	**$3,034**	**38%**	**$9,725**	**54%**	**$ 1,994**	**15%**
Gross profit	**$4,902**	**62%**	**$8,368**	**46%**	**$11,292**	**85%**

* The percentages shown in these columns represent each cost of sales figure, or the gross profit figure, divided by the corresponding revenue figure, or total revenues, respectively.

Cost of sales related to license fees and royalties remained at 1% in 2005 and 2006, having fallen from 3% in 2004. Cost of sales in 2004 included payments made as the result of a re-negotiation and extension of our contract with the University of Cambridge under the terms of which we receive rights to certain intellectual property development by the University in return for financial support for the University's research work and a percentage of revenues which are generated by this intellectual property. We expect cost of sales on future license fees and royalties to be between 1% and 2%.

Cost of sales related to technology services and development increased from 51% in 2005 to 55% in 2006. As described below, the percentage reported in 2005 was higher than had been previously due to a specific contract which was concluded in 2005. However, we now believe that the increased complexity of Technology services and development contracts and market pressure on pricing will result in a higher cost of sales percentage in future periods. A portion of this higher cost of sales cost is due to our existing research and development team devoting a higher proportion of their effort in supporting revenue-generating projects than had been the case in prior periods. This re-allocation of resource does not, therefore, cause us to incur additional costs since there is a commensurate reduction in our research and development costs. We seek to ensure that the nature of these projects is such that the objectives of these commercial projects are aligned with and complementary to our internal research and development priorities.

Cost of sales related to technology services and development increased from 30% in 2004 to 51% in 2005. This increase was due to a contract for the supply of ink jet printing equipment and technical services to OTB NV of the Netherlands for which a loss was recognized.

Cost of sales related to equipment and supplies increased from 52% in 2004 to 80% in 2005 and 76% in 2006 because we started selling ink jet printing packages and polymer inks in 2005 which we had not sold previously and which have a lower margin than the test equipment previously sold. We believe that the margins achieved in 2005 and 2006 will be representative of future periods.

Gross profit decreased from $8.4 million in 2005 to $4.9 million in 2006, because of reduced revenues from Technology services and development and Equipment and supplies. The reduction in gross margin was less marked than the reduction in revenues because the biggest reductions in revenues were for the relatively low margin revenue categories.

Gross profit decreased from $11.3 million in 2004 to $8.4 million in 2005 because:

- revenues from License fees and royalties, which have a high margin, decreased; and
- revenues from the Technology services and development and Equipment and supplies categories, both of which have lower margins, increased.

We only charge direct labor cost and the variable costs of materials associated with each revenue-generating project to cost of sales and do not charge any allocation of fixed cost overheads. Therefore, relatively high margins are required in order that our revenue generating contracts can make a contribution to our fixed costs.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of salaries, bonuses and related benefits for personnel engaged in research and development activities (including costs reimbursed to universities under sponsored research agreements), together with the costs of purchasing and maintaining laboratory and clean room equipment and facilities and the costs of materials used in the development and analysis of P-OLED materials and in the fabrication of display and other devices. It also includes the costs of staff and outside contractors engaged in the development of our TMA technology.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include salaries, bonuses and related benefits of sales and marketing, human resources, facilities, finance, legal, IP protection and corporate management staff as well as travel costs, consulting, information systems expenses, external legal counsel costs and patent filing and prosecution costs.

Amortization of Intangibles Acquired

Our amortization of intangibles acquired includes the amortization of acquired patent rights from third parties as well as the amortization of intangibles recorded as a result of our acquisition of CDT Holdings plc in 1999. The amortization period for these assets is between five and ten years.

Comparison of Operating Expenses for Fiscal Years Ended December 31, 2006, 2005 and 2004

(in thousands, except percentages)	2006	2005	% Change	2004	% Change
Operating Expenses					
Research and development expenses	$13,188	$16,129	(18%)	$14,181	14%
Selling, general and administrative expenses	15,907	17,426	(9%)	18,751	(7%)
Amortization of intangibles acquired	1,413	1,580	(11%)	1,580	—
Total Operating Expenses	**$30,508**	**$35,135**	**(13%)**	**$34,512**	**2%**

Our research and development expenses decreased by $2.9 million, or 18%, from $16.1 million in 2005 to $13.2 million in 2006. The following factors caused this net decrease:

- a decrease of $6.5 million due to the reimbursement of research expenses from our 50%-owned joint venture, Sumation, increasing from $0.9 million in 2005 to $7.4 million in 2006;
- an increase of $0.5 million due to increased stock compensation expense following the adoption of FAS 123(R) in January 2007
- an increase of $1.7 million due to less of the cost of the research and development function being charged to revenue generating projects and correspondingly more being charged to Research and development expense; the $1.7 million increase was due to $2.9 million of such cost being incurred in 2005 compared with $1.2 million of such cost in 2006 on activities which were similar in nature to research and development but which directly supported revenue-generating projects and were not therefore classified as Research and development expenses; and
- an increase of $1.4 million due to increased expenditure on research programs, including the development of our TMA technology.

Our research and development expenses increased by $1.9 million, or 14%, from $14.2 million in 2004 to $16.1 million in 2005. The following factors caused this net increase:

- an increase in expense of $1.5 million due to a decrease in government grants from $1.6 million in 2004 to less than $0.1 million in 2005;
- an increase of $1.0 million due to a charge recorded in 2005 for the grant of restricted stock units under our special bonus plan;
- an increase of $0.3 million due to increased long term research into possible new applications for our P-OLED technology; and
- a decrease of $0.9 million due to the reimbursement of research expenses from our 50%-owned joint venture, Sumation.

In addition to the $16.1 million expenditure on research and development in 2005, $2.9 million was incurred on very similar activities but in support of revenue-generating projects and so was charged to cost of sales.

Research and development expenses will continue to vary from quarter to quarter due to the specific requirements of the projects being carried out in any quarter. We anticipate that in excess of $8 million of our research and development expenses in 2007 will be reimbursed by our 50%-owned joint venture, Sumation.

Our selling, general and administrative expenses decreased by $1.5 million, or 9%, from $17.4 million in 2005 to $15.9 million in 2006. The following factors caused this decrease:

- a decrease of $1.6 million due to an impairment of promissory notes held by us which was recorded in 2005, as described below;
- an increase of $1.0 million due to an impairment of marketable securities held by us;
- a decrease of $0.6 million due to administrative expenses being reimbursed by Sumation, our 50%-owned joint venture with Sumitomo Chemical, a level of reimbursement which is expected to continue in future periods;
- a decrease of $0.3 million due to the termination of our line of credit with IPI Financial Services in early 2006;
- an increase of $0.4 million due to legal costs in relation to ongoing litigation; and
- a decrease of $0.4 million due to a general reduction in expenses incurred on administrative activities.

Our selling, general and administrative expenses decreased by $1.4 million, or 7%, from $18.8 million in 2004 to $17.4 million in 2005. The following factors caused this decrease:

- a decrease of $3.6 million due to a charge of $2.2 million in 2005 for the grant of restricted stock units under our special bonus plan, as compared to the charge of $5.8 million in 2004 for grants under this plan;
- an increase of $1.6 million due to the impairment of promissory notes which were issued to us in 1999 by two parties that had acquired shares of our common stock from us and the obligations under which were secured by the stock; both parties defaulted on the promissory notes, which were due to be repaid in September 2005, and the promissory notes were effectively cancelled in December 2005, at which time their aggregate face value exceeded the value of the stock by $1.6 million;
- an increase of $0.6 million in our directors and officers insurance premiums as a result of our becoming a public company;
- a decrease of $1.0 million in professional fees and consultancy costs in 2004 which were not repeated in 2005;
- an increase of $1.2 million for other costs associated with being a public company, including fees and expenses for independent directors and the cost of additional professional advice; and
- a decrease of $0.2 million expense for the costs related to our line of credit, which reflects a full year of maintenance costs in 2005 as compared to the six months of such costs, plus initial start-up costs, in 2004 after the line of credit was established in July 2004

Our amortization of intangibles acquired was $1.4 million in 2006, having been $1.6 million for 2005 and 2004 due to certain intellectual property rights become fully amortized during 2006. See Note 2 of our financial statements for details of expected amortization of intangibles in future years.

Other Income and Expense: Comparison for Fiscal Years Ended December 31, 2006, 2005 and 2004

(in thousands, except percentages)	2006	2005	% Change	2004	% Change
Other Income/(Expense)					
Equity in loss of affiliates	$(6,378)	$ (3,802)	68%	$(2,546)	49%
Foreign currency transaction (loss)/gain	1,136	(790)	(244%)	1,045	(176%)
Gain on sale of Litrex	969	15,935	(94%)	—	—
Other income/(expense)	514	(721)	(171%)	210	(443%)
Interest income	988	497	99%	347	43%
Interest expense	—	—	—	(36)	(100%)
Total Income/(Expense)	**$(2,771)**	**$11,119**		**$ (980)**	

Equity in loss of affiliates: Equity in loss of Litrex was recognized until November 2005 when we sold our 50% equity stake. Equity in loss of Sumation was first recorded in November 2005 and losses corresponding to approximately six weeks of operations are included in our results of operations for 2005 and a full 12 months of losses are included in our results of operations for 2006. The most significant component of equity in loss in 2007 is expected to be our 50% shares of the losses of Sumation. We expect this loss to be significant in 2007, but the size of losses will reduce if sales of P-OLED materials increase during the year. Sumation's customers include not only our licensees that are in commercial production of P-OLED displays but also other companies that are developing P-OLED technology. Therefore, Sumation has the opportunity to generate significant revenues in advance of mass commercialization of P-OLED technology. Sumation funds a significant portion of our research and development activities and we expect this reimbursement to exceed our equity in loss of Sumation in future periods.

Foreign currency transaction (loss) / gain result primarily from the remeasurement of assets and liabilities in currencies other than the U. S. dollars. We expect to recognize gains on such remeasurements if the U. S. dollar weakens versus the British pound and losses if it strengthens.

Gain on sale of Litrex includes a deferred gain from when the first 50% of Litrex was sold in August 2003 and a further gain when the second 50% was sold in November 2005 both of which were recognized in November 2005. An additional gain of up to $1.0 million was recognized in 2006 when the final portion of the purchase price was released from escrow.

Other (expense) / income is the unrealized gain or loss on the revaluation of forward currency contracts which were taken out in 2004 and 2005 in order to economically hedge future British pound expenses. We no longer take out such contracts and do not expect to record such unrealized gains or losses in future periods.

Interest income varies with our average cash balances and interest rates. Our average cash balance in 2006 was higher than in 2005, and higher in 2005 than in 2004, resulting in higher interest income in 2006 than in 2005 and higher interest income in 2005 than in 2004.

Interest expense in 2004 was in relation to borrowing under the terms of our credit facility which was cancelled by us in March 2006.

Our benefit for income taxes increased by $0.2 million from $1.6 million in 2004 to $1.8 million in 2005 and decreased to $0.8 million in 2006. This benefit represents a payment made to us by the United Kingdom tax authorities which permits expenses related to qualifying research and development expenditures to be surrendered in return for a cash payment and an equivalent reduction in our tax losses carried forward. The amount reported in 2005 was higher than in 2004 due to higher expenditures on projects which were not funded externally and, therefore, not eligible for the tax benefit. The amount reclaimed in 2004 included $0.5 million which related to 2003 and 2002 for which the amounts reclaimed were recomputed and included in the 2004 figure. Adjusting for this amount, the reclaim for 2004 was lower than in 2003 due to ineligible expenditures incurred in 2004 in support of revenue-generating or grant-aided projects being higher. We expect the amount reclaimed with respect to 2006, to be lower than the claim which will be made with respect to 2005, because the majority of our expenditures incurred on P-OLED materials development will be funded by our 50%-owned joint venture partner, Sumation, and will not, therefore, be eligible for this tax benefit.

As a result of the variations described above, our loss before cumulative effect of accounting change increased to $27.5 million in 2006 from $13.8 million in 2005, having been $22.6 million in 2004. Additionally, in 2004 we booked a $12.2 million loss as a cumulative effect of accounting change due to the consolidation of CDT Oxford as described below. In 2004 we recognized $38.8 million of accretion of preferred stock, relating primarily to the conversion of the preferred stock to common stock in connection with our December 2004 initial public offering.

The $12.2 million cumulative effect of accounting change related to a write-off of $14.2 million of in-process research and development, less $2.0 million which had already been amortized in 2002. This charge is described in more detail in Note 3 to our audited financial statements. One significant research project into dendrimer material development was acquired in this transaction. This project was at an early stage of development and it was our intention that further developments would involve combining these materials with other materials which we were developing. At the time of acquisition, these materials had lifetimes (measured at 100 candela per meter squared) of approximately 1,000 hours and we estimated that lifetimes of approximately 100,000 hours would need to be achieved in order for these materials to be suitable for all commercial applications, although some commercial applications would be possible with lower lifetimes. We expected that materials incorporating the acquired technology would require approximately five more years of development work prior to commercialization. The development work requires a team of chemists working on material development, supported by engineers and physicists testing the performance of the developed materials in display devices. As with any acquisition of development stage technology, there is a risk that the acquired technology will not, ultimately, lead to commercial revenues, or that development time will be longer than had been previously estimated, but progress to date has been in line with our expectations. We believe that access to this technology has increased the likelihood that we, in conjunction with our materials licensees, will develop a new generation of high efficiency P-OLED materials. If this work does not lead to projected revenues, our financial results may be adversely impacted. However, other P-OLED materials are being developed using other technological approaches and, therefore, we do not believe that the failure of this work would, in itself, have a material adverse effect on our financial performance or liquidity. Since we acquired this technology, we believe that longer service lifetimes at higher brightnesses will be required for large scale commercial products. Our rate of technical progress has also been faster than expected. Therefore, we continue to believe that we can meet our target of having commercial P-OLED materials, based on the acquired technology, available commercially within the timeframe originally envisaged. Commercialization of such materials will be through our 50%-owned joint venture, Sumation.

Liquidity and Capital Resources

Since our inception, the primary source of our funding has been the sale of our equity securities. From 1999 until our initial public offering in December 2004, $216.4 million was raised through private placements of our common and preferred equity securities. Approximately 50% of these proceeds were used to fund the acquisition of CDT Holdings plc in 1999 and the remaining 50% was used to fund our operations. We have three strategic investors, DuPont, Sumitomo Chemical and Toppan, who, in the aggregate, have invested $20.0 million of cash for shares of our common stock.

In December 2004, we raised $30.0 million, or $25.0 million net of expenses, through an initial public offering of our common stock on the Nasdaq Global Market. Immediately prior to this offering all of our redeemable preferred stock was converted to common stock on terms described in Note 9 of our financial statements.

In December 2005 we raised $17.5 million, or $16.3 million net of expenses, through a private placement of our stock, which was subsequently registered through a registration statement on Form S-3 which was declared effective in February 2006. We also have an effective "shelf" registration statement on Form S-3 with the SEC which covers an aggregate of 6.5 million shares of our common stock. The registration statement covers up to 3.9 million shares that may be issued and sold by us and up to 2.6 million of outstanding shares currently held that may be sold by certain selling stockholders, including Kelso. We and the selling stockholders are able to offer and sell these shares from time to time in response to market conditions or other circumstances. This Annual Report on Form 10-K does not constitute an offer to sell or the solicitation of an offer to purchase any securities.

Net cash used in operating activities decreased by $11.3 million from $15.7 million in 2005 to $4.4 million in 2006 due to lower operating expenses, gains related to foreign exchange, higher interest income and changes in operating assets and liabilities, including an increase in our deferred revenue balance. These factors more than offset the impact of lower gross margins due to lower revenues and a smaller benefit for income taxes. Net cash used in operations in 2005 was more than used in 2004 due to lower gross margins, higher operating expenses, higher foreign exchange related losses and decreased deferred revenues.

Net capital expenditures decreased from $3.1 million in 2005 to $1.4 million in 2006, having been $2.4 million in 2004. In 2005 we purchased cathode deposition equipment for $1.1 million to develop our top emission technology and we purchased additional ink jet printing equipment in 2006, 2005 and 2004. We believe that the 2006 levels of capital expenditure will be representative of levels in future periods. At some time in the future, we may need to incur significant capital expenditures to upgrade our equipment, but we do not expect that this will be required in 2007.

In 2006 we used $8.1 million for the acquisition of stock in Sumation, our 50% owned joint venture. In 2005, we used $2.7 million for the acquisition of equity interests in Add-Vision ($1.1 million) and Sumation ($1.6 million). We received $9.7 million in relation to our disposal of 50% of Litrex in 2005 and an additional $1.0 million in 2006 when the final payment was released from escrow. We expect to continue funding Sumation, but the amount of funding required will be dependent on the extent to which Sumation is able to fund its activities from sales of P-OLED materials. Sumation funds our research and development activities and we expect to receive more in reimbursements from Sumation than we will pay to Summation to meet our equity funding obligations. Further details of these investments are described in "Our Equity Investments" below.

We expect, based on our internal forecast and assumptions relating to our operations (including, among others, assumptions regarding our working capital requirements, the progress of our research and development efforts and our revenues, including stage payments due to us pursuant to our contractual arrangements with Matsushita Electrical Industrial), that we will have sufficient cash to meet our obligations until the end of 2007. We will need to seek and are seeking additional funding to meet our obligations after that date, which may include new revenue opportunities as well as the issuance of new equity or debt securities. Until March 2006, we had a line of credit for a maximum amount of $15.0 million, of which $0.5 million could not be borrowed. We have had no drawings under this line of credit since December 2004 and, in March 2006, we determined that it was no longer cost effective to retain this facility and we terminated the line of credit at that time.

During 2004 and 2005 we entered into a number of forward exchange contracts to sell U.S. dollars and buy British pounds in order to fund our U. K. operating expenses during 2006. These contracts were not designated as hedging instruments and, therefore, gains and losses were recognized immediately in earnings during the period. At December 31, 2006, all such contracts had expired. We are no longer entering into forward exchange contracts at this time, but we may do so in the future.

In February 2006 we outsourced responsibility for managing our cash investments and foreign exchange conversion requirements to Schroder Investment Management Limited, or Schroders, a professional treasury management firm. We now sell U. S. dollars and buy British pounds at spot exchange rates based on our cash requirement projections and advice as to the timing of such transaction provided by Schroders.

Our Equity Investments

In November 2004, we purchased $1.1 million of common stock of **MED** in conjunction with an initial public offering of MED in the U. K. Following the consummation of MED's initial public offering on December 1, 2004, a license related payment of $0.9 million became due to us from MED and a further payment of $0.5 million which would have been due in 2005 also became due immediately. Both of these payments have been made to us. As of the consummation of the initial public offering of MED, our equity interest in MED will represent less than 5% of the overall equity capitalization of that company. We reported this asset as a marketable security initially in our current assets, but management re-evaluated the designation of this investment in 2005 and determined that it is now a non-current asset because of our closer relationship with MED during 2005, including the provision of consultancy and other services. We have no current intention to sell our equity stake in MED. The stock price is quoted in British pounds and we revalue these securities at the end of each quarter. Gains or losses due to changes in the stock price fluctuations in the US dollar to British pound exchange rate were reported in Other comprehensive income until September 2006. In September 2006, MED raised significant new equity at a stock price which was lower than the price at which we had invested. We believed that this was an indicator of impairment and reported an impairment charge of $1.0 million in operating expenses. The value of this asset at December 31, 2006 was $0.3 million.

In March 2005, we invested $1.0 million in **Add-Vision**, a company located in California that researches and develops flexible, low cost, low resolution displays. We also granted Add-Vision a fully paid-up license to our intellectual property in return for additional equity which was issued in two tranches as the license rights were delivered in 2005 and 2006. At December 31, we held a 55% ownership interest in Add-Vision and a 42% voting interest. Add-Vision may require additional funding in the future and we may contribute to such funding. The carrying value of our investment in Add-Vision at December 31, 2006 was $1.4 million and at December 31, 2005 was $1.1 million. Since we only own preferred stock in Add-Vision and do not own any common stock, we account for this investment using the cost method and evaluate each year whether or not the carrying value should be impaired. On December 31, 2006, we performed an impairment evaluation and determined that, since there had not been any events or changes in circumstances that might have a significant adverse effect on the fair value of this investment, our carrying value was not impaired. In December 2006 we advanced $0.3 million to Add-Vision pursuant to a convertibly promissory note which will convert to equity if Add-Vision closes an equity funding round in excess of $2.0 million.

In November 2005, we invested $1.6 million in our 50%-owned joint venture, **Sumation**. The other 50% of Sumation is owned by our licensee, Sumitomo Chemical. Sumitomo Chemical had previously purchased the Lumation® P-OLED material business of Dow Chemical and rights to use the acquired intellectual property have been licensed to Sumation, together with intellectual property rights from Sumitomo Chemical and ourselves and access to dedicated research teams at both Sumitomo Chemical and our facilities. We provided an additional $8.0 million of funding in 2006 and expect to continue funding Sumation in future periods. The carrying value of our investment in Sumation at December 31, 2006 was $2.6 million, which constitutes the amount invested less our share of the losses.

Foreign Exchange and Cash Management

During 2004 we entered into a number of forward exchange contracts to sell U. S. dollars and buy British pounds in order to fund our U. K. operating expenses during 2005. We entered into fixed rate contracts for each of the months from January to April 2005 for an aggregate amount of $6.0 million at exchange rates ranging from 1.83 to 1.85. We entered into further contracts for each of the months from May to December with at an exchange rate of no higher than 1.96 and for an aggregate amount of $14.0 million. Under the terms of the later contracts, if the spot exchange rate as each contract matures is higher than 1.96, or the protection rate, we will sell the U. S. dollars at a rate of 1.96. If the spot exchange rate as each contract matures is lower than 1.96 we will sell the half of the contracted U. S. dollars at a rate of 1.96 and half at the spot exchange rate. The purpose of these transactions is to limit the risk of adverse exchange rate fluctuations while retaining some benefit in the event of favorable fluctuations.

In 2005 we entered into further contracts for each of the months January to September 2006 with protection rates of 1.79 and 1.91 and for an aggregate amount of $15.8 million. The contracts outstanding at December 31, 2005, were valued as a liability of $0.5 million.

We did not enter into any similar transactions in 2006 and none was outstanding at December 31, 2006. We may enter into such contracts again in the future. These contracts were not designated as hedging instruments for accounting purposes and, therefore, gains and losses are recognized immediately in earnings during the period.

Our cash investments are held in bank deposits, certificates of deposits, fixed and floating rate notes, investment grade commercial paper and government securities. In February 2006, we outsourced responsibility for managing our cash investments and foreign exchange conversion requirements to Schroder Investment Management Limited, a professional treasury management firm.

Critical Accounting Policies and Significant Developments and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of these statements requires us to make certain estimates and judgments that affect the statement of operations, balance sheet, cash flow or disclosures relating to contingent assets or liabilities. Our actual results might, under different assumptions and conditions, differ from our estimates. Significant estimates include the valuation of our IP, lives of our long-lived assets and estimates related to the delivery of know-how and services under technology services contracts. The following is a discussion of our most critical policies as well as the estimates and judgments involved.

Revenue Recognition

Our revenues derive from license fees and royalties due under license agreements, payments due under various technology development agreements, sales of our own equipment and sales of equipment and services by Litrex through August 2003. Non-refundable license fees are recognized when they fall due and when collection can be reasonably assured, providing that the license has been delivered and where we have no ongoing obligation under that license. Once a license has been delivered, royalties are recorded as revenue when they become receivable and collection is reasonably assured. Where an extended obligation does exist, upfront license fees are amortized, rateably as that obligation is delivered.

Revenue for the provision of technology development services is recognized as those services are delivered and revenue for transfers of know-how once the corresponding documentation or electronic records have been delivered. We enter into a number of Technology Services and Development contracts which involve multiple elements including (i) provision of services, (ii) the transfer of know-how or (iii) the supply of equipment or polymer inks. We recognize revenue ratably over the duration of arrangements that involve the delivery of multiple elements where no individual element qualifies as a separate unit of accounting. In the event that delivery of all elements is not completed over the projected duration our revenues could be impacted. Under equipment supply contracts, we seek written confirmation of acceptance by the customer and recognize revenue after such acceptance has been received, any final payment has been invoiced and collectibility is reasonably assured.

Contracts may include provision for us to provide a specified amount of support after the end of the term of the project plan. The fair value of this post-contract consultancy can be objectively determined based on the rate we charge third parties for similar services, since it can be quantified as a specific number of days of support from us. In these cases, revenue for the post-contract consultancy is deferred until either the support is delivered or the obligation to provide the support expires. When contracts involve us devoting technology development effort to projects, revenue under these contracts is amortized over the life of the contract on a straight-line basis as the associated costs are relatively consistent from period to period.

We report revenues in the categories Licensing and Royalties, Other License Related, Technology Development and Services, Equipment Sales and, up until August 2003, Litrex revenues. Where single contracts include revenues for more than one of these categories such revenues are allocated to the respective lines based upon the relative fair value of each element delivered.

Basis of Presentation

In November 2005, we acquired a 50% equity interest in a related party, Sumation, a developer and supplier of P-OLED materials which can be used in the manufacture of P-OLED displays and other devices. 50% of the net losses of Sumation are reported by us using the equity method.

Until November 2005, we had a 50% equity interest in a related party, Litrex, a developer and supplier of ink jet printing equipment which can be used in the manufacture of P-OLED displays. Litrex was a subsidiary of our company until August 2003, and was consolidated into our financial statements until that date. In August 2003, we sold 50% of our interest in Litrex to Ulvac. From August 2003 to November 2005, 50% of the net losses of Litrex were reported by us using the equity method. We sold our remaining 50% equity stake in Litrex to Ulvac in November 2005.

We acquired a 16% equity interest in CDT Oxford Limited in October 2002. We also acquired management control and responsibility for funding the losses of CDT Oxford and, therefore, commencing January 1, 2004, we consolidated CDT Oxford as a subsidiary pursuant to the terms of FIN No. 46(R), "Consolidation of Variable Interest Entities." CDT Oxford carries out research in high efficiency P-OLED materials and was 84% owned by Opsys Limited. In December 2004 we acquired the remaining 84% of CDT Oxford. We have had full management control over CDT Oxford since October 2002 and have been responsible for funding its operations since that time.

The functional currency of the CDT group is the U. S. dollar but a substantial proportion of transactions are denominated in the British pound and other currencies. In particular more than three quarters of our operating expenses are denominated in British pounds. During each accounting period we recognize exchange gains and losses due to non-U. S. dollar liabilities and receivables being settled at exchange rates which differ from those at which the transactions were originally booked and due to the revaluation of non-US dollar denominated assets and liabilities at the end of each accounting period.

Our consolidated financial statements have been presented on the basis that we are a going concern. We have incurred significant operating losses and negative cash flows from operations since inception, our revenues have declined in the current year and we have commitments to fund the activities of Sumation, our joint venture with Sumitomo Chemical. Based on our current existing cash balances, 2007 contracted revenues and projected cash flows, we believe that we will be able to address our funding requirements into 2008. Further, we recognize that, in order to continue as a going concern, we will need to seek and are seeking additional funding, which may include new revenue opportunities as well as the issuance of new equity or debt securities. Although there can be no assurances, if successful in achieving these measures, we believe that we will be able to address our business plan into 2009.

We have given retroactive effect to a 0.5851807-for-one reverse stock split which took place immediately prior to our initial public offering in December 2004.

Valuation of Goodwill

Goodwill is included in the balance sheet as a result of our acquisition of the U.K. members of the CDT group in 1999 and the consolidation of CDT Oxford in 2004. We perform an annual impairment test on the value of goodwill at December 31 each year and, to date, have concluded that no impairment is required. For the purposes of this impairment test we have concluded that the CDT group is one reporting unit. This impairment test includes an element of subjective judgment with regard to the future commercial prospects for P-OLED technology.

Stock-Based Compensation

As explained in Note 10 to our consolidated financial statements, we followed APB 25 and related interpretations in accounting for stock options through December 31, 2005. Accordingly, we recognized no compensation expense with respect to options granted to employees in 2005.

Effective January 1, 2006, we adopted SFAS 123(R), which replaces SFAS 123 and supersedes APB 25, and started recorded compensation expense with respect to unvested stock options using the modified prospective method. We have continued using the Black-Scholes model to calculate the fair value of stock option awards. Prior to December 2004, we issued some options which could only vest if a specified rate of return was made by our largest shareholders but, since December 2004, no such conditions have applied to any of our stock option awards. We are using similar assumptions to those we used previously when applying this model with the exception that, instead of basing our volatility assumption solely on the historic volatility of stocks comparable to ours, we use the historic volatility of our own stock as a guide to assist us in making a reasonable determination of expected future volatility.

We have made no modifications to the terms of any stock option awards prior to the adoption of SFAS 123(R). We will continue to calculate vesting using the straight line method over the requisite service period.

In adopting SFAS 123(R) we have taken account of projected future stock option forfeitures when calculating stock option compensation expense which was not included in determining the pro forma expense discussed above.

Equity Investments

In November 2005 we acquired a 50% equity interest in Sumation, a developer and supplier of P-OLED materials in solid and ink form. We account for this investment using the equity method.

We held a 50% equity investment in Litrex Corporation until November 4, 2005, and accounted for this investment by the equity method until that date.

We hold a 55% ownership interest and have 42% voting rights in Add-Vision due to our ownership of its preferred stock. We do not own any common stock of Add Vision and, therefore, account for this investment by the cost method and annually review the value of the investment for possible impairment.

We have investments of less than 5% of the issued share capital of Plastic Logic Limited and MED. Plastic Logic is an early stage private company and we do not attribute any value to this investment, which was acquired pursuant to a cross license agreement between Plastic Logic and ourselves. MED is a publicly listed company and we value our investment at market value as a non-current marketable security.

Research and Development Re-imbursement

Since November 2005, a significant proportion of our research and development effort is being funded by our 50%-owned joint venture, Sumation pursuant to a contract research agreement. We do not record income from this agreement as revenue because (i) Sumation is a related party and (ii) this funding is provided as a re-imbursement of actual costs incurred rather than as a fixed fee for meeting contractual commitments. We net the value of this re-imbursement off our operating expenses, except for the 5% mark-up on actual expenditures which is netted off in the statement of operations line "Equity in loss of affiliates".

Income Taxes

We are liable for franchise taxes to Delaware, our state of incorporation. Such taxes have been included in the provision for income taxes for the years ended December 31, 2006, 2005 and 2004. For the years ended

December 31, 2006, 2005 and 2004, we recorded a tax benefit primarily due to a research and development tax credit. Our U.K. subsidiaries are eligible to participate in the U.K.'s research and development tax credit program. Under this program, small and medium sized enterprises, such as us, are permitted a deduction in taxable profits of 150% of the amount of certain research and development expenditures (primarily salaries, salary related costs and consumables used in research and development activities). This deduction may be surrendered for a cash payment of 16% of the total deduction for those years during which we sustain a loss. Cambridge Display Technology Limited, our principal operating subsidiary, and CDT Oxford have both claimed such cash payments for the years ended December 31, 2005, 2004 and 2003 and accrued for the claim to be made with respect to the year ended December 31, 2006 which will be made in 2007. If our revenues increase such that we no longer satisfy the criteria to be considered a small to medium sized enterprise (including, for example, annual revenues not exceeding 40.0 million Euro), we will no longer be eligible to claim any cash payments for future periods and our permitted deduction will be reduced to 125% of qualifying research and development expenditures.

The tax benefit we show for 2006 is based on our estimate of what our tax return will show – it is possible that the actual figures will differ once the final calculations have been made.

Our deferred tax assets are comprised primarily of net operating loss carryforwards. At December 31, 2006, we had net operating loss carryforwards of approximately $99 million. These loss carryforwards may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. We have calculated the value of our deferred tax asset as $32 million at December 31, 2006 but, due to a lack of a history of generating taxable income, we recorded a valuation allowance equal to 100% of this amount.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements other than those that are discussed under "Contractual Obligations".

Contractual Obligations

As of December 31, 2006, we had the following contractual commitments, some of which are not recorded as liabilities on our financial statements:

	Payments Due by Period				
(in thousands)	Total	Less than 1 year	1-2 years	3-5 years	> 5 years
Operating leases	$4,551	$ 788	$1,448	$1,210	$1,105
Contracted capital expenditures	173	173	—	—	—
Sponsored research	493	418	75	—	—
Pension liability	500	—	100	200	200
Total	$5,717	$1,379	$1,623	$1,410	$1,305

We have a number of contractual commitments to provide services, perform research or transfer know-how. In most cases, we receive revenue which, at least, covers our costs of fulfilling our obligations under those contracts. We have one such contract pursuant to which we are obligated to provide the equivalent of approximately 16 full services scientists and engineers to work on a development project at our technology development centre.

Under the terms of our joint venture contract with Sumitomo Chemical, we are obligated to fund our 50%-owned joint venture, Sumation. In 2006 we provided $8.0 million of funding to Sumation, which covered its funding requirements for the period January 2006 to March 2007. We anticipate providing further equity or loan funding in 2007. Under the terms of a contract research arrangement with Sumation we are required to provide the equivalent of approximately 35 full service scientists and engineers to work on a development project, plus device fabrication and testing services at our technology development centre, for an initial two-year period which will end in March 2007 but which we expect to be extended. Costs related to this contract have not been included in the table above.

We believe that we will have sufficient resources to meet these commitments from our existing capital resources and future revenues.

In December 2006, we entered into an Asset Purchase Agreement with Next Sierra, Inc. and certain of its shareholders named therein, pursuant to which we purchased, in January 2007, substantially all of the assets of Next Sierra, which was a Mountain View, California-based hardware developer that specializes in designing light-emitting diode display driver chips. The consideration payable by us is 285,510 shares of our common stock, payable in three installments. The first installment of 28,551 shares was issued on January 3, 2007 and the second and third installments are expected to be delivered upon the completion of certain milestones as provided in the Agreement. Pursuant to the Agreement, we have agreed to file a registration statement with the SEC covering the resale of the shares delivered to Next Sierra as the purchase price and to use our commercially reasonable efforts to cause the registration statement to become effective no later than 100 days after the date we purchased the assets (subject to a 60-day extension if it is reviewed by the SEC). We acquired this business in order to develop our TMA technology.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A substantial majority of our licensing revenues are denominated in U.S. dollars. These licensing revenues include royalties based on revenues or production costs of our licensees that may be denominated in U.S. dollars or other currencies. Where such revenues or productions costs of our licensees are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any licensing royalties due to us. Our licensing royalty revenues may decrease as a result of any appreciation of the U.S. dollar against these other currencies.

The majority of our current expenditures are incurred in British pounds in order to fund our operations in the United Kingdom. If the U.S. dollar depreciates versus the British pound, additional U.S. dollars will be required to fund our operations in the United Kingdom. For example, a change in the U.S. dollar to British pound exchange rate from 1.8 to 1.9 would, at the current rate of expenditure, cost us approximately an additional $1 million per year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and the relevant notes to those statements are included in this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 28, 2005, we requested Ernst & Young LLP, or E&Y, to consider a proposal that E&Y change the office from which it issues its annual audit opinion with respect to our audited financial statements from its New York, United States office to its Cambridge, United Kingdom office. We made this proposal based on our belief that it would be more efficient and cost-effective to have our auditors in the United Kingdom, rather than in the United States, because our operations are principally conducted in the United Kingdom. On November 28, 2005, the audit committee of our board of directors accepted and approved the change of office, commencing immediately and on November 29, 2005 this decision was ratified by our full board of directors.

E&Y's United Kingdom office is operated under the name Ernst & Young, LLP and it has issued an audit opinion with respect to our audited financial statements for the fiscal years ending December 31, 2006 and 2005 and will continue to do so for as long as it remains our auditor. Prior to this change in the audit opinion issuing office, E&Y UK performed a substantial portion of the auditing procedures on our operations, but the audit opinion had been issued out of E&Y's New York office.

ITEM 9A. CONTROLS AND PROCEDURES

(a) ***Evaluation of disclosure controls and procedures.*** We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our chief executive officer and chief financial officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to ensure that material information relating to us, including our consolidated subsidiaries, is made known to them by others within those entities.

(b) ***Changes in internal control over financial reporting.*** There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The information required by this Item regarding our directors and executive officers is incorporated by reference to the information under the captions "Election of Directors" and "Executive Officers" in our definitive proxy statement that we will file pursuant to Regulation 14A under the Exchange Act in connection with the 2007 annual meeting of our stockholders (the "Proxy Statement").

Audit Committee

The information required by this Item regarding our audit committee and the audit committee financial expert is incorporated by reference to the information under the caption "Election of Directors" in the Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this Item regarding compliance with beneficial ownership reporting under Section 16(a) of the Exchange Act is incorporated by reference to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Code of Ethics

We have adopted a Code of Ethics that applies to our chief executive officer and senior financial officers, as required by the SEC, and is publicly available on our website at www.cdtltd.co.uk. If we make any amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of our Code of Ethics to our chief executive officer and senior financial officers that requires disclosure under applicable SEC rules, we intend to disclose the nature of such amendment or waiver on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Compensation of Directors" and "Executive Compensation" and "Election of Directors—Compensation of Directors" contained in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Information about securities authorized for issuance under our equity compensation plans appears under the caption "Equity Compensation Plan Information" in the Proxy Statement. That portion of the Proxy Statement is incorporated by reference into this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Election of Directors" contained in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference from the information under the caption "Principal Accounting Fees and Services" contained in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements. The Financial Statements filed as part of this Annual Report on Form 10-K are identified in the Index to Consolidated Financial Statements on page F-1.

(2) **Financial Statements Schedules.** Schedules have been omitted because they are not applicable or required, or the information to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) **Exhibits.** See Item 15(b) below.

(b) Exhibits. The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC. The Registrant shall furnish copies of exhibits for reasonable fee (covering the expense of furnishing copies) upon request

Exhibit Number	Description of Document
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.1	Letter Agreement, dated July 27, 1999, between Cambridge Display Technology Limited and Kelso & Company, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.2†	Asset Purchase Agreement, dated December 22, 2007, among the Registrant, Next Sierra, Inc. and certain of its shareholders named therein
10.3	Transaction Agreement, dated October 23, 2002, among CDT Acquisition Corp., Cambridge Display Technology Limited, Opsys Limited, Opsys UK Limited, the Warrantors, Opsys US Corporation and Opsys 2 Corporation (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.3.1	Amended and Restated Settlement and Amendment Agreement, dated as of December 14, 2004, among the Registrant, Cambridge Display Technology Limited, Opsys Limited, CDT Oxford Limited, Alexis Zervoglos, Michael Holmes, Opsys US Corporation, Opsys 2 Corporation and Opsys Management Limited (incorporated by reference to Exhibit 10.45 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.4	Agreement for the Sale and Purchase of Part of the Business of Opsys Limited, dated October 24, 2002, between Opsys UK Limited and Opsys Limited (incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.5	Add-Vision Inc. Series B and Series C Preferred Stock Purchase Agreement, dated March 3, 2005, among Add-Vision, Inc. and Cambridge Display Technology Limited (incorporated by reference to Exhibit 10.48 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)
10.5.1	Convertible Promissory Note, dated December 1, 2006, between Cambridge Display Technology Limited and Add-Vision, Inc. (incorporated by reference to Exhibit 99 to the Registrant's Current Report on Form 8-K filed December 6, 2006)

Exhibit Number	Description of Document
10.6	Share Purchase Agreement, dated August 15, 2003, among CDT Acquisition Corp., Ulvac, Inc., Litrex Corporation and Cambridge Display Technology Limited (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.6.1	Second Sale and Purchase Agreement, dated November 4, 2005, among the Registrant, Ulvac, Inc., Litrex Corporation and Cambridge Display Technology Limited (incorporated by reference to Exhibit 10.49 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)
10.7	Joint Venture Agreement, dated August 15, 2003, among CDT Acquisition Corp., Ulvac, Inc., Litrex Corporation and Cambridge Display Technology Ltd. (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.8	Securities Purchase Agreement, dated December 20, 2005, between the Registrant and each of the Investors listed on Exhibit A thereto (incorporated by reference to Exhibit 10 to the Registrant's Current Report on Form 8-K filed December 27, 2005)
10.9†	Patent License for LEP Display, dated September 7, 2006, among Cambridge Display Technology Limited, CDT Licensing Limited and Matsushita Electric Industrial Company Limited (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2006)
10.10	Joint Venture Agreement, dated November 9, 2005, between Cambridge Display Technology Limited and Sumitomo Chemical Company, Limited (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2005) (+)
10.11	Amended and Restated Registration Rights Agreement, dated December 22, 2004, among the Registrant, Kelso Investment Associates VI, L.P., KEP VI, LLC, Hillman Capital Corporation, Hillman CDT LLC, Hillman CDT 2000 LLC and certain employees minority stockholders of the Registrant and its subsidiaries (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.12	License Agreement, dated August 1, 1996, between Cambridge Display Technology, Ltd. and Philips Electronics N.V. (incorporated by reference to Exhibit 10.12 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.13	Cross License Agreement, dated November 25, 1999, between Cambridge Display Technology Limited and Seiko Epson Corporation (incorporated by reference to Exhibit 10.13 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.14	Side Letter, dated January 24, 2000, between Cambridge Display Technology Ltd. and Seiko Epson Corporation regarding the Cross License Agreement dated November 25, 1999 (incorporated by reference to Exhibit 10.14 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.14.1	Addendum Agreement, dated November 16, 2004, between Cambridge Display Technology Limited and Seiko Epson Corporation regarding the Cross License Agreement, dated November 25, 1999 (incorporated by reference to Exhibit 10.14.1 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.15	The New LEP Technology Agreement, dated January 1, 2001, between Cambridge Display Technology Limited and the University of Cambridge (incorporated by reference to Exhibit 10.15 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.16	Patent License, dated April 27, 2001, between Cambridge Display Technology Limited and OSRAM Opto Semiconductors GmbH & Co. OHG (incorporated by reference to Exhibit 10.16 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)

Exhibit Number	Description of Document
10.17	License Agreement, dated August 13, 2001, between Cambridge Display Technology Limited and Sumitomo Chemical Co., Ltd. (incorporated by reference to Exhibit 10.17 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.17.1	Side Letter, dated November 14, 2005, to License Agreement, dated August 13, 2001, between Cambridge Display Technology Limited and Sumitomo Chemical Co., Ltd. (incorporated by reference to Exhibit 10.17.1 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2005) (+)
10.18	Patent License of Displays and Display Illumination, dated October 16, 2001, among Cambridge Display Technology Limited, E.I. DuPont de Nemours and Company and Uniax Corporation (incorporated by reference to Exhibit 10.18 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.18.1	Materials Intellectual Property Agreement, dated November 13, 2001, between Cambridge Display Technology Limited and The Dow Chemical Company (incorporated by reference to Exhibit 10.18.1 to Amendment No. 6 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.18.2	Side Letter, dated November 14, 2005, to Materials Intellectual Property Agreement, dated November 13, 2001, between Cambridge Display Technology Limited and The Dow Chemical Company (incorporated by reference to Exhibit 10.18.2 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2005) (+)
10.18.3	Amendment, dated March 28, 2006, to Patent License of Displays and Display Illumination, among Cambridge Display Technology Limited, E.I. DuPont de Nemours and Company and Uniax Corporation (incorporated by reference to Exhibit 10.18.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006) (+)
10.19	Patent and Know-How License, dated December 14, 2001, between Cambridge Display Technology Limited and Covion Organic Semiconductors GmbH (incorporated by reference to Exhibit 10.19 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.19.1†	Amendment to Patent and Know-How License, dated July 4, 2006, between Cambridge Display Technology Limited and Merck OLED Displays GmbH, formerly known as Covion Organic Semiconductors GmbH (incorporated by reference to Exhibit 10.19.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
10.20	Agreement, dated November 3, 2005, among the Registrant and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 10.50 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)
10.21	License of Technology, dated January 21, 2002, among Opsys Limited (novated to CDT Oxford Limited by a Novation and Variation Agreement, dated October 22, 2002), University of Oxford, Isis Innovation Limited and University of St. Andrews (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)
10.22	Form of Indemnification Agreement for directors and officers of the Registrant (incorporated by reference to Exhibit 10.47 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.23	Patent and Co-Ownership Agreement, dated July 5, 2004, among CDT Oxford Limited and Isis Innovation Limited, The Chancellor, Masters and Scholars of the University of Oxford and the University Court of St. Andrews (incorporated by reference to Exhibit 10.23 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824)) (+)

Exhibit Number	Description of Document
10.24	Lease, dated March 29, 2001, between Scottish Widows PLC and Cambridge Display Technology Limited, of commercial premises at Unit 8 Cardinal Distribution Park, Godmanchester, Cambridge, England (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.25	Lease, dated March 29, 2001, between Scottish Widows PLC and Cambridge Display Technology Limited, of commercial premises at Unit 11 Cardinal Distribution Park, Godmanchester, Cambridge, England (incorporated by reference to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.26	Lease, dated March 29, 2001, between Scottish Widows PLC and Cambridge Display Technology Limited, of commercial premises at Unit 12 Cardinal Distribution Park, Godmanchester, Cambridge, England (incorporated by reference to Exhibit 10.26 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.27	Lease, dated June 11, 2004, between CGNU Life Assurance Limited and Cambridge Display Technology Limited, of commercial premises at 2020 Cambourne Business Park, Cambridge, England (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.28	Lease, dated June 27, 2000, between the University of Cambridge and Cambridge Display Technology Limited, of commercial premises at Greenwich House, Madingley Rise, Madingley Road, Cambridge, England (incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.29(1)	Employment agreement with Dr. Fyfe, dated as of October 27, 2006 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on October 31, 2006)
10.30(1)	Employment agreement with Mr. Veninger, dated August 8, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 31, 2006)
10.31(1)	Employment agreement with Mr. Chandler, dated February 18, 2003 (incorporated by reference to Exhibit 10.31 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.31.1(1)	Compromise Agreement, dated October 27, 2006, between Cambridge Display Technology Limited and Mr. Chandler (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed October 31, 2006)
10.32(1)	Employment agreement with Mr. Black, dated July 3, 2006 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed July 3, 2006)
10.33(1)	Employment agreement with Dr. Brown, dated March 28, 2002 (incorporated by reference to Exhibit 10.33 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.33.1(1)	Amendment to employment agreement with Dr. Brown, dated October 20, 2003 (incorporated by reference to Exhibit 10.34 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.33.2(1)	Assignment Letter to Dr. Brown, dated August 23, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 1, 2005)
10.33.3(1)	Termination of Assignment Letter, dated November 22, 2006, between Cambridge Display Technology Limited and Dr. Brown (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 28, 2006)
10.34(1)	Employment agreement with Dr. Burroughes, dated July 1, 2004 (incorporated by reference to Exhibit 10.34 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))

Exhibit Number	Description of Document
10.35(1)	Employment agreement with Dr. Cha, dated January 20, 2006 (incorporated by reference to Exhibit 10.51 to the Registrant's Current Report on Form 8-K filed February 7, 2006)
10.36(1)	CDT Acquisition Corp. Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.36.1(1)	Assignment Letter to Dr. Cha, dated January 20, 2006 (incorporated by reference to Exhibit 10.52 to the Registrant's Current Report on Form 8-K filed February 7, 2006)
10.37(1)	Amendment to the CDT Acquisition Corp. Stock Incentive Plan, dated as of March 15, 2002 (incorporated by reference to Exhibit 10.37 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.38(1)	Amendment to the CDT Acquisition Corp. Stock Incentive Plan, dated as of October 17, 2002 (incorporated by reference to Exhibit 10.38 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.39(1)	Employment agreement with Mr. Abrams, dated September 14, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 28, 2005)
10.39.1(1)	Compromise Agreement, dated June 30, 2006 between Cambridge Display Technology Limited and Mr. Abrams (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 3, 2006)
10.40(1)	Cambridge Display Technology, Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.40 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.40.1(1)	Form of Cambridge Display Technology, Inc. 2004 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.40.1 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.40.2(1)	Form of Cambridge Display Technology, Inc. 2004 Stock Incentive Plan Stock Option Agreement for the Grant of Inland Revenue Approved Options in the UK (incorporated by reference to Exhibit 10.40.2 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.40.3(1)	Form of Cambridge Display Technology, Inc. 2004 Stock Incentive Plan Stock Option Agreement for the Grant of Unapproved Options in the UK (incorporated by reference to Exhibit 10.40.3 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.41(1)	Cambridge Display Technology, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.41 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.42(1)	Amended and Restated Cambridge Display Technology, Inc. Special Bonus Plan (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed December 27, 2006)
10.42.1(1)	Special Bonus Plan Award Agreement with Dr. Fyfe, dated December 10, 2004 (incorporated by reference to Exhibit 10.42.1 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.42.2(1)	Form of Cambridge Display Technology, Inc. Special Bonus Plan (incorporated by reference to Exhibit 10.42.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)
10.43(1)	CDT Acquisition Corp. Nonqualified Stock Option Agreement between CDT Acquisition Corp. and the Employee (incorporated by reference to Exhibit 10.42 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Cambridge Display Technology, Inc.

We have audited the accompanying consolidated balance sheets of Cambridge Display Technology, Inc. as of December 31, 2006 and 2005 and the related consolidated statement of operations, changes in common shareholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge Display Technology, Inc. at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the two years then ended in conformity with U.S. generally accepted accounting principles.

As further discussed in footnote 10, the Company adopted, effective January 1, 2006, FASB Interpretation 123(R) "Share-Based Payment".

/s/ ERNST & YOUNG LLP

Cambridge England,
March 1, 2007

Exhibit Number	Description of Document
10.35(1)	Employment agreement with Dr. Cha, dated January 20, 2006 (incorporated by reference to Exhibit 10.51 to the Registrant's Current Report on Form 8-K filed February 7, 2006)
10.36(1)	CDT Acquisition Corp. Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.36.1(1)	Assignment Letter to Dr. Cha, dated January 20, 2006 (incorporated by reference to Exhibit 10.52 to the Registrant's Current Report on Form 8-K filed February 7, 2006)
10.37(1)	Amendment to the CDT Acquisition Corp. Stock Incentive Plan, dated as of March 15, 2002 (incorporated by reference to Exhibit 10.37 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.38(1)	Amendment to the CDT Acquisition Corp. Stock Incentive Plan, dated as of October 17, 2002 (incorporated by reference to Exhibit 10.38 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.39(1)	Employment agreement with Mr. Abrams, dated September 14, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 28, 2005)
10.39.1(1)	Compromise Agreement, dated June 30, 2006 between Cambridge Display Technology Limited and Mr. Abrams (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 3, 2006)
10.40(1)	Cambridge Display Technology, Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.40 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.40.1(1)	Form of Cambridge Display Technology, Inc. 2004 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.40.1 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.40.2(1)	Form of Cambridge Display Technology, Inc. 2004 Stock Incentive Plan Stock Option Agreement for the Grant of Inland Revenue Approved Options in the UK (incorporated by reference to Exhibit 10.40.2 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.40.3(1)	Form of Cambridge Display Technology, Inc. 2004 Stock Incentive Plan Stock Option Agreement for the Grant of Unapproved Options in the UK (incorporated by reference to Exhibit 10.40.3 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.41(1)	Cambridge Display Technology, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.41 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.42(1)	Amended and Restated Cambridge Display Technology, Inc. Special Bonus Plan (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed December 27, 2006)
10.42.1(1)	Special Bonus Plan Award Agreement with Dr. Fyfe, dated December 10, 2004 (incorporated by reference to Exhibit 10.42.1 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))
10.42.2(1)	Form of Cambridge Display Technology, Inc. Special Bonus Plan (incorporated by reference to Exhibit 10.42.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)
10.43(1)	CDT Acquisition Corp. Nonqualified Stock Option Agreement between CDT Acquisition Corp. and the Employee (incorporated by reference to Exhibit 10.42 to the Registrant's Registration Statement on Form S-1 (File No. 333-117824))

Exhibit Number	Description of Document
10.44(1)	Form letter to UK employees of Registrant with regard to changes in retirement age effective December 1, 2006 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed October 31, 2006)
10.45(1)	Form of Cambridge Display Technology, Inc., Restricted Units Agreement—Annual Performance Bonus (UK) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 9, 2007)
10.45.1(1)	Form of Cambridge Display Technology, Inc., Restricted Units Agreement—Annual Performance Bonus (US) (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 9, 2007)
10.46(1)	Form of Cambridge Display Technology, Inc., Restricted Units Agreement—Executive Retention Bonus (UK) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed February 9, 2007)
10.46.1(1)	Form of Cambridge Display Technology, Inc., Restricted Units Agreement—Executive Retention Bonus (US) (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed February 9, 2007)
10.47(1)	Schedule of Executive Officer Compensation
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, Cambridge, England
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, New York, United States
24.1	Powers of Attorney (see page 61 of this Annual Report on Form 10-K)
31.1	Rule 13a-14(a) Certification of Principal Executive Officer
31.2	Rule 13a-14(a) Certification of Principal Financial Officer
32.1(2)	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)
32.2(2)	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

(1) Indicates a management contract or compensatory plan or arrangement.

(2) In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the material contained in Exhibit 32.1 and Exhibit 32.2 is "furnished" and not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except to the extent that the Registrant specifically incorporates it by reference.

† An application for confidential treatment has been filed with the SEC with respect to certain portions of these agreements.

(+) Certain portions of these agreements have been omitted pursuant to a grant of confidential treatment by the SEC.

(c) Financial Statements Schedules. Schedules have been omitted because they are not applicable or required, or the information to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBRIDGE DISPLAY TECHNOLOGY, INC.

By: /s/ DAVID FYFE
David Fyfe
Chief Executive Officer

Date: March 1, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Fyfe and Michael Black and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID FYFE **David Fyfe**	Chief Executive Officer (Principal Executive Officer) and Director	March 1, 2007
/s/ MICHAEL BLACK **Michael Black**	Vice-President Finance (Principal Financial Officer and Principal Accounting Officer)	March 1, 2007
/s/ FRANK BYNUM **Frank Bynum**	Director	March 1, 2007
/s/ THOMAS ROSENCRANTS **Thomas Rosencrants**	Director	March 1, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Cambridge Display Technology, Inc.

We have audited the accompanying consolidated balance sheets of Cambridge Display Technology, Inc. as of December 31, 2006 and 2005 and the related consolidated statement of operations, changes in common shareholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge Display Technology, Inc. at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the two years then ended in conformity with U.S. generally accepted accounting principles.

As further discussed in footnote 10, the Company adopted, effective January 1, 2006, FASB Interpretation 123(R) "Share-Based Payment".

/s/ ERNST & YOUNG LLP

Cambridge England,
March 1, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Cambridge Display Technology, Inc.

We have audited the accompanying consolidated statements of operations, changes in common shareholders' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of Cambridge Display Technology, Inc. for the year ended December 31, 2004 in conformity with U. S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, NY
March 7, 2005

Cambridge Display Technology, Inc.

Consolidated Balance Sheets

	December 31,	
	2006	2005
	(in thousands, except for share information)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,015	$ 31,263
Marketable securities	7,252	—
Inventory	30	32
Accounts receivable, net	187	2,266
Taxes receivable	1,861	2,045
Prepaid expenses and other current assets	1,680	2,473
Total current assets	23,025	38,079
Property, equipment and leasehold improvements, net	9,579	13,593
Investments in affiliates	3,951	1,899
Marketable securities	298	633
Goodwill	65,612	65,612
Other intangible assets, net	1,484	2,897
Other non-current assets	20	—
Total assets	$ 103,969	$ 122,713
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,597	$ 7,910
Deferred revenue	5,143	1,290
Due to affiliate	95	52
Taxes payable	—	6
Other current liabilities	2,109	—
Total current liabilities	13,944	9,258
Deferred revenue, non-current	193	—
Other liabilities	596	567
Commitments and contingencies (Note 13)	—	—
Common shareholders' equity:		
Preferred stock, voting $0.01 par value, 46,667 authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized 21,674,703 issued and 21,483,205 outstanding at December 31, 2005, 21,874,998 issued and 21,602,062 outstanding at December 31, 2006	216	215
Additional paid-in capital	284,531	287,514
Deferred compensation	—	(6,082)
Accumulated other comprehensive loss	(271)	(1,052)
Accumulated deficit	(195,240)	(167,707)
Total common shareholders' equity	89,236	112,888
Total liabilities and shareholders' equity	$ 103,969	$ 122,713

See accompanying notes.

Cambridge Display Technology, Inc.

Consolidated Statements of Operations

	Year ended December 31		
	2006	2005	2004
	(in thousands, except per share amounts)		
Operating revenues:			
License fees and royalties	$ 3,176	$ 3,285	$ 6,791
Other license related	—	—	900
Technology services and development	2,943	7,478	4,982
Equipment and supplies	1,817	7,330	613
Total operating revenues	7,936	18,093	13,286
Cost of sales:			
License fees and royalties	42	47	186
Other license related	—	—	9
Technology services and development	1,617	3,798	1,481
Equipment and supplies	1,375	5,880	318
Total cost of sales	3,034	9,725	1,994
Gross profit	4,902	8,368	11,292
Operating expenses:			
Research and development expenses	13,188	16,129	14,181
Selling, general and administrative expenses	15,907	17,426	18,751
Amortization of intangibles acquired	1,413	1,580	1,580
Total operating expenses	30,508	35,135	34,512
Loss from operations	(25,606)	(26,767)	(23,220)
Other (expense) / income:			
Equity in loss of affiliates	(6,378)	(3,802)	(2,546)
Foreign currency transaction gain / (loss)	1,136	(790)	1,045
Gain on sale of Litrex	969	15,935	—
Other income / (expense)	514	(721)	210
Interest income	988	497	347
Interest expense	—	—	(36)
Total other expense	(2,771)	11,119	(980)
Loss before benefit for income taxes	(28,377)	(15,648)	(24,200)
Benefit for income taxes	(844)	(1,833)	(1,615)
Net loss	(27,533)	(13,815)	(22,585)
Cumulative effect of accounting change	—	—	(12,200)
Net loss	(27,533)	(13,815)	(34,785)
Accretion of preferred stock	—	—	(38,766)
Net loss attributable to common shareholders	$(27,533)	$(13,815)	$(73,551)
Net loss per common share attributable to common shareholders, before cumulative effect of accounting change, basic and diluted	$ (1.28)	$ (0.71)	$ (6.17)
Net loss per common share attributable to common shareholders due to cumulative effect of accounting change, basic and diluted	—	—	(1.23)
Net loss per common share attributable to common shareholders, basic and diluted	$ (1.28)	$ (0.71)	$ (7.40)
Weighted average number of common shares outstanding, basic and Diluted	21,486	19,543	9,944

See accompanying notes.

Cambridge Display Technology, Inc.

Consolidated Statements of Changes in Common Shareholders' Equity

	Common Stock Class A & B Outstanding		Additional Paid-in Capital	Deferred Compensation	Common Stock Subscribed	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount						
					(in thousands)			
Balances at January 1, 2004	9,692	$ 97	$185,448	$ (1)	$(3,163)	$ (506)	$(119,107)	$ 62,768
Issuance of common stock in IPO	2,500	25	24,980	—	—	—	—	25,005
issued in exchange for Opsys stock	817	8	9,801	—	—	—	—	9,809
Accretion of liquidation preference	—	—	(38,766)	—	—	—	—	(38,766)
Special bonus plan awards	—	—	14,400	(14,400)	—	—	—	—
Conversion of Series A and Series B preferred into common stock	6,476	65	77,188	—	—	—	—	77,253
Stock options granted	—	—	28	—	—	—	—	28
Amortization of deferred compensation	—	—	—	1	—	—	—	1
Amortization of stock compensation	—	—	—	5,134	—	—	—	5,134
Net loss	—	—	—	—	—	—	(34,785)	(34,785)
Other comprehensive loss:								
Unrealized loss on available for sale securities	—	—	—	—	—	(8)	—	(8)
Balances at December 31, 2004	19,485	195	273,079	(9,266)	(3,163)	(514)	(153,892)	106,439
Issuance of common stock	2,189	22	16,181	—	—	—	—	16,203
Cancellation of common stock secured against unpaid promissory note	(177)	(2)	(1,526)	—	3,163	—	—	1,635
Cancellation of common stock, other	(14)	—	(122)	—	—	—	—	(122)
Amortisation of special bonus plan	—	—	(98)	3,184	—	—	—	3,086
Net loss	—	—	—	—	—	—	(13,815)	(13,815)
Other comprehensive loss:								
Unrealized loss on available for sale securities	—	—	—	—	—	(518)	—	(518)
Currency translation adjustment	—	—	—	—	—	(20)	—	(20)
								—
Balances at December 31, 2005	21,483	215	287,514	(6,082)	—	(1,052)	(167,707)	112,888
Reclassification of deferred compensation following adoption of FAS 123(R)	—	—	(6,082)	6,082	—	—	—	—
Issuance of common stock	200	2	—	—	—	—	—	2
Cancellation of common stock, other	(81)	(1)	(581)	—	—	—	—	(582)
Stock compensation expense	—	—	3,680	—	—	—	—	3,680
Net loss	—	—	—	—	—	—	(27,533)	(27,533)
Other comprehensive loss:								
Unrealized gains/(losses) on marketable securities, net of reclassification adjustment	—	—	—	—	—	673	—	673
Currency translation adjustment	—	—	—	—	—	108	—	108
Balances at December 31, 2006	21,602	$216	$284,531	$ —	$ —	$ (271)	$(195,240)	$ 89,236

See accompanying notes.

Cambridge Display Technology, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31		
	2006	2005	2004
	(in thousands)		
Operating activities			
Net loss	$(27,533)	$(13,815)	$(34,785)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization of property, equipment and leasehold Improvements	5,397	5,544	6,007
(Gain) / Loss on sale of property, equipment and leasehold improvements	(4)	(21)	132
Gain on sale of Litrex	(969)	(15,935)	—
Effect of exchange rate changes on cash and cash equivalents	(1,109)	111	(254)
Impairment of marketable securities	1,009	—	—
Amortization of other intangible assets	1,413	1,580	1,580
Impairment of promissory notes	—	1,635	—
Non-cash income	(581)	(108)	(30)
Acquired in process R & D	—	—	12,200
Stock compensation expense	3,680	3,086	5,163
Equity in loss affiliates	6,378	3,802	2,546
Changes in operating assets and liabilities:			
Accounts and tax receivable	2,263	1,131	(1,651)
Due from affiliates	—	50	21
Inventories and demo machines	2	(32)	—
Prepaid expenses and other assets	773	4,430	(3,979)
Accounts and tax payable and accrued expenses	(1,319)	(688)	2,399
Due to affiliates	43	—	—
Deferred revenue	4,046	(6,446)	4,014
Other current and non-current liabilities	2,138	24	251
Net cash used in operating activities	(4,373)	(15,652)	(6,386)
Investing activities			
Acquisition of property, equipment and leasehold improvements	(1,381)	(3,153)	(2,410)
Disposal of property, equipment and leasehold improvements	2	32	13
Costs related to acquisition of CDT Oxford	—	—	(334)
Disposal of business	969	9,740	—
Investment in affiliates	(8,322)	(2,737)	(85)
Investment in marketable securities	(7,252)	—	(1,129)
Cash of consolidated entity—CDT Oxford	—	—	1,564
Net cash (used in) / generated by investing activities	(15,984)	3,882	(2,381)
Financing activities			
Issuance of common stock	—	16,252	25,005
Net cash generated by financing activities	—	16,252	25,005
Effect of exchange rate changes on cash and cash equivalents	1,109	(111)	254
Net (decrease) / increase in cash	(19,248)	4,371	16,492
Cash and cash equivalents—beginning of period	31,263	26,892	10,400
Cash and cash equivalents—end of period	$ 12,015	$ 31,263	$ 26,892
Supplemental disclosures of cash flow information			
Interest paid	—	—	$ 36
Taxes (paid)/refunded	$ (166)	$ (176)	$ 18

See accompanying notes.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Cambridge Display Technology, Inc (the "Company"), a U.S. based corporation, incorporated in the state of Delaware, was formed in 1999 under the name CDT Acquisition Corp. by investment funds managed by Kelso & Company ("Kelso") and Hillman Capital Corporation ("Hillman") to acquire all of the common stock of CDT Holdings Plc ("Holdings"), a company organized under the laws of the United Kingdom (the "acquisition"). Holdings, in turn, is the parent of Cambridge Display Technology Limited ("Limited") and CDT Licensing Limited ("Licensing"), both United Kingdom companies. This acquisition was accounted for as a purchase.

In 2001, the Company acquired a controlling (86%) interest in Litrex Corporation ("Litrex", a California based company). In 2002, the Company acquired the remaining 14% ownership in Litrex. In August 2003, a 50% interest in Litrex was sold, as described in Note 3. In November 2005, the Company sold the remaining 50% interest, as also described in Note 3. In October 2002, the Company acquired a 16% equity interest and full management control of Opsys (UK) Limited ("Opsys UK"), which was, subsequently, renamed CDT Oxford Limited ("CDT Oxford"). The Company acquired 100% of the parent company of CDT Oxford, Opsys Limited ("Opsys"), in December 2004, and also at this time, the Company purchased all the remaining equity shares of CDT Oxford from Opsys. As of December 31, 2006, the Company owns 100% of both CDT Oxford and Opsys.

Holdings, Limited, Licensing, CDT Oxford and Opsys are hereinafter collectively referred to as the "U.K. Subsidiaries".

In July 2004, the Company changed its name to Cambridge Display Technology, Inc. from CDT Acquisition Corp.

In December 2004 the Company concluded an initial public offering for its common stock on the Nasdaq Global Market.

In November 2005 the Company formed a joint venture with Sumitomo Chemical Company Limited ("Sumitomo Chemical") of Japan to develop and sell P-OLED materials. The Company owns a 50% share in the formed company, Sumation Company Limited ("Sumation").

In December 2005 the Company concluded a private placement of 2,187,500 shares of common stock and 656,250 warrants.

The Company is principally involved in the development and commercialization of Polymer Organic Light Emitting Diode ("P-OLED") intellectual property and technology, an advanced display technology for which it holds worldwide fundamental patents. It is also involved in the development of other applications of this technology, including organic transistors, lighting and printer applications. Litrex, of which the Company owned 50% until November 2005, is a designer and integrator of ink jet printing solutions for P-OLED printing. Sumation, of which 50% has been owned by the Company since November 2005, develops and sells P-OLED materials.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany balances and transactions. The Company's 50% share of the net earnings of Litrex was accounted for using the equity method until its sale in November 2005. The Company held a 16% interest in CDT Oxford until December 2004, but, because it was responsible for funding 100% of the losses of CDT Oxford and had an entitlement to 98% of any profits as a management fee, the Company determined that CDT Oxford was a variable interest entity pursuant to the Financial Accounting Standards Board (the "FASB") Interpretation No. 46 (revised December 2003), "Consolidation of Variable Rate Entities" ("FIN 46(R)"), and therefore consolidated it. The Company acquired the remaining 84% equity interest in CDT Oxford in December 2004 as described in Note 3 below.

Since November 2005, the Company has accounted for its 50% equity voting stake in Sumation using the equity method.

The Company's operations are subject to certain risks and uncertainties. These risks include, but are not limited to, the Company's ability to meet obligations, continuing losses and negative cash flows and funding expansion of the Company's operations.

The Company's consolidated financial statements have been presented on the basis that it is a going concern. The Company has incurred significant operating losses and negative cash flows from operations since inception, its revenues have declined in the current year and it has commitments to fund the activities of Sumation, its joint venture with Sumitomo Chemical.

Based on the Company's current existing cash balances, 2007 contracted revenues and projected cash flows, management believes that it will be able to address its funding requirements into 2008. Further, management recognizes that, in order to continue as a going concern, it will need to seek and is seeking additional funding, which may include new revenue opportunities as well as the issuance of new equity or debt securities. Although there can be no assurances, if successful in achieving these measures, management believes it will be able to address its business plan into 2009.

Reverse Stock Split

On December 15, 2004, the Company executed a 0.5851807—for-one reverse stock split in connection with its initial public offering. All share and per-share information included in the accompanying consolidated financial statements and related disclosures for all periods presented were retroactively adjusted to reflect the stock split.

Foreign Currencies

The functional and reporting currency of the Company is the U.S. dollar. The Company routinely enters into transactions denominated in currencies other than its functional currency, primarily the British Pound. Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as other income / (expense) in the period in which the currency exchange rates change. From time to time we take out foreign exchange forward contracts. We value these contracts and, to the extent that they are in a net asset or liability position we recognize an unrealized gain or loss in other income or expense, as appropriate. When such contracts mature, we reverse any such unrealized gain or loss in other income or expense and report any realized gain or loss as a foreign currency transaction gain or loss.

Bad and Doubtful Debts

As at December 31, 2006, the Company had not incurred any bad debts. Due to the nature of current trade receivables and its history of successful collection, no provision for doubtful debts has been made.

Marketable Securities and Other Investments

The Company records its investment in marketable equity securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity

Securities", and determines the appropriate classification of its securities at the time of purchase and reevaluates the classification at each subsequent period end. Realized gains and losses are reflected in investment income. The cost of securities sold is based on the specific identification method.

At December 31, 2006 and December 31, 2005, certain non-equity marketable equity securities were classified as available-for-sale and are carried at fair value, with the unrealized gains reported as a separate component of stockholders' equity. At December 31, 2006 and December 31, 2005 marketable securities held were listed securities on the Alternative Investment Market of the London Stock Exchange and were valued at their closing price on this date. At December 31, 2006 and 2005, these securities were classified as non-current assets.

At December 31, 2006, certain current marketable equity securities were classified as held-to-maturity and are carried at cost plus accrued interest, with accrued interest reported as interest income.

The Company accounts for investments in affiliates over which it exercises significant influence on operating and financial policies, but has less than 50% voting rights, using the equity method based on its ownership of common stock or in-substance equivalents. Where the Company does not own any common stock or its equivalent and there is no readily determinable market value, it accounts for such investments using the cost method and evaluates whether impairment indicators exist each reporting period in accordance with the FASB's Emerging Issues Task Force ("EITF") 03-01 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The Company evaluates whether or not any such investments are variable interest entities pursuant to FIN 46(R) and, if so, whether consolidation is required. The Company has determined that none of its investments require consolidation under FIN 46(R).

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at acquisition of three months or less to be cash equivalents. Cash equivalents primarily consist of investment grade commercial paper, which are short term in nature and therefore bear minimal risk. Cash is held in both U. S. and U. K. deposit accounts.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements which are held for use are stated at cost. Depreciation is computed using the straight-line method, based on the shorter of the estimated useful lives, generally ranging from three to five years, or the lease term of the respective assets. If the Company determines that the useful life of any asset is less than the remaining depreciable life, it reduces the remaining depreciable life accordingly and accelerates the depreciation of the remaining net asset balance.

Goodwill

The Company accounts for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill acquired in a business combination be capitalized at acquisition cost and requires that goodwill not be amortized into earnings. On an annual basis, the Company is required to evaluate the carrying value of goodwill at the reporting unit level for impairment using a two step impairment test. The Company currently has one reporting unit.

During the fourth quarters of 2006, 2005 and 2004, the Company completed its annual impairment tests of goodwill as at December 31, and determined that its reported goodwill was not impaired. The first stage of these tests was to determine that the Company had only one reporting unit. The next step was to evaluate the fair value of that reporting unit. This evaluation including consideration of the Company's market capitalization based on its stock price at December 31, 2006 and an estimate of the current value of future cash flows based upon projections of future royalty and license revenue at levels significantly greater than historically achieved. As adoption of the Company's technology is just now beginning to occur in commercial amounts, such projections have a high degree of uncertainty.

Movement in Goodwill	CDT	CDT Oxford	Total
Balance at January 1, 2004	$58,735	—	$58,735
Consolidation of CDT Oxford (see Note 3)	—	$6,877	6,877
Balance at December 31, 2005 and 2006	$58,735	$6,877	$65,612

Other Intangible Assets

Other intangible assets, which primarily relate to intellectual property rights and know-how, are amortized on a straight-line basis over their estimated useful life of five to ten years. The Company has no indefinite lived intangible assets other than goodwill. The Company's management believes the net intangible asset balance is recoverable for all periods presented in the accompanying consolidated financial statements. Amortization expense for the next five years is expected, based on intangible assets held at December 31, 2006, to be as follows:

Year ending December 31 (in thousands)	
2007	580
2008	577
2009	327
2010	—
2011	—

Long Lived Assets

Long lived assets, including other intangible assets and property, equipment and leasehold improvements, are subject to review for impairment in the event that circumstances indicate recorded amounts may not be recoverable. While the Company has reported losses, it expects that its future licensing and royalties will enable recovery of such asset values.

Revenue Recognition and Deferred Revenue

The Company's revenues are derived from license fees and royalties due under license agreements, payments due under various technology development and service agreements and sales of equipment and polymer inks. Non-refundable license fees are recognized when they fall due and when collection can be reasonably assured, providing that the license has been delivered and where the Company has no ongoing obligations under that license. Once a license has been delivered, royalties are recorded as revenue when they become receivable and collection is reasonably assured. Where an extended obligation does exist, upfront license fees are amortized ratably as that obligation is delivered.

Revenues for arrangements that provide for the provision of technology development services are recognized as those services are delivered and revenue for transfers of know-how once the corresponding documentation or electronic records have been delivered. The Company enters into technology services and development contracts which involve multiple elements including (i) the provision of services, (ii) the transfer of know-how or (iii) the supply of equipment. The Company is not usually able to determine the fair value of each element and, as a result, such multiple element arrangements are usually deemed to comprise a single unit of accounting. The Company recognizes revenue ratably over the duration of such contracts, unless the arrangement involves the supply of capital equipment in which case recognition of revenue is deferred until the equipment is accepted. The Company supplies P-OLED inks to customers and recognizes revenue once the materials have been received at the customer's premises.

In 2004, the Company reported other license related revenues, which related to the re-sale by the Company to a third party of certain rights to intellectual property that the Company had previously acquired from that third party.

Where revenue arrangements require the Company to provide a specified amount of support after the end of the term of the contract, the fair value of this post-contract support is deferred until either the support is delivered or the obligation to provide the support expires. The Company determines the fair value of such post-contract support based on the rate the Company charges third parties for similar services sold on a stand alone basis.

Under equipment supply contracts, revenue is recognized after customer acceptance has been received, any final payment has been invoiced and collectibility is reasonably assured.

When contracts involve the Company devoting research effort to projects, revenue under these contracts is recognized ratably over the life of the contract.

Where payments under either licenses or technology services and development contracts fall due prior to revenue being recognized, the Company reports the balance of amounts which have been invoiced but are not recognizable as deferred revenue in the liabilities section of consolidated balance sheet. Deferred revenue is classified as current if it is expected to be recognized within one year and non-current if it is expected to be recognized after more than one year, or if the timing of recognition is not known.

Revenues are reported on a net basis, excluding sales and value added taxes.

Research and Development

Research and development costs are expensed as incurred. Reimbursement of research and development costs by Sumation is netted off against related expenses within the statement of operations.

Income Taxes

Taxes are provided using the liability method on all differences between book and tax bases of assets and liabilities calculated at the rate at which it is anticipated that timing differences will reverse. Given the history of losses of the Company, a 100% valuation allowance is provided with respect to loss and other carry forwards and no net deferred tax assets have been recognized in the Company's consolidated balance sheets.

A tax benefit is recognized in relation to the surrender of tax losses related to research and development expenses incurred by United Kingdom subsidiaries under the United Kingdom government's research and development tax credit program which is described in Note 11 below.

Comprehensive Loss

Comprehensive loss encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes the Company's net loss, net unrealized gains or losses on available for sale securities and currency translation reserves on revaluation of securities held in currencies other than U. S. dollars.

Net Loss Per Common Share

The Company reports both basic net loss per common share, which is based on the weighted average number of common shares outstanding, excluding contingently issuable shares, and diluted net loss per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding. However, since the Company reported losses in each year presented, the effect of including options and other contingently issuable shares would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

Business Concentrations

The Company's customers are located principally in Europe, the United States and Asia. A breakdown of the Company's revenues on a geographic basis is as follows:

Revenues by Geographic Region and Segment	**2006**	**2005**	**2004**
		(in thousands)	
United Kingdom	$ 166	$ 548	$ 2,143
Other European	1,776	4,044	2,065
United States	65	1,586	1,626
Other North American and South America	236	—	500
Japan	3,575	5,487	5,196
Other Asia Pacific	2,118	6,428	1,756
Total revenues	$7,936	$18,093	$13,286

The basis for attributing revenues from external customers to individual countries is the address of the party with whom the Company contracts.

For the years ended December 31, 2006 and 2005, there were three customers that accounted for 53% and 54% of the Company's revenues, respectively.

At December 31, 2006, there were three customers that accounted for 82% of the Company's accounts receivable balance. These customers each owed $0.1 million. At December 31, 2005, there were three customers that accounted for 92% of the Company's accounts receivable balance. These customers owed $1.0 million, $0.7 million and $0.4 million respectively.

All long-lived tangible assets of the Company are located in the U. K.

Stock-Based Compensation

Through December 31, 2005, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for stock options awarded to employees. Accordingly, other than certain grants with an exercise price at less than fair value of the Company's common stock, the Company has recognized no compensation expense with respect to options granted to employees for the years ended December 31, 2005 and 2004. Commencing January 1, 2006 the Company has accounted for all stock based compensation expense under SFAS No. 123(R) (see Note 10 below). As any options granted in the future will also be expensed based on the fair value calculations, the pro forma results for fiscal years 2005 and 2004 may not be indicative of the charges which will be made in future years. Further information on Stock-Based Compensation is provided in Note 10 below.

Forward contracts

Prior to December 31, 2005, the company entered into forward foreign currency contracts to purchase and sell U.S., European and Asian currencies to reduce exposures to foreign currency risks. The forward exchange contracts had maturities that did not exceed 12 months and required the Company to exchange, at maturity, European or Asian currencies for U.S. dollars and pound sterling, or vice versa, at rates agreed to at the inception of the contracts.

At December 31, 2005 the Company had approximately $16 million of forward exchange contracts outstanding. These foreign exchange contracts outstanding at December 31, 2005 were not designated as hedging instruments. For these derivatives, gains and losses were recognized immediately in earnings during the period of change and a gain of $0.5 million and a loss of $0.7 million is included in other income / (expense) in our consolidated statement of operations for the years ended December 31, 2005 and 2006, respectively.

At December 31, 2005, the fair value of these contracts was a loss (i.e. liability) of $0.5 million. This fair value was determined based upon the then current forward rates applicable to the remaining terms of the forward contracts as of December 31, 2005. The fair value of contracts in liability positions was included as a component of "Accounts payable and accrued expenses" on our Consolidated Balance Sheet.

At December 31, 2006, the Company had no outstanding forward exchange contracts.

Fair Values of Financial Instruments other than Derivatives

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. Marketable securities are accounted for at fair value using quoted market prices for those securities. All other financial instruments are accounted for on a historical cost basis, which due to the nature of these instruments approximates fair value at the balance sheet dates.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective beginning with the Company's first fiscal quarter of 2007. The Company has not yet completed a detailed evaluation of the impact of FIN 48's implementation on its financial condition or results of operations but does not current believe that it will be material.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value and expands disclosure requirements pertaining to such measurements. The Company will adopt SFAS 157 for the fiscal year ended December 31, 2008. The Company has not yet evaluated the impact of SFAS 157's implementation on its financial condition or results of operations.

In December 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFASs No. 87, 88, 106 and 132 (R). Fair Value Measurements" ("SFAS 158") which requires an entity to: (a) recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, (b) measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and, (c) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The Company adopted SFAS 158 effective beginning with the Company's fiscal year ended December 31, 2006. Adoption of this statement has not had a material impact on its financial condition or results of operations.

In February 2006, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company will adopt SFAS 159 for the fiscal year ended December 31, 2008.

The Company has not yet completed a detailed evaluation of the impact of SFAS 159 on its financial condition or results of operations in detail but, since it does not currently use complex hedge accounting, it does not currently expect the adoption of SFAS 159 to have a have impact on its financial condition or results of operations.

3. Acquisitions and Disposals

CDT Oxford

The Company owns 100% of CDT Oxford and 100% of Opsys Limited and consolidates both of these into its consolidated results of operations, financial position and cash flows.

Pursuant to FIN 46(R), "Consolidation of Variable Interest Entities", the Company thought the equity in CDT Oxford was not sufficient to permit it to finance its activities without outside support. This resulted in the Company consolidating CDT Oxford in January 2004.

Subsequent to the Company's original agreement with Opsys Limited in October 2002, certain disputes arose with Opsys Limited which were settled by a Settlement and Amendment Agreement, pursuant to which the Company acquired 100% of the shares of Opsys Limited in December 2004 for the issue of 797,695 shares of its common stock. At the time of this acquisition, Opsys Limited had liabilities of $1.6 million which the Company agreed to discharge using $1.4 million in cash and $0.2 million by the issuance of 19,736 shares of common stock to two former directors of Opsys Limited. The actual total purchase consideration was $7.2 million lower than that amount which had been estimated on January 1, 2004 pursuant to the adoption of FIN 46(R), as described above. A purchase price adjustment was, therefore, recorded as a $7.2 million reduction in goodwill related to the Opsys Limited acquisition, from $14.1 million to $6.9 million, in December 2004.

For the purpose of consolidation, the original acquisition of CDT Oxford in October 2002 was accounted for as a purchase, and the purchase price (including the value of the shares to be issued to the former owners of Opsys Limited as consideration) and subsequent purchase price adjustment were allocated to the acquired assets and liabilities as shown in the table below.

	(in thousands)
Net assets at date of acquisition (October 2002)	$ 602
In-process research and development	12,200
Goodwill	14,092
Purchase price estimated at October 2002	26,894
Purchase price adjustment (reduction in goodwill)	(7,215)
Purchase price at December 2004	$19,679

The amended and restated Settlement and Amendment Agreement provided for an escrow of approximately 53% of the 797,695 shares issuable to the Opsys shareholders against certain contingent liabilities and the possibility that other liabilities will emerge. The number of shares held in escrow was initially 422,610 and subsequent changes are described in the table below:

Initial escrow shares at December 31, 2004	422,610
Shares transferred to Company in December 2005 due to Opsys Limited's liabilities exceeding contractual limit	(14,056)
Shares released from escrow to the former shareholders of Opsys Limited, pursuant to Transaction Agreement, in December 2005	(201,124)
Shares held in escrow at December 31, 2005	207,430
Shares transferred to Company in December 2006 due to Opsys Limited's liabilities exceeding contractual limit	(81,348)
Shares held in escrow at December 31, 2006	126,082

Litrex

In August 2003, the Company sold 50% of the equity in its subsidiary, Litrex to Ulvac Inc, a Japanese company, for $15.1 million, of which $1.4 million was held in an escrow account. Under the terms of the Sale and Purchase Agreement, the Company made a number of warranties (which were secured by the amount held in escrow) and had other ongoing commitments, notably a Joint Venture Agreement with Ulvac under which the Company appointed three of the six Board members of Litrex. As a result of such commitments, the gain on the initial sale was deferred.

On November 4, 2005 the Company entered into a Second Sale and Purchase Agreement with Ulvac and Litrex under the terms of which the Company sold to Ulvac its remaining 50% interest in Litrex. Under the terms of this agreement, Ulvac paid the Company a cash consideration of $9.7 million comprising the previously agreed purchase price of $10.0 million less $0.3 million comprising the Company's agreed contribution to Litrex's Retention Bonus Plan.

The total net gain recognized in 2005 was $15.9 million. The gain is higher than the proceeds received during the November 2005 transaction due to the 2003 deferral of the gain on the sale of the initial 50% interest in Litrex. The Company recognized a further gain of $1.0 million following the release of the final escrow amount in November 2006.

4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements include the following at December 31:

	2006	2005
	(in thousands)	
Machinery and equipment	$ 25,787	$ 24,678
Leasehold improvements	9,145	9,111
Furniture and office equipment	2,926	3,286
	37,858	37,075
Less: accumulated depreciation	(28,279)	(23,482)
	$ 9,579	$ 13,593

Deprecation expense for the years ended December 31, 2006, 2005 and 2004 was $5.4 million, $5.5 million and $6.0 million, respectively.

5. Investments

Significant Equity Investments

Summary financial information for Litrex, which was a significant affiliated company accounted for by the equity method, until November 4, 2005, is as follows:

	Litrex to November 4, 2005
Current assets	$ 5,722
Non-current assets	11,735
Current liabilities	(10,539)
Non-current liabilities	(63)
Net sales	7,931
Gross profit	2,738
Net loss	(5,689)

Until November 2005, the Company owned 50% of Litrex and accounted for it as an affiliate under the equity method. The equity in the underlying net assets of Litrex was approximately $2.5 million in 2004. On November 4, 2005 the Company entered into a Second Sale and Purchase Agreement with Ulvac and Litrex under the terms of which Ulvac completed its purchase of 50% of the equity of Litrex from the Company.

In November 2005, the Company invested 170 million Yen ($1.5 million) in Sumation, to acquire a 50% share of a joint venture formed with Sumitomo Chemical, to develop, manufacture, market and sell P-OLED materials. Sumitomo Chemical had purchased the Lumation® P-OLED material business of Dow Chemical and rights to use the acquired intellectual property have been licensed to Sumation, together with intellectual property rights from Sumitomo and the Company and access to dedicated research teams at both Sumitomo's and the Company's facilities. The Company owns 50% of Sumation and has valued this investment at $1.7 million which is the amount invested plus associated expenses. The investment is recorded in Yen and is revalued at the end of every quarter, any foreign currency gain or loss being taken to Other Comprehensive Loss. The carrying value of investment in Sumation, being the amount initially invested less the Company's share of its losses, was $ 2.6 million and $0.8 million at December 31 2006 and 2005 respectively. The increase of $1.8 million comprises an increase of $8.5 million due to equity investments made by the Company in Sumation less $ 6.8 million, being the Company's share of Sumation's losses, and an increase of $0.1 million due to revaluation of the Yen value of the Company's investment.

The Company and Sumitomo Chemical have entered into a Joint Venture Agreement (the "JVA") to govern Sumation. This JVA is of indefinite term, but does include provisions for the sale of part or all of the Company's equity stake in Sumation to Sumitomo Chemical at fair market value after a minimum of five years. The Company and Sumitomo Chemical are committed under the JVA to an initial two-year budget for Sumation and additional funds will be requested on an "as-needed" basis, with equal funding coming from each party. After the initial two-year period of providing such services, good faith discussions will take place regarding the third and subsequent years. The Company and Sumitomo Chemical have equal representation on the board of Sumation. In conjunction with the execution of the JVA, and the licensing of the CDT Oxford licensed materials intellectual property to Sumation, the Company has executed amendments to existing licenses to Dow Chemical (now assigned to Sumitomo Chemical) and to Sumitomo Chemical to enable Sumitomo Chemical (on behalf of itself and as successor to the license to Dow Chemical) to sub-license this intellectual property to Sumation. For an initial period of three years, Sumation has sub-contracted its manufacturing requirements to Sumitomo Chemical with Sumitomo Chemical having the right to sub-contract this manufacturing to its affiliates.

The JVA may be terminated by either party by mutual written agreement, or by one of the parties in the case of a material breach of the other party. In addition, the JVA may be terminated in the event of the bankruptcy or insolvency of either party, or if a 40% interest is acquired in one party by a direct and substantial competitor of the other joint venture party. The JVA will also terminate if Sumitomo Chemical acquires 100% of the shares in Sumation.

The Company's equity in the underlying net assets of Sumation was approximately $2.3 million and $0.6 million at December 31, 2006 and 2005 respectively. This has increased because the amount of equity invested in Sumation during 2006 exceeded its losses during the same period. This amount is lower than the carrying value of the investment, because the carrying value includes transaction costs incurred by the Company and also inter-company consolidation adjustments.

Marketable Securities

The Company owns less than 5% of Plastic Logic Limited ("Plastic Logic") and less than 5% of MicroEmissive Displays plc ("MED"). Plastic Logic is a private company with a history of losses and the Company values this investment at zero. MED is listed on the Alternative Investment Market of the London

Stock Exchange and is held as an available for sale marketable security which is revalued based on the market price of the securities at the end of each period. Since the Company has no current intention to sell its equity stake in MED its investment is recorded as a non-current asset. At December 31, 2005, the Company valued this investment at $0.6 million comprising an original cost of $1.1 million less $0.5 million revaluation due to declines in the share price, which had been reported as other comprehensive loss. The Company regarded these declines as a temporary impairment. However, in October 2006, MED raised additional equity at a price substantially lower than the price at which the Company had purchased its investment. The Company determined that this equity funding round was an indicator of other-than-temporary impairment and reported an impairment charge of $1.0 million in SG&A expenses. The Company reversed the "other comprehensive loss" which had previously been reported. At December 31, 2006, the Company valued this investment at $0.3 million and reported "other comprehensive gain" due to an increase in MED's share price since it raised the additional equity.

Other Investments

In March 2005, the Company invested $1.0 million in Add-Vision, Inc. ("Add-Vision"), a company located in California that researches and develops flexible, low cost, low resolution displays, in return for preferred stock with a 17% voting interest. It also granted Add-Vision a fully paid up license to its intellectual property in return for preferred stock with a 22% voting interest. As a result of these transactions, the Company acquired, in the aggregate, a 39% voting interest in Add-Vision and has appointed two directors to its board. The equity in the underlying net liabilities of Add-Vision was approximately $0.6 at December 31, 2006 and its interest in the net assets was $0.3 million at December 31, 2005. It has not assigned any additional value to the preferred stock issued in return for the license. Further investments were made in Add-Vision by third parties unrelated to the Company during 2005 and 2006 and, at December 31, 2005, the Company's voting interest was 31% and its ownership interest was approximately 42%. In July 2006, pursuant to the contractual arrangements which had been entered into in March 2005, the Company licensed additional intellectual property to Add-Vision, Inc. in consideration for which the Company was issued additional shares of Add-Vision's preferred stock. As a result, at December 31, 2006, the Company had a 42% voting interest and a 55% ownership interest in Add-Vision. The Company does not control Add-Vision and, since it does not own any of its common stock or in-substance equivalents, it is accounting for its investment using the cost method.

The investment is the only investment held by the Company which is being accounted for using the cost method. Pursuant to EITF 03-01, the Company has not estimated the fair value of this investment, but has investigated whether or not there have been any events or changes in circumstance that may have a significant adverse effect on the fair value and has determined that there have been no such events or changes and that, therefore, the carrying value of this investment is not impaired.

In the fourth quarter of 2006, Add-Vision raised $0.5 million from investors in the form of convertible promissory notes. The Company was one of these investors and, as a result, holds a promissory note in the amount of $249,950, which is less than 50% of the total amount which has been raised. The Company's note is shown as a "Investments in affiliates" on the Company's balance sheet at December 31, 2006. The notes issued to the Company and to other investors earn interest at 6% per year and the principal amount and accrued interest is repayable on demand 18 months after issuance or on certain events of default. The terms of the notes provide for their conversion into equity in the event that Add-Vision raises in excess of $2 million in an equity fund raising round, the conversion price to be at a discount of 15% off the price of the new equity being raised. The Company believes that the note will be converted into equity during 2007.

The Company's carrying value of this investment was $1.4 million at December 31, 2006 and was $1.1 million at December 31, 2005, comprising the amount invested in cash plus associated costs.

6. Other Intangible Assets

	2006	2005
	(in thousands)	
Gross other intangible assets	$10,700	$10,700
Accumulated amortization	(9,216)	(7,803)
Other intangible assets	$ 1,484	$ 2,897

In October 2001, the Company, for payment of $5 million, entered into a nonexclusive license agreement with another third party to enable the Company to use certain technology, intellectual property rights and know-how. The license term continues until the last of the patents ceases to be in force, unless it is terminated early under certain circumstances, as defined in the agreement. The agreement allows for sublicenses to be granted by the Company. The license was amortized over five years. The fair value of license and patent rights acquired upon the acquisition of Limited by the Company in 1999 amounted to $5.6 million and is being amortized over ten years. The remaining $0.1 million relates to intellectual property rights which were acquired from a third party in February 2004 and are being amortized over five years.

7. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	2006	2005
	(in thousands)	
Accounts Payable	$1,498	$1,285
Accruals		
Payroll related, to be settled in cash	2,181	1,943
Payroll related, to be settled by issuance of restricted stock units	387	—
UK National Insurance payable on stock compensation	467	679
Liabilities assumed on acquisition of Opsys Limited	—	100
Costs related to sales of Company stock	—	1,248
Other professional fees	680	703
Payable to universities for research services	292	162
Facilities related costs	289	233
Unrealised loss on forward currency contracts	—	511
Other accruals related to operations	803	1,046
Total Accounts payable and accrued expenses	$6,597	$7,910

8. Common Stock

Common Stock outstanding at January 1, 2004	9,692,316
Issued on conversion of preferred stock, December 2004 (a)	6,475,736
Issued on IPO, December 2004 (b)	2,500,000
Issued to parties related to Opsys Limited, December 2004 (c)	817,431
Common Stock outstanding at December 31, 2004	19,485,483
Issued in private placement, December 2005 (d)	2,187,500
Issued in settlement of liability, December 2005 (e)	1,720
Cancelled due to non-payment of secured promissory notes, December 2005 (f)	(177,442)
Cancelled pursuant to Opsys escrow, December 2005 (c)	(14,056)
Common stock outstanding at December 31, 2005	21,483,205
Issued to officers and employees pursuant to stock compensation arrangements	200,295
Cancelled pursuant to Opsys escrow, December 2006 (c)	(81,348)
Common stock outstanding at December 31, 2006	21,602,152

(a) On August 10, 2004, the Company filed an amendment to the Certificate of Designations defining the terms of the Company's Series A and Series B redeemable convertible preferred stock to amend the provisions governing the mandatory conversion of such shares of preferred stock upon consummation of an underwritten initial public offering of the Company's common stock. This redeemable convertible preferred stock is described in more detail in note 9 below. Under the terms of the amendment, in the event of an initial public offering prior to December 31, 2004 which did not fall within the previous definition of a "Qualifying IPO" but under which the pre-money market capitalization of the Company exceeded $200 million, then all of the series A and series B redeemable convertible preferred stock would mandatorily convert to common stock. The number of shares of common stock to be issued would be such number of shares which, at the IPO price, equalled 2.25 times the amount originally paid for that stock plus, in the case of the Series A an additional $6 million of stock in relation to the Initial Investor Preference. Pursuant to this arrangement, immediately prior to the Company's IPO in December 2004, all of the Company's Series A and Series B preferred stock was converted into 6,475,736 shares of common stock, with an aggregate value of $77.7 million, or $77.3 million net of expenses, at the IPO price of $12.00 per shares.

(b) 2,500,000 shares of the Company's common stock were issued to investors in our initial public offering on the Nasdaq National Market in December 2004.

(c) Pursuant to the Transaction Agreement described in Note 3 above, 817,431 shares of the Company's common stock were issued to parties related to Opsys Limited in December 2004, including 422,610 shares initially held in escrow. These shares may be reclaimed by the Company in the event that the liabilities of Opsys Limited which relate to the period prior to its acquisition by the Company exceed an agreed amount. Of the shares held in escrow, 14,056 and 81,348 shares were cancelled in December 2005 and December 2006, respectively, as part of the Settlement and Amendment Agreement. See Note 3 above.

(d) 2,187,500 shares of the Company's common stock were issued to investors in its private placement in December 2005.

(e) 1,720 shares of the Company's common stock were issued as part of the settlement by the Company of an arbitration action in December 2005

(f) In consideration for 177,442 shares of the Company's common stock issued to two shareholders in July 1999, the shareholders issued secured, full recourse promissory notes, in the aggregate, of $3.1 million to the Company. The promissory notes were due in September 2005. The obligation of the shareholders under the promissory notes were secured by the 177,442 shares issued to the two shareholders. In September 2005, both shareholders defaulted on the promissory notes. Due to the irrecoverability of the promissory notes, the 177,442 shares on which the notes were secured were cancelled.

9. Redeemable Convertible Preferred Stock

On January 1, 2004, there were 6,000 shares of Series A convertible preferred stock issued and outstanding, which could convert into 217,406 shares of common stock, and 25,870.6 shares of Series B convertible preferred stock issued and outstanding, which could convert to 937,405 shares of common stock plus 217,406 shares of common stock that would be issuable under the Initial Investor Preference provisions described below.

As described in Note 8 above, all of the Company's Series A and Series B preferred stock was converted to the Company's common stock in December 2004, immediately prior to the Company's initial public offering.

Pursuant to the SEC Accounting Series Release No. 268, the difference between the issue price of the Preferred Stock and the redemption value was accreted to the carrying value of the Preferred Stock from the subscription date until the Company's IPO in December 2004. Preferred stock accretion amounts have been charged to Paid-in-Capital and credited to Preferred Stock. The Company accreted $11.6 million for the Series A preferred stock and $27.2 million for the Series B preferred stock in 2004, based on a ten-year accretion schedule. The December 2004 amount was accreted pursuant to SFAS 84 "Induced conversions of Convertible Debt" ("SFAS84") and EITF issue D-42 which applies SFAS 84 to induced conversions of preferred stock. The accretion immediately prior to this beneficial conversion was the difference between the amount paid initially for the Preferred Stock, plus the accretion to date based on a redemption at ten years and the value of the common stock into which the Preferred Stock would convert, at the initial public offering price.

The following table summarizes information concerning changes in the Company's preferred stock during 2004:

	Series A	Series B
Balance at January 1, 2004	$ 7,897	$ 30,590
Accretion of Liquidation Preference	11,603	27,163
Conversion of Preferred Stock to Common Stock	(19,500)	(57,753)
Balance at December 31, 2004	$ —	$ —

10. Stock-Based Compensation and Warrants

At December 31, 2006, the Company had one stock-based employee compensation plan pursuant to which restricted stock units have been issued and two stock-based employee compensation plans pursuant to which stock options have been issued. These three plans are described more fully below. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by the FASB's SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). No stock-based employee compensation cost was recognized in relation to the Company's two stock option plans in the Statement of Operations for the years ended December 31, 2005 and 2004, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Stock compensation expense was recognized in relation to restricted stock units which had been issued pursuant to the Company's special bonus plan. Effective January 1, 2006, the Company adopted the fair value recognition provisions of the FASB's SFAS No, 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

SFAS 123(R) requires that compensation expense be adjusted for projected forfeitures of stock options. In calculating pro-forma stock-based employee compensation expense prior to January 1, 2006, the Company did not make any adjustment for such forfeitures.

The effect of the adoption of SFAS 123(R) on the Company's Loss from operations, Loss before benefit for income taxes and Net loss has been to increase each of these by $ 0.4 million for the year ended December 30, 2006, in relation to compensation expense for stock options as shown in the 2006 column of the table below. The adoption of SFAS 123(R) has had no net impact on the Company's statement of cash flows and no material impact on earnings per share.

	Compensation Expense for Year Ended December 31, 2006	Pro Forma Compensation Expense for the Year Ended December 31, 2005	Pro Forma Compensation Expense for the Year Ended December 31, 2004
		(in thousands)	
CDT Acquisition Corp. Stock Incentive Plan (1)	$ 43	$ 201	$ 595
2004 Stock Incentive Plan (1)	318	324	—
Total Compensation Expense for Stock Options (1)	**$ 361**	**$ 525**	**$ 595**
Special Bonus Plan (2)	**$3,319**	**$3,086**	**$5,135**
Total Compensation Expense for Restricted Stock Units (2)	**$3,319**	**$3,086**	**$5,135**
Total Stock-Based Compensation Expense	**$3,680**	**$3,611**	**$5,730**

(1) Compensation expense for stock options for the years ended December 31, 2005 and 2004 was only reported in pro-forma footnote disclosures and not in the Statement of Operations.

(2) Compensation expense for restricted stock units issued under the special bonus plan for the years ended December 31, 2005 and 2004 was both reported in pro-forma footnote disclosures and recognized in the Statement of Operations. The only impact on the adoption of SFAS 123(R) on the compensation expense recognized with respect to these units was to account for estimated future forfeitures. This impact is not material.

For the years ended December 31, 2005 and 2004, the Company followed APB 25 and related interpretations in accounting for stock options awarded to employees. Accordingly the Company recognized no compensation expense with respect to options granted to employees. Had compensation cost been determined based upon the fair value at grant date for awards consistent with the methodology prescribed by SFAS 123, the Company's net loss for the years ended December 31, 2005 and 2004 would have been the pro forma amounts indicated below:

	2005	2004
	(in thousands)	
Net loss—as reported	$(13,815)	$(34,785)
Less: accretion of preferred stock	—	(38,766)
Net loss attributable to common shareholders	(13,815)	(73,551)
Add back: APB 25 cost	3,086	5,135
Less: total stock-based employee compensation expense under the fair value method	(3,611)	(5,730)
Net loss attributable to common shareholders—pro forma	$(14,340)	$(74,146)
Net loss per share:		
Basic and diluted—as reported	$ (0.71)	$ (7.40)
Basic and diluted—pro forma	$ (0.73)	$ (7.46)

Employee Stock Options

In April 2000, the Company adopted the "CDT Acquisition Corp. Stock Incentive Plan" (the "2000 Plan"). Under the 2000 Plan, options may be granted to employees (including officers), consultants and directors. Options available for grant under the 2000 Plan totaled 1,170,361. Under the 2000 Plan, employees generally were granted two types of options in one grant: Service Options (one-third of total grant) and Exit Options (two-thirds of total grant). Service Options granted in 2002 and later were granted at fair market value at date of grant, and generally vest 25% on the six-month anniversary of grant, and 25% on the anniversary date of each grant for each of the next three years and have lives of no more than 10 years. Fair value was determined by reference to equity sold during the relevant period. Prior to 2002, Service Options were generally granted at fair market value at date of grant, vest 25% on the date of grant and 25% per annum thereafter and have lives of no more than 10 years. Exit Options become exercisable, if at all, on the date of the first occurrence of a change in control (a "Vesting Event", as defined in the 2000 Plan) in which the majority shareholders receive an internal rate of return of at least 30%. If upon the first Vesting Event, the required internal rate of return is not achieved, they shall not become exercisable as a result of a Subsequent Vesting Event, as defined in the 2000 Plan.

In August 2004, the Company adopted the 2004 Stock Incentive Plan (the "2004 Plan"). The 2004 Plan provides for the award of (i) stock options (including incentive stock options), (ii) restricted stock and restricted units, (iii) stock appreciation rights, (iv) incentive stock and incentive units and (v) deferred shares and supplemental units. Awards may be made to directors, employees (including officers) and consultants. Any options issued under the 2004 Plan will be priced at fair market value and the maximum number of shares subject to such options and awards is 725,000 shares of the Company's common stock plus such number of options granted under the 2000 Plan as are forfeited under the 2000 Plan or which otherwise lapse after December 2004. Until December 31, 2006, only stock options with exercise prices of the fair market value on the date of grant were issued under the 2004 Plan. All such options vest in three equal annual installments from the date of grant, with accelerated vesting upon change of control, and have no conditions attached to exercise other than continued employment with the Company. These options expire 10 years after grant. Effective January 1, 2006, the Company has been recognizing compensation expense for stock options ratably over the vesting period of the option, adjusted for projected and actual forfeitures.

Prior to the Company's initial public offering, the fair value of common stock options was established contemporaneously with their issuance based upon reference to various common and preference stock rounds concluded by the Company. Such value was $17.82 per share through November 2000, $24.18 per share from December 2000 to September 2001 and $27.60 per share thereafter until the Company's initial public offering in December 2004. The fair value of common stock issued on the date of the Company's initial public offering was set at the offering price of $12.00 and after the Company's common stock became publicly quoted is set at the closing price of the stock on the Nasdaq Global Market on the day the options are issued—options have been issued at prices between $5.70 and $11.63 under this method. In September 2005, six officers of the company voluntarily surrendered, in the aggregate, 365,447 options with exercise prices of between $17.82 and $27.60. These officers were all recipients of significant awards of restricted stock units under the terms of the special bonus plan described below and believed that it would be beneficial to the Company for the potentially dilutive effect of these stock options to be eliminated.

The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model with the fair value of the underlying common stock determined as at the date of issuance, as described above, and assumptions for the risk-free interest rate, volatility factor and expected life as detailed in the table below. The volatility factor for options issued prior to the Company's initial public offering in December 2004 was based on the volatility of the Company's stock price as measured using the prices at which stock was bought while the Company remained private. The volatility factor used for options issued on or after the Company's initial public offering but before December 31, 2005 was based on fluctuations in the stock price of comparable public companies. Effective January 1, 2006, the Company calculated the volatility of its own stock using the daily closing price for the period since its initial public offering and determined that this provided a reasonable estimate of future volatility. The Company believes that an expected life of four years is a reasonable assumption for a company whose stock is relatively volatile but does not currently have any history of options being exercised.

Options Issued in:	2006 Q4	2006 Q1	2005	2004 (post-IPO)	2004 (pre-IPO)
Black-Scholes Assumptions:					
Risk Free Interest Rate	4.569%	4.363%	3.31%	3.31%	4.25%
Volatility Factor	68.0%	68.0%	74.8%	74.8%	15.3%
Expected Life	4 Years	4 Years	4 Years	4 Years	4 Years
Dividend Yield	Zero	Zero	Zero	Zero	Zero

No stock options were issued by the Company in the second and third quarters of 2006.

The Company makes an estimate of projected stock option forfeitures based on historical staff departures, adjusted for any one-time events which it does not believe will be representative of future periods.

A summary of stock option activity for the years ended December 31, 2006, 2005 and 2004 is shown in the table below.

Stock Options	Shares	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2004	875,962	\$17.82 – \$27.60	\$21.67		
Granted	161,051	\$11.18 – \$27.60	\$18.36		
Cancelled	(83,096)	\$17.82 – \$27.60	\$25.47		
Outstanding December 31, 2004	953,917	\$11.18 – \$27.60	\$20.50		
Granted	270,500	\$ 5.70 – \$11.63	\$ 7.80		
Cancelled	(437,727)	\$11.18 – \$27.60	\$21.31		
Outstanding December 31, 2005	786,690	\$ 5.70 – \$27.60	\$15.75		
Granted	164,400	\$ 6.19 – \$ 8.21	\$ 8.03		
Cancelled	(364,457)	\$ 6.19 – \$27.60	\$14.24		
Outstanding December 31, 2006	586,633	\$ 5.70 – \$27.60	\$16.09	6.28	\$19
Exercisable at December 31, 2004	216,517	\$17.82 – \$27.60	\$20.73		
Exercisable at December 31, 2005	261,989	\$17.82 – \$27.60	\$20.49		
Exercisable at December 31, 2006	249,371	\$ 5.70 – \$27.60	\$18.56	5.35	\$ 1

The fair values of the 164,400 options granted in the year ended December 31, 2006 were \$4.48 for the 149,400 options which were granted in January 2006 and \$3.39 for the 15,000 options which were granted in November 2006. The Company will issue new shares in the event that any options are exercised. At December 31, 2006, 1,004,673 shares were available for future grants which could be made as stock options or as the direct issuance of shares or units.

The Company recognized \$0.4 million of stock compensation expense in relation to stock options in the year ended December 31, 2006. The Company will recognize \$0.4 million of compensation expense in 2007, \$0.3 million in 2008 and less than \$0.1 million in 2009 with respect to stock options which were granted prior to December 31, 2006 but were not fully vested on that date, assuming that all such options do vest. Lower expense will be recorded to the extent that such options are cancelled prior to becoming fully vested and higher expenses will be recorded to the extent that the Company issues further stock options.

Restricted Stock Unit Awards

In December 2004, the Company allocated awards under its special bonus plan to officers and employees. These awards were made from a bonus pool with a value of $14.4 million, based on the initial public offering price for the Company's common stock of $12.00 per share. All awards under this plan made with respect to this offering were made in restricted stock units representing a right to receive, in the aggregate, 1,200,000 shares of the Company's common stock. Such awards generally vest in three equal installments on each of the first three anniversaries of the public offering. However, if Kelso, the Company's largest shareholder, sells, in the aggregate, more than 25% of its shares of the Company's common stock, such awards will vest in full upon such sale. Except as discussed below in relation to the awards made to certain of the Company's officers, the Company is expensing the value of these awards over a three-year period commencing December 2004, subject to acceleration in the event of a Kelso sale.

The award to the Company's Chief Executive Officer, representing 35% of the bonus pool, or restricted stock units with a value of $5.0 million at the initial public offering price of $12.00 per share, will vest whether or not he remains employed by the Company unless (a) he is terminated for cause (as defined in his employment agreement), (b) his employment agreement is not extended for cause or (c) he terminates his employment in circumstances that justify termination for cause. The value of the award to the Company's Chief Executive Officer was expensed in December 2004.

Until December 31, 2005, the Company accounted for these issued units under APB 25 whereby the fair value of these units at the issuance date is expensed over the vesting period. In adopting SFAS 123(R) effective January 1, 2006, the Company has continued to use the same fair value assumption for these units. The Company has considered likely future forfeitures of awards made under this plan and, in doing so, has divided the recipients into two categories: executive management which holds 92% of the award and other employees which hold 8% of the awards. The Company believes that it is highly unlikely that any of the executive management will forfeit any of their awards under this plan prior to vesting and has, therefore, applied a staff turnover assumption of zero to this category. It has applied the same staff turnover percentage as is being used for stock options to the other employees category. The result of applying these forfeiture assumptions is immaterial and no cumulative effect of accounting change has been reported as a result of the adoption of SFAS 123(R) with respect to this plan.

Modifications have been made to the terms of two of these awards for two officers of the Company. The award to the Company's Vice-President of Legal and Intellectual Property was modified in connection with a Compromise Agreement the Company entered into with him in November 2006 and pursuant to which he would leave the Company at the end of March 2007. Termination of his employment in March 2007 would result in the forfeit of one third of his award of 144,000 units pursuant to the original terms of the award, but the Compromise Agreement allowed for the entire award to vest in March 2007. Therefore, 48,000 units were deemed to have been forfeit and re-granted in November 2006. The fair value of the re-granted awarded was determined in November 2006 and is being recognized during the period November 2006 to March 2007. In February 2006, the Company's Vice-President, Commercial entered into an Assignment Agreement pursuant to which he would relocate to Japan until approximately March 2007 and, on successful completion of that assignment, vesting of the unvested third of his 144,000 unit award would be accelerated. The Company has accelerated recognition of the original fair value of this award accordingly, since the fair value on the date of the modification was lower than the original fair value.

Warrants

A warrant exercisable for 3,218 shares of the Company's common stock at an exercise price of $17.82 per share was issued in August 2000 and will expire in August 2007.

Warrants exercisable for 656,250 shares, in the aggregate, were issued in December 2005 in conjunction with a private placement of the Company's common stock. These warrants are exercisable from between 180 days and five years from the date of issuance. These warrants may be exercised on a cashless basis pursuant to which the selling shareholders would be issued a quantity of shares based on the intrinsic value of the warrants at the date of exercise. The Company will not receive any cash payment from the selling shareholders upon any exercise of the warrants on a cashless basis.

Summary of Options and Warrants Outstanding

Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Outstanding	Number Exercisable
Options			
$5.70	8.84	3,000	1,000
$6.19	9.86	15,000	—
$8.04	8.17	18,333	8,333
$8.21	9.01	127,400	—
$8.55	8.42	7,500	2,500
$11.18	7.97	44,726	30,617
$11.63	8.91	15,000	5,000
$12.00	7.96	22,275	15,721
$17.82	3.46	194,378	110,633
$24.18	4.52	50,326	32,381
$27.60	6.56	88,695	43,186
Total Options	6.28	586,633	249,371
Warrants			
$12.00	4.0	656,250	656,250
$17.82	0.7	3,214	3,214
Total Warrants	4.0	659,464	659,464

11. Income Taxes

The Company is liable for franchise taxes to Delaware, its state of incorporation. An amount of $0.2 million has been included in the provision for income taxes for each of the years ended December 31, 2006, 2005 and 2004. The U.K. Subsidiaries of the Company are eligible to participate in the U.K.'s research and development tax credit program. Under this program, small and medium sized enterprises, such as the Company, are permitted a deduction in taxable profits of 150% of the amount of certain research and development expenditures (primarily salaries, salary related costs and consumables used in research and development activities). This deduction may be surrendered for a cash payment of 16% of the total deduction for those years during which the Company sustains a loss. Limited and CDT Oxford have both claimed and received such cash payments for the years ended December 31, 2005, 2004 and 2003. Limited has booked a credit for 2006 of $1.2 million which will be claimed and is expected to be paid in 2007.

The amount accrued for the "Taxes receivable" balance of $1.9 million at December 31, 2006 consists of $1.2 million of income tax refunds due for the year ended December 31, 2006. The balance of $0.7 million represents anticipated United Kingdom value added tax recoveries. The Company's claim for an income tax refund of $2.1 million in relation to 2003 was reviewed by the U. K. tax authorities with respect to whether or not the Company met the criteria of being a small or medium-sized enterprise. This review was concluded in May 2005 and no adjustment was deemed necessary to this claim which was settled in full in June 2005. Claims for repayment of $2.1 million and $1.5 million in relation to the years ended December 31, 2005 and 2004 respectively were made in the third quarters of 2006 and 2005 respectively and were settled in full during the fourth quarters of the respective years.

The following is a reconciliation of the statutory financial income tax rate and the effective income tax rate application to earnings before income taxes for the year ended December 31:

	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
Change in valuation allowance	(35.0)%	(35.0)%	(35.0)%
Research and development tax credit	(3.0)%	(11.4)%	(6.7)%
Effective tax rate	(3.0)%	(11.4)%	(6.7)%

Deferred income taxes reflect the net tax effects of operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Given the Company's activities and the uncertainty of the future utilization of these carryforwards, the Company has provided valuation allowances for the full amount of the net deferred tax asset.

Significant components of the Company's net deferred tax balances for federal, state and foreign income taxes are as follows at December 31:

	2006	2005	2004
Deferred tax assets			
Net operating loss carry forwards	$ 30,029	$ 26,407	$ 22,940
Other	4,936	4,056	2,556
	34,965	30,463	25,496
Deferred tax liabilities			
Deferred revenue	(38)	(38)	(38)
Tax over book depreciation	(3,119)	(3,069)	(4,178)
Net deferred tax assets	31,808	27,356	21,280
Valuation allowance for deferred tax assets	(31,808)	(27,356)	(21,280)
Net deferred tax asset	—	—	—

The majority of the net operating loss carryforwards are available only to the results of the U.K. Subsidiaries and their respective consolidated entities ($91 million in 2006, $82 million in 2005 and $74 million in 2004). They are not available to offset income, if any, earned by the Company or any non-U.K. operations. Under U.K. tax laws, such loss carryforwards do not expire, and under certain circumstances, can be used by other U.K. controlled group entities.

12. Employee Retirement Plans

Limited and CDT Oxford contribute to individual defined contribution retirement plans for its employees. For each of the years ended December 31, 2006, 2005 and 2004, contributions expensed were $0.4 million, $0.4 million and $0.4 million. The Company, including Litrex when it was an affiliate, administered a contributory savings plan under Section 401(k) of the Internal Revenue Code for eligible employees. Contributions by employees were not taxable until retirement or early withdrawal. The Company's contributions under the Plan, which amounted to 100% of employee contributions to a maximum of 5% of the total eligible compensation, approximated $19 thousand, $17 thousand and $13 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

13. Commitments and Contingencies

Contingencies

In January 2005, Sunnyside Development Company LLC ("Sunnyside") served a complaint against one of the Company's subsidiaries, Opsys Limited, and a company named by Sunnyside Development as CDT Limited, in the Superior Court for the County of Alameda, State of California, alleging claims for breach of contract and fraud arising out of an alleged property lease agreement between Opsys Limited and Sunnyside. Sunnyside's original complaint alleged compensatory damages in excess of $10 million and punitive damages in the amount of $25 million. In January 2005, the case was removed to the United States District Court for the Northern District of California, as Sunnyside Development Company LLC v. Opsys Limited, a United Kingdom Company. All claims against CDT Limited and the claim for fraud against Opsys Limited have been dismissed.

Cambridge Display Technology, Inc. was never a party to the lease. In October 2002, Opsys Limited and Sunnyside executed an Assignment of Lease and Consent of Lessor (the "Assignment"), which included a release of Opsys Limited from its obligations under the lease by Sunnyside Development. Sunnyside contends that the Assignment and release never became effective or were voided. Opsys Limited believes that the Assignment effectively released it from liability under the lease, and therefore believes that the claim has no merit. Sunnyside has suggested that if it prevails on its claims against Opsys Limited, it will attempt to collect any judgment from Cambridge Display Technology, Inc. under a successor liability theory. The Company believes that any such claim would be without merit.

The trial of Sunnyside Development Company LLC v. Opsys Limited started on February 21, 2007, and is expected to conclude in early March 2007

Commitments

The Company leases land and buildings under operating leases in which it currently conducts its business. The leases expire between July 2008 and July 2014, and can be renewed by negotiation. Future minimum lease commitments are as follows:

	(in thousands)
Year ended December 31:	
2007	$ 788
2008	745
2009	703
2010	703
2011	507
Thereafter	1,105
	$4,551

Rent expense for the each of the years ended December 31, 2006, 2005 and 2004 were $0.6 million, $0.6 million and $0.7 million, respectively.

At December 31, 2006 and 2005 the Company had contracted for capital expenditures of approximately $0.2 million and $0.1 million, respectively, which are not reflected in the accompanying consolidated financial statements.

At December 31, 2006 and 2005 the Company had contracted for University-sponsored research expenditures of approximately $0.5 million and $2.1 million, respectively, which are not reflected in the accompanying consolidated financial statements.

The Company will provide 50% of the equity funding of the joint venture, Sumation, which was $8.0 million in the year ended December 31, 2006. During this time, the joint venture has funded certain R&D activities in the Company and that funding has exceeded $8.5 million over the same period. Sumation is currently loss making and the joint venture agreement includes provision for Sumation to request additional funding from the Company in future periods.

In December 2006, the Company entered into an Asset Purchase Agreement with Next Sierra, Inc. and certain of its shareholders named therein, pursuant to which the Company agreed to purchase, in January 2007, substantially all of the assets of Next Sierra, a Mountain View, California-based hardware developer that specializes in designing light-emitting diode display driver chips. The Company accepted assignments of a building lease and certain software license contracts in conjunction with this transaction but generally did not assume responsibility for any other liabilities of Next Sierra. The aggregate consideration payable by the Company is 285,510 shares of the Company's common stock, payable in three installments. The first installment of 28,551 shares was issued on January 3, 2007 and the Company is required to deliver the second and third installments upon the completion of certain milestones as provided in the Agreement. Pursuant to the Agreement, the Company has agreed to file a registration statement with the SEC covering the resale of the shares delivered to Next Sierra and to use its commercially reasonable efforts to cause the registration statement to become effective no later than 100 days after the closing date (subject to a 60-day extension if it is reviewed by the SEC).

14. Segments

The Company reports segment data in accordance with the provisions of SFAS No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 requires companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. According to these criteria, the Company has only operated a single business segment for the years ended December 31, 2004, 2005 and 2006.

15. Related Party Transactions

Litrex

The following table summarizes transactions with Litrex, in which the Company held a 50% equity stake until November 4, 2005.

Litrex related party transactions	to November 4, 2005	2004
	(in thousands)	
Ink jet printing systems	$2,126	$3,630
Other printing related equipment	118	102
Services provided by Litrex	109	132
Services provided to Litrex	$ 249	$ 344

. In addition to the amounts shown above, the Company advanced to Litrex loans of $2 million, in the aggregate, of which $0.3 million was recharacterized as a deposit for an ink jet printing systems. The remaining $1.7 million, plus interest, was treated as an investment in affiliates and was repaid in November 2005.

Sumation

The following table summarizes transactions with Sumation, in which the Company has held a 50% equity stake since November 2005.

Sumation related party transactions	2006	2005
	(in thousands)	
Equity investments in Sumation	$ 8,472	$1,460
Research services paid by Sumation *	$10,546	$1,078
Intellectual property rights sold to Sumation	$ 1,400	$1,000
Polymer materials purchased from Sumation	$ 689	$ 52

* includes $2,109 paid in 2006 for services to be delivered in 2007

Other

In February 2006, the Company acquired intellectual property from a third party for $1.4 million and immediately sold this intellectual property to Sumation. In November 2005, the Company charged Sumation $1 million for licenses, to be paid in April 2007. The Company has also made equity investments in Sumation as described above.

Kelso is party to a consulting agreement with the Company pursuant to which it agrees to provide such specific consulting services as the Company may request and the Company agrees to indemnify it from and against any claims, losses and expenses it may incur in connection with its investment in the Company or its provision of services to the Company under this agreement or its being a controlling person of the Company, except as may be finally judicially determined to result from gross negligence or intentional misconduct on its part. Under the terms of this agreement, if Kelso provides consulting services specifically requested by the Company out of the ordinary course of business to it, the Company and Kelso will negotiate a mutually acceptable advisory fee. The term of the Company's consulting agreements with Kelso ends on the date on which Kelso (and its affiliates) cease to own any shares of the Company's common stock. In connection with this agreement, Kelso may receive consulting fees from the Company and is entitled to receive reimbursement of certain out-of-pocket fees and expenses incurred in connection with its investment in the Company. No such consulting fees have been paid to Kelso. The Company paid Kelso expense reimbursements in the aggregate of $23 thousand, $8 thousand and $20 thousand respectively, for 2006, 2005 and 2004.

The Company paid Hillman, who ceased to be a shareholder in July 2006, expense reimbursements in the aggregate of zero, zero and zero for 2006, 2005 and 2004.

16. Subsequent Events

In January 2007, the Company issued 120,150 stock options to certain of its employees.

As described in Note 13, the Company acquired the assets of Next Sierra in January 2007.

In February 2007, the Company issued 54,258 restricted stock units to officers and other employees in lieu of annual cash bonuses, which give such employees the right to the same number of tradable shares of the Company's common stock in January 2008. In February 2007, the Company issued 697,000 restricted stock units to officers and other employees as long term incentive awards, which give such employees the right to the same number of tradable shares of the Company's common stock in 2009, provided that the employees remain employed by the Company until December 31, 2008.

17. Quarterly Data (Unaudited)

	Quarter ended March 31, 2006	Quarter ended June 30, 2006	Quarter ended September 30, 2006	Quarter ended December 31, 2006
	(in thousands, except for per share amounts)			
Operating revenues:	$ 1,035	$ 2,697	$ 925	$ 3,279
Gross profit	660	2,405	407	1,430
Loss from operations	(6,799)	(4,805)	(8,326)	(5,676)
Net loss	(7,633)	(4,972)	(9,637)	(5,291)
Net loss per common share, basis and diluted	$ (0.36)	$ (0.23)	$ (0.45)	$ (0.25)
Weighted average number of common shares outstanding	21,483	21,483	21,483	21,496

	Quarter ended March 31, 2005	Quarter ended June 30, 2005	Quarter ended September 30, 2005	Quarter ended December 31, 2005
	(in thousands, except for per share amounts)			
Operating revenues	$ 1,561	$ 2,671	$ 6,565	$ 7,296
Gross profit	1,085	2,011	2,892	2,380
Loss from operations	(7,315)	(6,926)	(7,432)	(5,094)
Net (loss)/profit	(8,669)	(6,709)	(8,591)	10,154
Net (loss)/profit per common share, basic and diluted	$ (0.44)	$ (0.34)	$ (0.44)	$ 0.51
Weighted average number of common shares outstanding	19,485	19,485	19,485	19,713

CDT Stock Price Performance Graph

The following Performance Graph compares the cumulative total stockholder return for our common stock, the total return index for the Nasdaq Electronic Components Securities, or the Industry Group Index, and the total return index for the Nasdaq Stock Market, or the Nasdaq Composite Index. The Performance Graph assumes that $100 was invested beginning on the first date of trading on December 16, 2004 after our initial public offering, based on the closing price of our common stock on that day, in each of our common stock and the indices. Total return performance for the Industry Group Index and the Nasdaq Composite Index is weighted based on the market capitalization of the companies included in each index and assumes that dividends are reinvested. During the period ended December 31, 2006, we did not declare or pay any dividends on our common stock. The stockholder return shown on the graph below is not necessarily indicative of future performance.


CDT STOCK PRICE PERFORMANCE GRAPH
DOLLARS
150
125
100
75
50
25
0
12/16/04
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06
CAMBRIDGE DISPLAY TECHNOLOGY, INC.
INDUSTRY GROUP INDEX
NASDAQ COMPOSITE INDEX

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Cambridge Display Technology, Inc.

Board of Directors

Dr. David Fyfe
Chairman and Chief Executive Officer

Frank K. Bynum, Jr.
Managing Director, Kelso & Company

Joseph Carr
Consultant

Thomas G. Rosencrants
CEO, JVS Industries LLC

Malcolm Thompson
President, M.J.T. Associates.

Executive Officers

Dr. David Fyfe
Chairman and Chief Executive Officer

Michael Black
Chief Financial Officer

Dr. Jeremy Burroughes
Chief Technical Officer

Ian Chao
Vice President, Commercial

Dr. Scott Brown
Vice President, Research

Jim Veninger
Vice President, Technology Development

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

Statements contained herein that are not historical facts are "forward-looking statements" and their presence may be indicated by words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "seek," "will" and "may," as well as the negative thereof and similar expressions. There can be no assurance that future developments affecting us and our subsidiaries will be those anticipated by management. Among the factors, risks and uncertainties that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements are the following: the outcomes of our ongoing and future research and development activities, as well as those of our licensees; our ability to form and continue strategic relationships with manufacturers of P-OLED materials and displays; the successful commercialization of products that include our P-OLED technology by our licensees; the willingness of our manufacturers and licensees to continue to develop, manufacture and sell commercial products integrating our technology; the future demand for products using our P-OLED technology; the comparative advantages and disadvantages of any competing technologies; our ability to maintain and improve our competitive position following the expiration of our fundamental patents; the adequacy of protections afforded to us by the patents that we own or license and the cost to us of enforcing these patents; our ability to obtain, expand and maintain patent protection in the future and to protect our unpatentable intellectual property; developments in and expenses associated with resolving matters currently in litigation; and our future capital requirements and our ability to obtain additional financing when needed, which would affect our ability to continue the research, development and commercialization of our P-OLED technology and other related technologies and as a going concern. Readers should also consider the additional factors described under the captions "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in our 10-K and 10-Q reports filed with the SEC. Investors should not place undue reliance on such forward-looking statements and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



Cambridge Display Technology, Inc.

c/o Cambridge Display Technology Limited
2020 Cambourne Business Park
Cambridge
CB3 6DW
United Kingdom

Telephone: +44 (0)1954 713600
Fax: +44 (0)1954 713620
www.cdtltd.co.uk

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C|D|T

Cambridge Display Technology, Inc.
c/o Cambridge Display Technology Limited
2020 Cambourne Business Park
Cambridge CB23 6DW, United Kingdom
+44 (0) 1954 713600

May 1, 2007

Dear Stockholder:

You are cordially invited to attend our 2007 Annual Meeting of Stockholders. The Annual Meeting will be held at 3:00 p.m., Eastern Daylight Time, on Tuesday, June 5, 2007, at the New York Marriott East Side Hotel (Whitney Room), 525 Lexington Avenue, New York, New York 10017.

The formal notice of the Annual Meeting and the Proxy Statement have been made a part of this invitation.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. After reading the Proxy Statement, please promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card in the enclosed postage-prepaid envelope. **Your shares cannot be voted unless you submit your proxy or attend the Annual Meeting in person.**

Our Board of Directors and management look forward to seeing you at the Annual Meeting.

Sincerely,

David Fyfe
Chief Executive Officer

Cambridge Display Technology, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 5, 2007

To our Stockholders:

Cambridge Display Technology, Inc. will hold its Annual Meeting of Stockholders at 3:00 p.m., Eastern Daylight Time, on Tuesday June 5, 2007, at the New York Marriott East Side Hotel (Whitney Room), 525 Lexington Avenue, New York, New York 10017.

We are holding the Annual Meeting:

- to elect five directors to serve until the 2008 Annual Meeting or until their successors are duly elected and qualified;
- to ratify the appointment of Ernst & Young LLP as our independent registered public accountants; and
- to transact such other business as may properly come before the Annual Meeting and any adjournments or postponements of the Annual Meeting.

Only stockholders of record at the close of business on April 17, 2007 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements of the Annual Meeting. For ten days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available at the Corporate Secretary's office, c/o Cambridge Display Technology Limited, 2020 Cambourne Business Park, Cambridge CB23 6DW, United Kingdom.

It is important that your shares are represented at the Annual Meeting. Even if you plan to attend the Annual Meeting, we hope that you will promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card. This will not limit your rights to attend or vote at the Annual Meeting.

By Order of our Board of Directors,



Hilary Charles
Corporate Secretary

Cambridge, United Kingdom
May 1, 2007

Table of Contents

Cambridge Display Technology, Inc.

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of Cambridge Display Technology, Inc., a Delaware corporation, or CDT, of proxies to be used at the 2007 Annual Meeting of Stockholders to be held at the New York Marriott East Side Hotel (Whitney Room), 525 Lexington Avenue, New York, New York 10017 at 3:00p.m., Eastern Daylight Time, on Tuesday June 5, 2007 and any adjournments or postponements thereof. This Proxy Statement and the accompanying form of proxy card are being mailed to stockholders on or about May 8, 2007. In this Proxy Statement, the terms "we," "us" and "our" refer to CDT, unless the context otherwise requires.

Appointment of Proxy Holders

Our Board of Directors asks you to appoint Dr. David Fyfe and Hilary Charles as your proxy holders to vote your shares at the 2007 Annual Meeting of Stockholders. You make this appointment by voting the enclosed proxy card using one of the voting methods described below.

If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by our Board of Directors.

Unless you otherwise indicate on the proxy card, you also authorize your proxy holders to vote your shares on any matters that were not known by our Board of Directors at the time this Proxy Statement was printed and, under our By-Laws, may be properly presented for action at the Annual Meeting.

Who Can Vote

Only stockholders who owned shares of our common stock at the close of business on April 17, 2007, the record date for the Annual Meeting, can vote at the Annual Meeting. As of the close of business on the record date, we had 21,630,703 shares of our common stock outstanding and entitled to vote. Each holder of our common stock is entitled to one vote for each share held as of the record date. There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting either in person or by mail as described below. Stockholders holding shares through a bank or broker should follow the voting instructions on the form of proxy card received.

You may vote by dating, signing and returning your proxy card in the enclosed postage-prepaid return envelope. Voting by mail will not limit your right to vote at the Annual Meeting, if you decide to attend in person. Our Board of Directors recommends that you vote by mail, as it is not practical for most stockholders to attend the Annual Meeting. If you hold shares through a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting.

If you submit your proxy, but do not mark your voting preference, the proxy holders will vote your shares **FOR** the election of the nominees for director and **FOR** the ratification of the appointment of independent registered public accountants.

Revocation of Proxies

Stockholders can revoke their proxies at any time in any of three ways before they are exercised:

- by voting in person at the Annual Meeting (if your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting);
- by submitting written notice of revocation to the Corporate Secretary prior to the Annual Meeting; or
- by submitting another proxy of a later date prior to the Annual Meeting that is properly executed.

Required Vote

Directors are elected by a plurality vote, which means that the five nominees receiving the most affirmative votes will be elected. All other matters submitted for stockholder approval require the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote.

A quorum, which is one-third of the outstanding shares as of April 17, 2007, must be present to hold the Annual Meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum. Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

If a broker indicates on the enclosed proxy card or its substitute that such broker does not have discretionary authority to vote on a particular matter (broker non-votes), those shares will be considered as present for purposes of determining the presence of a quorum but will not be treated as shares entitled to vote on that matter.

Solicitation of Proxies

CDT will pay the cost of printing and mailing proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and other employees by personal interview, telephone or facsimile. No additional compensation will be paid to these persons for solicitation. We will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Important

Please promptly vote and submit your proxy by signing, dating and returning the enclosed proxy card in the postage-prepaid return envelope so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

Directors and Nominees

Our By-Laws currently provide that the number of directors that shall constitute our entire Board of Directors shall be fixed from time to time by resolutions of our Board provided that such number shall not be less than three. We currently have authorized five directors. Therefore, at the Annual Meeting, five persons will be elected as members of our Board, each for a one-year term or until their successors are elected and qualified. The proxies given to the proxy holders will be voted or not voted as directed and, if no direction is given, will be voted FOR these five nominees. Our Board knows of no reason why any of these nominees should be unable or unwilling to serve. However, if for any reason any nominee should be unable or unwilling to serve, the proxies will be voted for any nominee designated by our Board to fill the vacancy.

General

Information with respect to each nominee to our Board of Directors is set forth below, including age, position (if any) with CDT, business experience during at least the past five years and directorships of other publicly owned corporations. Ages are as of April 15, 2007.

Name	Age	Position
Dr. David Fyfe	63	Chairman and Chief Executive Officer
Dr. Malcolm J. Thompson	61	Director
Frank K. Bynum, Jr.	44	Director
Joseph Carr	49	Director
Thomas Rosencrants	57	Director

Business Experience of Nominees

Dr. David Fyfe has served as the Chairman of our Board and our Chief Executive Officer since September 2000. From 1996 to 1999, Dr. Fyfe was the Chief Executive Officer of Harris Specialty Chemicals. Harris Specialty Chemicals was until March 1999 a privately held manufacturer and seller of construction products, operating principally in the United States and Western Europe. It sold products such as sealants, architectural coatings and expansion joints to construction distributors and contractors. Harris Specialty Chemicals was sold in 1999 to SKW GmbH of Germany, owned by E.ON AG, which became part of Degussa Construction Chemicals and which in turn, was acquired by BASF. Between 1999 and August 2000, Dr. Fyfe worked as an independent business consultant.

Dr. Malcolm J. Thompson has served as a member of our Board since November 2005. Dr. Thompson is currently serving as President of M.J.T Associates. Most recently he was, until 2005, the Chief Executive Officer of Vitex Systems, Inc., a company developing transparent barrier films for use in flat panel displays (FPD). He is also the Chairman of the board of directors of Photon Dynamics, Inc., a company that provides products in test, repair and inspection throughout FPD array, cell and module fabs to provide true yield management in FPD manufacturing lines. Previously Dr. Thompson was the Chief Executive Officer and President of each of Novalux, Inc. and dpiX and Chief Technologist at the Palo Alto Research Center (PARC), a subsidiary of Xerox Corporation.

Frank K. Bynum, Jr. has served as a member of our Board since 1999. Mr. Bynum is a Managing Director at Kelso & Company, a private equity firm, having joined Kelso in 1987. In addition, Mr. Bynum is a director of Custom Building Products, Inc., Endurance Business Media, Inc. and FairPoint Communications, Inc.

Joseph Carr has served as a member of our Board since March 2005. Mr. Carr was responsible for the Electronic Materials business of Dow Chemical from 1996 to 2001 when he was appointed Vice-President at Osram Opto Semiconductors with global responsibility for Osram's manufacture of Organic Light Emitting Diode (OLED) displays until March 2004. Since then he has been consulting at a strategic level for senior management clients in various high technology industries including electronics, consumer electronics and electronic materials.

Thomas Rosencrants has served as a member of our Board since November 2006. Mr. Rosencrants is currently the Chairman and Chief Executive Officer for Greystone Capital Group, LLC, a position he has held since April 1997 since founding the private equity partnership in 1997. Mr. Rosencrants also serves as director for certain portfolio companies, including the publicly traded CompuCredit Corporation (NasdaqGS: CCRT). Mr. Rosencrants has been a director of this Atlanta-based credit card company since 1999, and he also serves on its compensation committee and chairs its audit committee.

There are no family relationships among any of our directors or executive officers.

Vote Required

The five nominees for directors receiving the highest number of affirmative votes will be elected as directors. Unless marked to the contrary, proxies received will be voted "FOR" the nominees.

Our Board of Directors recommends a vote FOR the election of the nominees set forth above as directors of CDT.

Corporate Governance

Organization of Board

Our Board of Directors held 11 meetings during the fiscal year ended December 31, 2006 and each director, during the time that he was a director, attended at least 75% of the total regularly scheduled and special meetings of our Board and the committees on which he served. The rules and regulations of the Nasdaq Stock Market, or Nasdaq, and the Securities and Exchange Commission, or the SEC, require that a majority of our Board must be composed of members who meet the independence standards specified in these rules and regulations. We are currently in compliance with these independence standards. The independent directors meet in regularly scheduled executive sessions at in-person meetings of our Board without the participation of our Chairman and Chief Executive Officer or other members of management. All directors are encouraged to attend the Annual Meeting and four out of the five directors who were then members of our Board attended the 2006 Annual Meeting of Stockholders. Our Board has established an Audit Committee, in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, and a Compensation Committee. In August 2006, Mr. James Sandry, who had been the Chair of our Audit Committee and who our Board had determined to be an "audit committee financial expert" resigned from our Audit and Compensation Committees because he no longer fulfilled the independence requirements of Nasdaq. He resigned from our Board and was replaced on our Board and Audit and Compensation Committees by Mr. Rosencrants in November 2006. Our Board has determined that Mr. Rosencrants is an "audit committee financial expert" under the rules and regulations of the SEC. We believe that all of the members of each of the Audit Committee and the Compensation Committee meet the independence standards of Nasdaq and the rules and regulations of the SEC. Our Board has approved a charter for each of these committees, which can be found on our website at www.cdtltd.co.uk under the "Investors—Corporate Governance" heading.

Audit Committee

Number of Members:	Three
Members:	Joseph Carr Thomas Rosencrants, Chair and Financial Expert Dr. Malcolm J. Thompson
Number of meetings in 2006:	7
Functions:	The Audit Committee has responsibility for, among other things, selecting our independent auditors, reviewing and approving the scope of the independent auditors' audit activity and extent of non-audit services, reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal controls, reviewing with management and the independent accountants our financial statements and exercising general oversight of our financial reporting process, and reviewing litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

Compensation Committee

Number of Members:	Three
Members:	Joseph Carr Thomas Rosencrants Dr. Malcolm J. Thompson, Chair
Number of meetings in 2006:	5
Functions:	The purpose of the Compensation Committee is: (a) to discharge our Board's responsibilities relating to compensation of our executive officers; and (b) to prepare any report on executive compensation required by the rules and regulations of the SEC for inclusion in our proxy statements for the solicitation of proxies in connection with our annual meetings of stockholders.

Director Nominations

Our Board of Directors has not established a standing committee to nominate candidates for election as directors. Instead, our independent directors recommend, and our Board selects, the candidates that will be nominated to stand for election as directors at our annual meetings of stockholders and to fill vacancies in our Board as they arise. Our Board believes that this process is appropriate given the relatively small size of our Board and because each independent director already serves on both the Audit Committee and the Compensation Committee of our Board.

Our Board of Directors has as an objective that its membership be comprised of individuals who have distinguished records of leadership and success in their arena of activity and who will make substantial contributions to our Board's operations. The independent directors' assessment of candidates for membership on our Board includes, but is not limited to, consideration of:

- business experience;
- financial literacy;
- the current composition of our Board;
- the balance of management and non-management directors;
- the need for particular financial expertise, including with respect to service on the audit committee and qualification as an "audit committee financial expert" as that term is defined under Item 401(h) of Regulation S-K under the Securities Act of 1933;
- the need for particular technical or strategic expertise; and
- the evaluation of other prospective nominees.

In addition, our procedures for nominating directors contain provisions that address the process by which a stockholder may nominate an individual to stand for election to our Board of Directors at our annual meeting of stockholders. In order to nominate a candidate for director, a stockholder must do so in writing to our Corporate Secretary. This written submission must be delivered to us not fewer than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting and in any event at least 45 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders, provided that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date of the preceding year's annual meeting, the written submission to be timely must be so delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made. Information required by these procedures to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations thereunder.

When a vacancy occurs on our Board of Directors, members of our Board and our executive officers attempt to identify suitable candidates to fill the vacancy, including any candidates who have been proposed by our stockholders. We may engage third parties to assist in identifying suitable candidates and, in 2006, we paid a fee to Solomon Edwards Group, a financial consulting firm, to assist us in identifying candidates to replace Mr. Sandry. The independent directors interview candidates which they deem to be potentially suitable and, based on the criteria listed above, recommend a preferred candidate for approval by our Board.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our these procedures and must be addressed to:

Corporate Secretary
Cambridge Display Technology, Inc.
c/o Cambridge Display Technology Limited
2020 Cambourne Business Park, Cambridge CB23 6DW
United Kingdom

Our procedures for director nominations are available on our website at www.cdtltd.co.uk under the "Investors—Corporate Governance" heading.

Communications with Board

Our Board of Directors has a process for stockholders to send communications to directors. If you wish to communicate with our Board, you may send your communication in writing to: Hilary Charles, Corporate Secretary, Cambridge Display Technology, Inc., c/o Cambridge Display Technology Limited, 2020 Cambourne Business Park, Cambridge CB23 6DW, United Kingdom. You must include your name and address in the written communication and indicate whether or not you are a stockholder of CDT. Hilary Charles will review any communication received from a stockholder, and all material communications from stockholders will be forwarded to the appropriate director or directors or committee of our Board based on the subject matter.

Compensation of Directors

We reimburse directors for expenses incurred in attending meetings of our Board of Directors and committees thereof. Each of our directors who is neither one of our employees nor affiliated with our principal stockholder, also receives an annual fee of $50,000 for serving as a director and an additional fee of $3,000 for each day in which the director participates in meetings of our Board or any committee thereof. Each of our non-employee and non-affiliated directors also receives an annual fee of $10,000 for each committee of our Board on which such director serves, and the Chair of the Audit Committee receives an annual fee of up to $25,000 for serving this role.

Director Compensation Table for 2006

The following table sets forth the compensation paid to or earned by each of our non-employee and non-affiliated directors during 2006

Name & Principal Position	Fees Earned or Paid in Cash ($)	All Other Compensation $	Option Awards ($) (2)	Total ($)
Malcolm Thompson	94,000		33,443	127,443
Joe Carr	91,000		23,119	114,119
James Sandry (1)	87,542	3,000	2,114	92,656
Tom Rosencrants (1)	17,167		2,368	19,535

(1) Mr. Sandry was replaced by Mr. Rosencrants in November 2006. On November 10, 2006, we granted to Mr. Rosencrants options with respect to 15,000 shares of our common stock under our 2004 Stock Incentive Plan. These options will vest in three equal annual installments, beginning on the first anniversary of their grant date.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 for the fair value of stock options granted to Mr. Rosencrants in 2006, as well as grants made to each non-employee and non-affiliated director in prior years, using the assumptions set forth in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006. For purposes of this table, we have disregarded any estimate of forfeitures of options related to service-based vesting conditions. At December 31, 2006, the aggregate number of options awards outstanding for each non-affiliated and non-employee director was 15,000 for Mr. Thompson, Mr. Carr and Mr. Rosencrants and 5,000 for our former director, Mr. Sandry.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee of our Board of Directors has served as one of our officers or employees at any time. None of our executive officers has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who has served as a member of our Board or the Compensation Committee.

EXECUTIVE OFFICERS

Our executive officers, as well as our key employees, are set forth below, with ages as of April 15, 2007.

Name	Age	Position
Dr. David Fyfe	63	Chairman and Chief Executive Officer
Michael Black	41	Chief Financial Officer
Jim Veninger	45	Vice-President, Technology Development
Dr. Jeremy Burroughes	46	Chief Technical Officer
Dr. Scott Brown	44	Vice-President, Research
Ian Chao	44	Vice-President, Commercial
Emma Jones	39	Vice-President, Human Resources and Facilities
Hilary Charles	42	General Counsel

Set forth below is information concerning the business experience of those of our executive officers and key employees who are not also directors:

Executive Officers

Michael Black has served as our Chief Financial Officer from March 2007 and was previously our Vice-President Finance from June 2004 and our Financial Planning and Analysis Manager from June 2002. From October 1991 to March 2002, Mr. Black held various positions in the European Headquarters of DuPont Pharmaceuticals, most recently as Director of Financial and Business Analysis.

Jim Veninger has served as our Vice-President, Technology Development since November 2006. Mr. Veninger previously served in various senior management and executive roles at Philips. Most recently, he served as Vice-President of Operational Excellence for Philips Semiconductors Division and from 2002 to 2005 as Vice-President and General Manager of its Emerging Display Technologies division, the Philips entity responsible for the OLED and E-Ink displays businesses.

Dr. Jeremy Burroughes has served as our Chief Technical Officer since January 2002 and was one of the three original inventors of P-OLED technology. Dr. Burroughes joined us in 1997 to manage the new research group and held the positions of Technical Director from June 1998 to November 2000 and Product Business Unit Director from November 2000 to December 2001.

Dr. Scott Brown has served as our Vice-President, Research since May 2002. Prior to joining us, Dr. Brown held a variety of management positions within the Research & Development division at Dow Corning between 1987 and 2002, ultimately serving as Global R&D Director of the electronics business. Dr. Brown has, since September 2005, been Executive Vice-President of Sumation, our 50/50 joint venture with Sumitomo Chemical Company of Japan and, from September 2005 to December 2006, he was seconded to Sumation's office in Japan.

Ian Chao has served as our Vice-President, Commercial since March 2007 and was previously Vice-President Business Development from July 2003. Prior to joining us, Mr. Chao was General Manager for Applied Materials's Asia Chemical Mechanical Polishing Group, where he was responsible for managing all of the group's business development activities

Key Employees

Emma Jones has served as our Vice-President, Human Resources and Facilities since 2001. Prior to joining us, Ms. Jones was head of Human Resources at Amgen Limited, where she was responsible for the management of the Human Resources function for the U. K. subsidiary of Amgen Inc., a United States bio-pharmaceutical company.

Hilary Charles has served as our General Counsel since April 2006. Prior to joining us, Ms. Charles served as general counsel for nCipher, a Cambridge-U. K. based technology company prior to which she served in senior legal counsel roles at ARM Holdings plc and at Abbey National Bank plc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Program Objectives

We believe that the compensation offered to our executive officers should encourage the creation of stockholder value and the achievement of strategic corporate objectives, should attract and retain experienced, skilled and dedicated executives on a long-term basis, reward past performance and provide incentives for future performance.

It is our philosophy to align the interests of stockholders and management by integrating compensation with our annual and long-term corporate objectives.

In order to attract and retain the most qualified, skilled and dedicated employees, we aim to offer a total compensation package which is competitive with the packages offered by other technology companies from broadly similar industry backgrounds. In making comparisons with other such companies, we take into account relative company size and complexity, performance and geographic location as well as individual responsibilities and performance.

The basic elements of the compensation program for our executive officers consist of base salary, annual incentive bonus opportunity and long-term equity-based incentive compensation.

The compensation and benefits for our executive officers have, as a primary purpose, our need to attract, engage and retain the highly skilled and experienced individuals required to enable us to succeed in a complex and technically challenging business environment.

As discussed below, we participate in salary and compensation surveys in order to provide us with comparative market data for executive compensation. Given our size and because we do not believe it would be cost-effective, we do not use external advisors to design our executive compensation plans.

We do not generally include specific terms in our compensation arrangements related to change in control or termination of employment. Exceptions to this are the employment agreement with our Chief Executive Officer and specific arrangement made with other executive officers upon termination of employment. Our executive officers have notice periods of 12 months specified in their employment agreement, in line with common United Kingdom practice. Our stock compensation plans include provision for accelerated vesting on change in control.

Base Salary and Benefits

Base salary and benefits are designed to be competitive and to enable us to attract and retain executive officers in a competitive market.

The Compensation Committee of our Board of Directors reviews salaries on an annual basis, considering the recommendations by our Chief Executive Officer for our executive officers other than our Chief Executive Officer. The salary for our Chief Executive Officer is determined by our Board upon recommendation from the Compensation Committee.

The Compensation Committee sets the salary level of each executive officer on a case by case basis, taking into account the executive officer's level of responsibilities, experience and performance. The Compensation Committee also considers market information and the base salaries and other incentives paid to executive officers of similar and competitor companies. Our Human Resources department obtains this information and assists the Compensation Committee in its interpretation.

Our Chief Executive Officer meets with each executive officer to discuss his performance at the end of each year and then discusses his performance evaluation with the Human Resources department prior to making recommendations to the Compensation Committee on base salary adjustments for executive officers other than our Chief Executive Officer. Our Chief Executive Officer may, from time to time, recommend to the Compensation Committee base salary adjustments to recognize promotions, outstanding individual performance or changes to the role and responsibilities of each of our executive officers.

Executive officers are eligible to participate in benefit plans available to the wider employee group which may include medical, dental, vision, retirement plans, disability plans and life insurance at levels offered to employees in their specific geographic location. Benefit plans are country and geographic region specific and are formulated in line with common practice in each country. We do not operate separate executive benefit plans in these areas, save for the special pension provision for Dr. Fyfe which is described under "Employment Agreements and Potential Payments Upon Termination or Change in Control" below.

Annual Incentive Compensation

Annual bonus payments awarded under our Annual Incentive Plan provide annual performance based compensation and are intended to focus efforts on ensuring the achievement of corporate, functional and individual objectives each year. We believe that a significant portion of executive compensation should be contingent upon individual performance and contribution to our success in meeting corporate objectives. We currently give a weighting of approximately 60% to individual performance, including the performance of the function managed by the executive officer concerned, and approximately 40% to corporate performance. The Annual Incentive Program is linked to key goals and closely ties annual incentive opportunities to individual performance.

Annual goals and objectives are established by the Compensation Committee for each member of the executive team, in consultation with our Chief Executive Officer. Each executive officer's maximum bonus opportunity is defined as a percentage of the executive officers' annual base salary.

Our Chief Executive Officer's target bonus was 65% of his annual base salary for 2006 and the target bonus for our other executive officers was 35% of their annual base salary, or a pro rata amount for executive officers who had served in that capacity for only part of the year. These bonus targets were derived in part from market survey data and by the Compensation Committee's judgment on internal equity of the positions.

The annual incentive program includes minimum performance thresholds required to earn any incentive compensation, as well as maximum payouts geared towards reaching extraordinary performance. Awards can be made in the range of 0% of target to 100% of target.

The Compensation Committee determines the weighting of the goals each year based upon recommendations from our Chief Executive Officer. For 2006, the Compensation Committee weighted the goals for revenue targets at 20% and cash management at 20%. The Compensation Committee determined that revenue generation and cash management were key factors in driving stockholder value, in determining technical and commercial progress and in focusing on effective cost control and internal management of the business. In addition, each of our executive officers had specific goals and objectives related to achievement in his respective business and functional areas.

Bonuses paid for fiscal year 2006 were determined on a case by case basis, based upon individual performance and achievement against objectives, including achievement by us against our revenue and cash management objectives. Our Chief Executive Officer discussed each executive officer's performance against objectives for 2006 and made recommendations to the Compensation Committee of each executive officer's level of achievement against his goals and objectives. The goals and objectives were established and documented in alignment with our overall strategic and business objectives. Our Chief Executive Officer was involved in final decisions on bonus awards for our executive officers other than our Chief Executive Officer. The

Compensation Committee discussed and recommended the bonus levels for all our executive officers, including our Chief Executive Officer to our Board of Directors and these bonuses were approved by our Board.

In order to conserve cash, the Compensation Committee determined that all bonus awards for 2006 be made up of 50% cash awards and 50% restricted stock units, rather than all cash as in previous years. The cash component of the bonus awards for fiscal year 2006 was paid in January 2007. Awards of restricted stock units in respect of bonus awards for fiscal year 2006 were granted in January 2007 and vested upon grant. These awards become exercisable on January 2, 2008. The basis for the determination of stock units awarded was the average stock price in the bonus year thereby aligning the performance bonus period and the stock performance period.

In order to minimize uncertainty for us relating to future U. K. social security payments, which would be due upon issuance of stock pursuant to restricted stock unit agreements, liability for all U. K. employer social security payments due to the tax authorities under U. K. social security regulations was transferred from the employer to the U. K. employees (as allowable under U. K. legislation). In order to compensate U. K. employees for accepting the burden of U. K. employer social security costs, the number of restricted stock units was increased by an additional 15% to cover the employer social security costs which our U. K. employees are required to bear.

The bonus awards made to each named executive officer ranged from 65% to 80% of the maximum amount payable, dependent upon each executive officer's individual performance against an agreed set of objectives, which included corporate revenue and cash management targets for all of our executive officers in addition to key goals in relation to each executive officer's specific functional area. None of our executive officers received more than 80% of target because, while our cash management objective was met, our revenue objective was not met.

The Compensation Committee believed that the targets for our executive officers were significant and challenging as, in additional to revenue and cash management targets, they included objectives to:

- achieve significant technical progress in materials lifetime and other key technical areas;
- achieve significant commercial progress in a difficult business environment;
- implement cost saving initiatives across general and administrative functions whilst maintaining investment in core research and development activities;
- bring the discipline required to drive process change where required to ensure regulatory compliance as a public company;
- define a business plan to drive our Total Matrix Addressing ™ (TMA™) technology forward, to establish strong leadership at our Technology Development Centre; and
- successfully develop our Sumation joint venture.

The Compensation Committee determined that significant achievements against these objectives were made by our executive officers and the levels of bonuses paid reflected these achievements.

Long-Term Incentive Compensation

The Compensation Committee believes that providing our executive officers, who have responsibility for our long-term management and growth, with an opportunity to increase their ownership of our common stock, aligns the interests of our executive officers with those of our stockholders. Accordingly, the Compensation Committee, when reviewing executive compensation, also considers stock awards, as appropriate.

The Compensation Committee believes equity-based incentive compensation aligns executive and shareholder interests because (1) the use of a multi-year vesting schedule for equity awards encourages executive retention and emphasizes long-term growth, and (2) paying a significant portion of management's compensation in equity provides management with a powerful incentive to increase stockholder value over the long term.

The Compensation Committee determines the number of shares underlying each award based upon an executive officer's and our performance, the executive officer's role and responsibilities, the executive officer's base salary and comparison with comparable awards to individuals in similar positions in the industry.

To date, the Compensation Committee has determined that awards to our executive officers should be restricted stock unit awards rather than stock option awards. This determination is subject to review in future years. Proposed awards of restricted stock units to executive officers and their terms are normally recommended by our Chief Executive Officer to the Compensation Committee. The Compensation Committee then reviews and discusses such proposals, taking advice from the Human Resources department with regard to market comparisons, including consideration of all elements of compensation, before making a final recommendation for approval by our Board.

Executive Retention—2007 Compensation Actions

In February 2007, we awarded restricted stock units to the executive officers in order to secure the retention and stability of the executive team over the next two years. Restricted stock units issued pursuant to our Special Bonus Plan will become fully vested during 2007 and the Compensation Committee determined that new incentive arrangements needed to be put in place well in advance, in order to provide continuity of incentive. These awards were made under the rules of our 2004 Stock Incentive Plan.

The following table summarizes these awards of restricted stock units for our executive officers. Since these awards were made in 2007, they are not included in the executive compensation tables below:

	Restricted Stock Units
David Fyfe	140,000
SB Cha	80,000
Michael Black (1)	80,000
Jeremy Burroughes	80,000
Scott Brown	80,000
Jim Veninger	80,000
Ian Chao	80,000

(1) Mr. Black was initially granted 60,000 units, but this was increased to 80,000 units upon his appointment as our Chief Financial Officer in March 2007

An award of 60,000 restricted stock units was also made to Ms. Jones.

After vesting in full on December 31, 2008, the restricted stock units will be settled in unrestricted shares of our common stock in five equal installments on the 15th day of January, February, March, April and May 2009 respectively. If an award holder is no longer employed by us for any reason on December 31, 2008, his or her restricted stock units will be forfeited in their entirety.

By accepting these restricted stock units those of our executive officers employed in the U. K. agreed to enter into a joint election, pursuant to which they agreed to assume the liability to pay for the whole of the employer's U. K. social security payments arising in respect of the acquisition of shares of our common stock following pursuant to the restricted stock unit agreements.

The restricted stock unit agreements include customary provisions for accelerated vesting in the event of a change in control.

Special Bonus Plan

The Compensation Committee believes that compensation should encourage the achievement of strategic corporate objectives by attracting, and retaining on a long term basis, qualified, skilled and dedicated employees. The Compensation Committee also believes that past performance should be rewarded and incentives for future performance should be provided.

It was for these reasons that, in 2004, the Compensation Committee approved our Special Bonus Plan. The Special Bonus Plan was intended to recognize and reward employees for the significant technical and commercial achievements, culminating in our successful initial public offering in December 2004. It was also intended to retain and engage employees for the future.

The awards of restricted stock units made under the Special Bonus Plan vest in three equal tranches in December 2005, December 2006 and December 2007.

The Special Bonus Plan includes customary provisions for accelerated vesting in the event of a change in control and also provision for accelerated vesting in the event that Kelso, our largest stockholder, sells in excess of 25% of its stockholding.

Compensation Benchmarking Relative to Market

We participate in a number of compensation surveys and use this data to benchmark executive compensation levels against companies of a similar size and complexity that have executive positions with similar responsibilities and scope in the geographic location pertinent to each executive. We participate in market surveys of Radford International (AON), Alan Jones Executive and New Bridge Street Consulting. These surveys primarily cover companies in similar and technical environments to ourselves. The names of the other participating companies whose data is used in generating comparative market data for each executive officer position are not disclosed to us.

The Compensation Committee reviews compensation data taken from these surveys to assist in the analysis and comparison of each element of compensation to ensure that our total compensation packages for our executive officers is competitive and will support the attraction and retention of our executive officers. The allocation of compensation between base salary, cash and stock bonuses and long-term stock incentives is made based on this market data. In addition to survey data, the Compensation Committee also considers our executive officers' level of responsibility, experience and leadership qualities, as well as our performance and success in achieving business results.

The Compensation Committee targets the median base salary level of the market survey data for all employees. However, our executive officers can be remunerated above the median and at the upper end of any compensation element dependent upon their individual skills, experience and performance.

Executive officers are eligible to participate in our Annual Incentive Plan. The goals and objectives for executive officers are targeted to pay out at the median of the market survey data but are dependent upon our cash position. In order to conserve cash, the Compensation Committee emphasizes longer term and stock-based incentives as a means for attracting and retaining talent, rather than shorter term and cash-based incentives.

We believe that information regarding pay practices across the industry and in other companies is beneficial and relevant and, as such, our Human Resources department supplements formal market survey data by maintaining links with executive recruitment organizations to ensure that our compensation practices remain competitive in the market and allow us to continue to attract and retain the high caliber executive officers needed to ensure future success. Market survey data is one of the many factors that we consider in assessing appropriate levels of compensation for our executive officers.

Certain Tax and Accounting Considerations

Nonqualified Deferred Compensation. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. We believe that we have been operating in good faith compliance with the statutory provisions which were effective January 1, 2005 for our U. S.-based executive officers. Final regulations interpreting the statutory provisions were issued effective as of April 17, 2007. We are reviewing our current practices to ensure that they conform to the final regulations.

Accounting for Stock-Based Compensation. Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of Financial Accounting Standards Board's Statement of Financial Accounting Standards123(revised 2004), "Share-Based Payments" (SFAS 123(R)). This has not materially affected the Compensation Committee's determination of stock-based compensation for our executive officers since such compensation is in the form of restricted stock units for which the accounting treatment did not change materially as a result of the implementation of SFAS 123(R).

Deductibility of Executive Compensation. As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct base compensation of more than $1,000,000 that is paid to certain individuals. We believe that compensation for our U. S. executive officers will be generally fully deductible for federal income tax purposes. None of our executive officers has a base salary in excess of $1,000,000.

Stock Options

Stock options were awarded to Mr. Black in 2006, prior to his promotion as our Chief Financial Officer. We do not currently grant stock options to our executive officers.

Timing of and Modifications to Stock and Option Awards

We do not have any plan, practice or policy to time the grant of stock or option awards with the release of non-public information. We generally issue stock option awards on the first working day of each year, or in conjunction with the hiring or promotion of individuals. Restricted stock unit awards made in settlement of annual bonuses are issued during the first two months of each year. Restricted stock units have been used for longer term incentives in part because the timing of the issue of such awards is less sensitive than would be the case with stock option awards.

We have not issued any stock or option awards with performance conditions. We have, in circumstances related to the termination of employment or in relation to overseas assignments, modified the terms of certain stock awards as is described under "Employment Agreements and Potential Payments Upon Termination or Change in Control" below.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" above with management and, based on such review and discussion, has recommended to the Board that it be included in this Proxy Statement.

Respectfully submitted on April 29, 2007, by the members of the Compensation Committee of the Board:

Dr. Malcolm J. Thompson, Chairman
Joseph Carr
Thomas Rosencrants

Summary Compensation Table for 2006

The following table sets forth the compensation earned by our Chief Executive Officer, our Chief Financial Officer, our former Chief Financial Officer and each of our other four most highly compensated executive officers (each, a named executive officer) for 2006.

Name & Principal Position	Year	Salary ($) (1)	Bonus ($) (1) (3)	Stock Awards ($)(6)	Option Awards ($)(7)	All other Compensation ($) (1) (2)	Total ($)
Dr. David Fyfe Chief Executive Officer	2006	480,690	162,479	86,151	—	105,066	834,386
Michael Black (4) Chief Financial Officer	2006	175,822	22,943	62,025	54,824	8,791	324,405
Daniel Abrams (5) Chief Financial Officer	2006	167,168	—	—	—	207,743	374,911
Dr. Scott Brown Vice-President, Research	2006	302,503	121,661	620,732	—	280,341	1,325,237
Dr. Jeremy Burroughes Chief Technology Officer	2006	293,436	41,259	622,496	—	14,672	971,863
Dr. SB Cha Vice-President Commercial	2006	279,316	39,200	659,980	—	225,943	1,204,439
Stephen Chandler Vice-President, Legal & Intellectual Property	2006	368,379	89,780	818,187	—	18,419	1,294,765

(1) Payments to and for Mr. Abrams, Mr Black, Dr. Brown, Dr. Burroughes and Mr. Chandler and certain payments to and for Dr. Fyfe and Dr. Cha were made in British pounds. Certain payments made on behalf of Dr. Brown and Dr. Cha were made in Japanese Yen. Foreign currency payments are converted to U.S. dollars at the exchange rate for the date on which each transaction was recorded in our financial statements as published by the Financial Times of London.

(2) Amounts in this column include amounts contributed by the named executive to the executive's 401(k) account, in the case of Dr. Fyfe and Dr. Cha, and to the executive's defined contribution pension accounts, in the case of all other named executives with the exception of: (a) payments for Dr. Fyfe of $75,190 in relation to tax advice and $5,841 for family travel in relation to the termination of his overseas assignment; (b) a payment of $199,384 to Mr. Abrams in connection with the termination of his employment; (c) payments of $265,226 to Dr. Brown in relation to his overseas assignment to Japan comprising $112,479 foreign taxes, $83,485 accommodation costs, $34,437 overseas allowance, $25,076 family travel and $9,749 other assignment related costs and (d) payments of $213,311 for Dr. Cha in relation to his overseas assignment to Japan comprising $90,652 accommodation costs, $87,164 foreign taxes, $30,494 foreign taxes and $5,000 other assignment related costs.

(3) Amounts in this column represent payments made pursuant to our Annual Incentive Plan. These bonus amounts were earned in 2006, but paid in 2007.

(4) Mr. Black was our Vice-President, Finance, and Principal Financial Officer from July 2006 and was appointed Chief Financial Officer in March 2007

(5) Mr. Abrams employment as our Chief Financial Officer was terminated in June 2006.

(6) The assumptions used in valuing restricted stock units are set forth in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, except that, for purposes of this table, we have disregarded any estimate of forfeitures of restricted stock units related to service-based vesting conditions. In fact, no restricted stock units were forfeited in 2006.

(7) The assumptions used in valuing stock options are set forth in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, except that, for purposes of this table, we have disregarded any estimate of forfeitures of options related to service-based vesting conditions.

Grants of Plan Based Awards Table for 2006

The following table sets forth awards of stock and options made to our named executive officers in 2006.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards
Michael Black . . . . Chief Financial Officer	January 3, 2006		10,000	8.21	44,800

Mr. Black's award of 10,000 stock options in January 2006 was made prior to his appointment as an executive officer. This award will vest in three equal annual installments, subject to accelerated vesting in the event of a change in control and subject to Mr. Black's continuing employment with the Company.

Outstanding Equity Awards Table at December 31, 2006

The following table sets forth awards of stock and options to our named executive officers which were outstanding at December 31, 2006.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration date (f)	Number of Shares or Units of stock That have not Vested (#) (g) (2)	Market Value of Shares or Units of stock That have not Vested ($) (h)
Dr. David Fyfe Chief Executive Officer						
Michael Black (1) Chief Financial Officer	3,222	1,610	12.00	Dec 15,2014		
	3,446	1,722	11.18	Dec 21,2014		
	2,500	5,000	8.55	Jun 3,2015		
	—	10,000	8.21	Jan 3,2016		
	1,951	3,901	27.60	Jan 1, 2013		
	2,926	4,876	27.60	Aug 1,2014	4,217	30,109
Dr. Scott Brown Vice-President, Research					48,000	342,720
Dr. Jeremy Burroughes Chief Technology Officer					48,000	342,720
Dr. SB Cha Vice-President Commercial					48,000	342,720
Stephen Chandler Vice-President, Legal & Intellectual Property					48,000	342,720

(1) Mr. Black's share options will vest as follows:
- all unvested options at $12.00 will vest on December 15, 2007
- all unvested options at $11.18 will vest on December 21, 2007
- of the unvested options at $8.55, half will vest on June 3, 2007 and the remainder will vest on June 3, 2008
- of the options at $8.21, one third will vest on each of January 3, 2007, January 3, 2008 and January 3, 2009
- of the unvested options at $27.60, 975 will vest on August 1, 2007 and the remainder will only vest if Kelso sells more than 25% of its shares at a price which represents a 30% annual internal rate of return since their initial investment at $17.60 per share in July 1999

(2) All the stock awards listed will vest on December 22, 2007, or earlier if Kelso sells 25% of its shares. Dr. Cha's shares will be issued one year after vesting. Shares for our other executive officers will be issued once the average daily trading volume of our common stock over a three month period exceeds 200,000 or in November 2009. All stock unit awards will vest and shares will be issued in the event of a change in control. The award for Dr. Cha has special vesting conditions which are described under "Employment Agreements and Potential Payments Upon Termination or Change in Control" below.

Option Exercises and Stock Vested Table for 2006

The following table sets forth awards of stock and options to our named executive officers which vested in 2006.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Black Chief Financial Officer	4,217	21,836
Dr. Scott Brown Vice-President, Research	48,000	264,480
Dr. Jeremy Burroughes Chief Technology Officer	48,000	264,480
Dr. SB Cha Vice-President Commercial	48,000	264,480
Stephen Chandler Vice-President, Legal & Intellectual Property	48,000	264,480

All the stock awards listed vested on December 22, 2006 but no shares were issued. Dr. Cha's shares will be issued one year after vesting. Shares for the other named executive officers will be issued once the average daily trading volume of our common stock over a three-month period exceeds 200,000 or in November 2009. Shares will be issued in the event of a change in control.

Dr. Fyfe was issued 420,000 restricted stock units in December 2004 which vest in three equal annual installments after the date of issuance pursuant to our Special Bonus Plan and regardless of continuing employment with us. Therefore, these units are regarded as having vested on issuance. In December 2006, 140,000 shares were issued to Dr. Fyfe pursuant to this plan and the remaining 280,000 shares will be issued in December 2007 and December 2008.

Pension Benefits and Non-Qualified Deferred Compensation

We do not manage any pension plan on behalf of our executive officers, other than a 401(k) plan for our U. S. executive officers. We make contributions to the personal pension plans of our executive officers. We do not have any non-qualified deferred compensation.

Our Chief Executive Officer employment agreement provides that, upon (1) expiration of his employment, (2) his death or disability or (3) termination of his employment either by us without cause or by him for good reason (including a change in control, each of which is defined in the employment agreement), he is entitled to a pension of $100,000 per year for a period of five years. Any remaining unpaid balance of this pension entitlement shall be paid in full upon his death or upon a change in control.

Employment Agreements and Potential Payments Upon Termination or Change in Control

We have entered into the following employment agreements with the named executive officers, each of which is governed by the law of England and Wales, except for the agreements with Dr. David Fyfe and Dr. SB Cha, which are governed by U.S. law. Where provisions for payments upon termination or change in control exist, they are included within the description of each agreement. In addition to these arrangements, under the terms of our stock incentive plans, any unvested restricted stock units and stock options held at the time of a change in control will vest immediately.

Dr. David Fyfe. In August 2002, we entered into an employment agreement with Dr. Fyfe, which was amended as of August 31, 2004 and modified by the Compensation Committee of our Board on February 8, 2005 and April 27, 2005. A new employment agreement was entered into on October 27, 2006. Pursuant to this agreement, Dr. Fyfe will serve as our Chief Executive Officer and a member of our Board of Directors for a term ending December 31, 2008 and Dr. Fyfe's current contracted annual base salary is $480,690. Effective January 1, 2006, Dr. Fyfe's monthly salary payments are paid primarily in U.S. dollars but the equivalent of $10,000 per month is paid in British pounds, converted from U.S. dollars at an exchange rate equal to the average exchange rate for the previous quarter. Dr. Fyfe is also eligible to receive an annual bonus, which is limited to 65% of his base salary.

We contribute to Dr. Fyfe's 401(k) retirement plan to the maximum extent permitted and, in addition, make a cash payment to Dr. Fyfe equal to the difference between 5% of his contracted annual base salary and the aggregate amount that has been paid by us into his 401(k) plan during any calendar year.

Dr. Fyfe was previously granted an award of restricted stock units under the terms of our Special Bonus Plan. Should Dr. Fyfe's term not be extended upon expiration of his employment agreement or if his employment is terminated for any reason other than for cause (as defined in the employment agreement), his entitlement under the plan shall remain in place as if he continued to be an active employee. In addition, Dr. Fyfe will be entitled to retain any options to purchase shares of our common stock for a period of seven years, after which, if a vesting event (as defined under our stock incentive plans) has not occurred, we will be required to liquidate the options at a value set by an independent third party. At present, Dr. Fyfe does not have any options to purchase shares of our common stock.

Upon (1) expiration of his employment, (2) his death or disability or (3) termination of his employment either by us without cause or by him for good reason (including a change in control, each of which is defined in the employment agreement), Dr. Fyfe is entitled to a pension of $100,000 per year for a period of five years. Any remaining unpaid balance of this pension entitlement shall be paid in full upon Dr. Fyfe's death or upon a change in control.

Termination of Dr. Fyfe's employment by either party, other than termination by us for cause, must be preceded by 12 months' notice. Upon termination of Dr. Fyfe's employment due to death or disability, by us without cause or by Dr. Fyfe for good reason, he will be entitled to (1) all accrued salary and vested benefits payable under the terms of the plan or policy under which they have accrued, (2) a pro-rata annual bonus payable in a lump sum within 30 days of termination and (3) his pension payments as described above. Upon termination of Dr. Fyfe's employment by us without cause or by Dr. Fyfe for good reason, he will also receive severance in the amount of his base salary through the end of his term, payable monthly, and benefit coverage through the end of his term. During his employment and any severance period and for a two-year period following termination by us with cause or by Dr. Fyfe without good reason, Dr. Fyfe will be subject to a customary non-compete provision. Upon termination for any reason, Dr. Fyfe will be subject to a customary one-year non-solicitation provision.

We provide personal tax advice for Dr. Fyfe, and we compensate Dr. Fyfe for any foreign taxes payable by him in relation to the period of his overseas assignment which ended in December 2005 to the extent that such taxes exceed U. S. taxes which would have been payable by him had he remained in the United States. Dr. Fyfe participates in our benefits program, including private health insurance and life insurance.

Mr. Michael Black. In July 2006, we entered into a new employment agreement with Mr. Black as Chief Financial Officer. Pursuant to this employment agreement, Mr. Black currently receives an annual salary of £140,000 or $274,008 at an exchange rate of 1.9572 dollars to 1 pound sterling as published in the Financial

Times of London for December 31, 2006. Mr. Black is also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our stock incentive plans. Pursuant to this agreement, Mr. Black also participates in our benefits program, including pension contributions, private health insurance and life insurance.

Mr. Black's employment agreement is for an indeterminate period of time, but may be terminated by either party with 12 months' notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Mr. Black may not work for any other employer without our permission and upon termination will be subject to customary six-month non-compete and non-solicitation provisions.

Mr. Daniel Abrams. In September 2005, we entered into an employment agreement with Mr. Abrams as Chief Financial Officer. Pursuant to this employment agreement, Mr. Abrams received an annual salary of £187,775 or $367,513 at an exchange rate of 1.9572 dollars to 1 pound sterling as published in the Financial Times of London for December 31, 2006 until his employment terminated in June 2006. Mr. Abrams was also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our stock incentive plans. Pursuant to this agreement, Mr. Abrams also participated in our benefits program, including pension contributions, private health insurance and life insurance.

Mr. Abrams's employment agreement was for an indeterminate period of time, but could be terminated by either party with 12 months' notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Mr. Abrams would not have been able to work for any other employer without our permission and upon termination was subject to customary six-month non-compete and non-solicitation provisions.

Mr. Abrams resigned in June 2006. Pursuant to a Compromise Agreement we entered into with him, he was made a payment of £105,000 or $199,384, at an exchange rate of 1.9572 dollars to 1 pound sterling as published in the Financial Times of London for December 31, 2006, upon termination of employment.

Dr. Jeremy Burroughes. In July 2004, we entered into a new employment agreement with Dr. Burroughes as Chief Technical Officer. Pursuant to this employment agreement, Dr. Burroughes currently receives an annual salary of £159,805 or $312,770 at an exchange rate of 1.9572 dollars to 1 pound sterling as published in the Financial Times of London for December 31, 2006. Dr. Burroughes is also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our stock incentive plans. Pursuant to this agreement, Dr. Burroughes also participates in our benefits program, including pension contributions, private health insurance and life insurance.

Dr. Burroughes' employment agreement is for an indeterminate period of time, but may be terminated by either party with 12 months' notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Dr. Burroughes may not work for any other employer without our permission and upon termination will be subject to customary six-month non-compete and non-solicitation provisions.

Stephen Chandler. In April 2003, we entered into an employment agreement with Mr. Chandler as Vice-President, Legal & Intellectual Property. Pursuant to this employment agreement, Mr. Chandler received an annual base salary of £200,619 or $392,652 at an exchange rate of 1.9572 dollars to 1 pound sterling as published in the Financial Times of London for December 31, 2006. Mr. Chandler was also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our stock incentive plans, pursuant to which he was awarded options to purchase up to 43,889 shares of our common stock under his employment agreement, which he waived in September 2005. Pursuant to this agreement, Mr. Chandler also participated in our benefits program, including pension contributions, private health insurance, life insurance and reasonable relocation expenses.

Mr. Chandler's employment agreement was terminated on March 31, 2007 and he received a payment of £50,000 or $97,860 pursuant to a Compromise Agreement which he entered into with us. Pursuant to this agreement, 48,000 restricted stock units which had been issued to him pursuant to our Special Bonus Plan and which had not vested at the date of his termination of employment, vested on March 31, 2007.

Dr. Scott Brown. In March 2002, we entered into an employment agreement with Dr. Brown as our Vice-President, Research. Pursuant to this employment agreement, Dr. Brown currently receives an annual base salary of £164,743 or $322,435 at an exchange rate of 1.9572 dollars to 1 pound sterling as published in the Financial Times of London for December 31, 2006. Dr. Brown is also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our stock incentive plans, pursuant to which he was awarded options to purchase up to 23,407 shares of our common stock under his employment agreement which he waived in September 2005. Pursuant to this agreement, Dr. Brown also participates in our benefits program, including pension contributions, private health insurance, life insurance and reasonable relocation expenses.

Dr. Brown's employment agreement is for an indeterminate period of time, but may be terminated by either party with 12 months' notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Dr. Brown may not work for any other employer without our permission and upon termination will be subject to customary six-month non-compete and non-solicitation provisions.

In August 2005, we entered into an expatriate assignment agreement with Dr. Brown, pursuant to which he agreed to relocate to Tokyo, Japan on secondment to Sumation, a joint venture company of which we own 50%, for a period of two years from September 2005. Various allowances are payable to Dr. Brown in relation this assignment in addition to the compensation arrangements described above, as listed in the table below:

Type of Allowance	Frequency of Payment	Amount in British Pounds	Dollar Equivalent at 1.9572 dollars to 1 pound sterling as published by the Financial Times of London for December 31, 2006
Assignment Completion Bonus	At end of assignment	£62,500(3)	$122,325
Tax Advice (1)	Annual	£ 7,500	$ 14,679
Living Allowance	Monthly, first three months	£ 2,635	$ 5,157
Living Allowance (2)	Monthly, fourth to 24th months	£ 1,635	$ 3,200
Relocation Allowance (1)	Start of assignment	£12,500	$ 24,465
Rent (1)	Monthly	£ 5,500	$ 10,765
Shipping of Personal Effects	Start and end of assignment	£ 6,250	$ 12,233

(1) only actual expenses incurred may be reimbursed
(2) reviewable annually
(3) a pro rata amount was paid upon the assignment having been terminated earlier than had originally been envisaged

In addition to the amounts listed above, we will reimburse Dr. Brown for the school fees of his children, for cultural adaptation training and visits home for Dr. Brown and his family twice per year. We will make tax equalization payments to Dr. Brown and will also compensate Dr. Brown for increased expenditures he incurs as a result of significant currency fluctuations between the British Pound and Japanese Yen.

Dr. Brown's assignment to Japan was terminated in December 2006.

Dr. SB Cha. In February 2006, we entered into a new employment agreement with Dr. Cha as our Vice-President, Commercial. Pursuant to this employment agreement, Dr. Cha currently receives an annual base salary of $280,000. Dr. Cha is also eligible to receive an annual bonus of up to 35% of his base salary, and to participate in our stock incentive plans. Pursuant to this agreement, Dr. Cha also participates in our benefits program, including pension contributions, private health insurance and life insurance.

Dr. Cha's employment agreement is "at will", but may be terminated by either party with six months' notice, or by us without notice for gross misconduct. During any notice period, Dr. Cha may not work for any other employer without our permission and upon termination will be subject to customary 12-month non-compete and non-solicitation provisions.

In February 2006, we entered into an expatriate assignment agreement with Dr. Cha, pursuant to which he agreed to relocate to Tokyo, Japan for a period of 14 months commencing February 2006. We will make tax equalization payments to Dr. Cha and will also compensate him for increased expenditures he incurs as a result of significant currency fluctuations between the United States Dollar and Japanese Yen. Dr. Cha will be reimbursed up to $7,500 per year for personal tax advice and up to $7,274 per month for rent and utilities and will be paid $2,890 per month for a living allowance (reviewable annually). He is entitled to reimbursement of up to $10,000 for the removal of personal effects from the United Kingdom to Japan at the start of the assignment and up to a further $10,000 will be reimbursed to Dr. Cha for the removal of personal effects from Japan to the United States at the end of the assignment and, in addition, is entitled to reimbursement for up to $5,000 of incidental costs related to his relocation to Japan. In addition to the amounts listed above, we will reimburse Dr. Cha for visits home for Dr. Cha and his family twice per year. In addition, during the course of the assignment, Dr. Cha's wife is entitled to two trips to the U. K. to visit her children or alternatively Dr. Cha's children are entitled to two trips to Japan.

The third installment of 48,000 restricted stock units awarded to Dr. Cha pursuant to our Special Bonus Plan will vest on the completion of the assignment. In March 2007, Dr. Cha resigned with effect from June 30, 2007. His Japanese assignment will be completed and these restricted stock units will vest on June 30, 2007.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about shares of our common stock that may be issued upon the exercise of options, restricted stock units and other rights that may be issued under our existing equity compensation plans as of December 31, 2006, including our Special Bonus Plan, our CDT Acquisition Corp. Amended and Restated Stock Incentive Plan and our Cambridge Display Technology, Inc. 2004 Stock Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by CDT stockholders	1,586,338(1)	$5.95(2)	1,015,990(3)
Equity compensation plans not approved by CDT stockholders	—	$ —	—
Total	1,586,338(1)	$5.95(2)	1,015,990(3)

(1) Includes 999,705 restricted stock units issued pursuant to our Special Bonus Plan.

(2) Calculated assuming an exercise price of zero for restricted stock units.

(3) Includes 11,317 restricted stock units available for issue pursuant to our Special Bonus Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 17, 2007, the record date for the Annual Meeting, as to shares of our common stock beneficially owned by:

- each person who is known by us to own beneficially more than 5% of our common stock;
- each of the named executive officers
- each of our directors; and
- all our directors and executive officers as a group.

Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o Cambridge Display Technology Limited, 2020 Cambourne Business Park, Cambridge, CB23 6DW, United Kingdom.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

The percentage of our common stock beneficially owned is based on 21,630,703 shares outstanding as of the record date. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after the record date. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or of the directors and officers as a group.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Kelso Investment Associates VI, L.P. (1)(2)	8,657,833	40.0%
KEP VI, LLC (1)(2)	8,657,833	40.0%
Frank T. Nickell (1)	(3)	(3)
Thomas R. Wall, IV (1)	(3)	(3)
George E. Matelich (1)	(3)	(3)
Michael B. Goldberg (1)	(3)	(3)
David I. Wahrhaftig (1)	(3)	(3)
Frank K. Bynum, Jr. (1)(4)	(3)	(3)
Philip E. Berney (1)	(3)	(3)
Frank J. Loverro (1)	(3)	(3)
James J. Connors II (1)	(3)	(3)
Powershares Capital Management LLC (5)	1,144,225	5.3%
Fidelity Growth Company Fund (6)	1,251,100	5.8%
Thomas Rosencrants	—	*
Joseph Carr (7)	10,000	*
Dr. Malcolm J. Thompson (8)	5,000	*
Dr. David Fyfe	90,600	*
Michael Black (9)	16,545	*
Dr. Jeremy Burroughes	—	*
Stephen Chandler	—	*
Dr. SB Cha	28,917	*
Dr. Scott Brown	—	*
Daniel Abrams	—	*
All directors and executive officers as a group (11 persons) (10)	8,808,895	40.7%

* Less than 1%

(1) Based on information contained in Schedule 13G, as filed on February 14, 2005, as amended by Schedule 13G/A, as filed on May 2, 2005. The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(2) The shares owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC represent the combined share ownership of Kelso Investment Associates VI, L.P. and KEP VI, LLC. Kelso Investment Associates VI, L.P. and KEP VI, LLC, due to their common control, could be deemed to beneficially own each of the other's shares, but disclaim such beneficial ownership.

(3) Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the shares owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC, but disclaim beneficial ownership of such shares.

(4) Mr. Bynum is currently a director and has been nominated for re-election to our Board, as described under "Proposal One: Election of Directors" above.

(5) Based on information contained in Schedule 13G as filed on February 14, 2007. The business address of this person is 30 Finsbury Square, London EC2A 1AG, England. This schedule was filed by AMVESCAP PLC, on behalf of its subsidiary Powershares Capital Management LLC

(6) Based on information contained in Schedule 13G as filed on February 14, 2007. The business address of this person is 82 Devonshire Street, Boston, Massachusetts 02109 This schedule was filed by was made by FMR Corp., on behalf of Fidelity Growth Fund.

(7) Consists of shares issuable to Mr. Carr upon exercise of options exercisable within 60 days.

(8) Consists of shares issuable to Mr. Thompson upon exercise of options exercisable within 60 days

(9) Consists of shares issuable to Mr. Black upon exercise of options exercisable within 60 days

(10) Includes shares held by Kelso Investment Associates VI, L.P. and KEP VI, LLC that may be deemed to be beneficially owned by Mr. Bynum.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Forms 3, 4 and 5 with the SEC. Officers, directors and greater than 10% stockholders are required to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that all of our officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreements

Affiliates of Kelso own approximately 40% of our outstanding common stock. Kelso is party to a consulting agreement with us pursuant to which it agrees to provide such specific consulting services as we may request and we agree to indemnify them from and against any claims, losses and expenses they may incur in connection with their investment in us or their provision of services to us under these agreements or their being a controlling person of us, except as may be finally judicially determined to result from gross negligence or intentional misconduct on their part. Under the terms of each of this agreement, if Kelso provides consulting services specifically requested by us outside of the ordinary course of our business, we and Kelso will negotiate a mutually acceptable advisory fee. The term of our consulting agreement with Kelso ends on the date on which Kelso (and its affiliates) ceases to own any shares of our common stock. In connection with this agreement, Kelso may receive consulting fees from us and is entitled to receive reimbursement of certain out-of-pocket fees and expenses incurred in connection with their investments in us. No such consulting fees have been paid to Kelso. We paid Kelso expense reimbursements in the aggregate of $20,000, $8,000 and $23,000 respectively, for 2004, 2005 and 2006.

All related party transactions are reviewed by our Audit Committee each quarter. Any proposed material new arrangements are referred to our Audit Committee for approval.

Registration Rights

Affiliates of Kelso are parties to a registration rights agreement with us that provides them certain demand and incidental registration rights. Various members of management who hold options exercisable for our common stock, including each of our executive officers, will be joined as parties to the registration rights agreement upon exercise of such holder's options pursuant to which they will have certain incidental registration rights.

Director Fees and Relationships

Mr. Carr, Dr. Thompson, Mr. Rosencrants and Mr. Sandry were paid directors' fees in 2006.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of CDT's Board of Directors provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by CDT's independent registered public accountants and reviewing their reports regarding CDT's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by the Board, which is attached as Appendix A to this Proxy Statement. CDT's management is responsible for preparing the financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by management and the independent registered public accountants.

In this context, the Audit Committee of the Board of Directors has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The Audit Committee of the Board of Directors has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standard No. 61 (Communication With Audit Committees), as amended. In addition, the independent registered public accountants provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee and the independent registered public accountants have discussed such accountants' independence from CDT and from its management, including the matters in those written disclosures. In addition, the Audit Committee considered whether or not the provision of non-audit services was compatible with maintaining such accountants' independence. The Audit Committee has discussed with management the procedures for selection of consultants and the related competitive bidding practices and fully considered whether or not those services provided by the independent registered public accountants are compatible with maintaining such accountant independence.

The Audit Committee discussed with management the impact, if any, on internal control of the resignation of Daniel Abrams, our former Chief Financial Officer, in June 2006. Management reported that additional and suitably qualified accounting staff were hired immediately after the resignation of Mr. Abrams in order to maintain adequate segregation of duties with regard to internal control and that it believed that internal control remained adequate during this transitional period.

In August 2006, Mr. Sandry resigned from the Audit Committee because he no longer fulfilled the independence requirements of Nasdaq. Since Mr. Sandry was the "audit committee financial expert", the Audit Committee decided, after consultation with Nasdaq, to retain the services of Mr. Sandry as a consultant to the Audit Committee for a transitional period. Mr. Sandry provided such consultancy services from August 2006 through November 2006 at which time Mr. Rosencrants joined the Audit Committee as a replacement "audit committee financial expert".

The Audit Committee of the Board of Directors has discussed with CDT's independent registered public accounting firm, with and without management present, its evaluations of CDT's internal accounting controls and the overall quality of its financial reporting. In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the Audit Committee recommended to the Board the inclusion of the audited financial statements in CDT's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the SEC.

The Audit Committee has monitored CDT's preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. CDT expects to issue a report on internal control in its annual report on Form 10-K for the fiscal year ended December 31, 2007.

Respectfully submitted on April 29, 2007, by the members of the Audit Committee of the Board:

Thomas Rosencrants, Chair
Joseph Carr
Dr. Malcolm J. Thompson

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of our Board of Directors, which is composed entirely of independent directors, has selected Ernst & Young LLP as independent accountants to audit our books, records and accounts and our subsidiaries for the fiscal year 2006. Our Board has endorsed this appointment. Ratification of the appointment of Ernst & Young LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting. If the stockholders do not ratify the appointment, our Board and the Audit Committee will reconsider whether or not to retain Ernst & Young LLP, but may retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time if it determines that such change would be in our best interests and in the best interests of stockholders. Ernst & Young LLP previously audited our consolidated financial statements during the fiscal year ended December 31, 2005. Representatives of Ernst & Young LLP are expected to be available telephonically at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

On November 28, 2005, we requested Ernst & Young LLP, or E&Y, to consider a proposal that E&Y change the office in which it issues its annual audit opinion with respect to our audited financial statements from its New York office to its Cambridge, United Kingdom office. We proposed this change because we believed that it would be more efficient and cost-effective to have our auditors in the United Kingdom, rather than in the United States, because our operations are principally conducted in the United Kingdom. E&Y's United Kingdom office is operated under the name Ernst and Young LLP, or E&Y UK. Pursuant to our proposal, E&Y UK issued an audit opinion with respect to our audited financial statements for the fiscal years ending December 31, 2005 and 2006 and will do so thereafter for as long as E&Y UK remains our auditor. Prior to the change in the audit opinion issuing office, E&Y UK performed a substantial portion of the auditing procedures on our operations, but the audit opinion had been issued out of E&Y's New York office. Both E&Y's New York office and E&Y UK are members of Ernst & Young Global Limited.

On November 28, 2005, the audit committee of our Board of Directors accepted and approved the change of office, commencing immediately, and on November 29, 2005 this decision was ratified by our full Board of Directors.

Principal Accounting Fees and Services

Aggregate fees for professional services rendered for us by Ernst & Young LLP for the years ended December 31, 2006 and 2005 were as follows:

Services Provided	2006	2005
Audit	$353,620	$455,000
Audit Related	83,215	65,975
Tax	—	—
All Other	—	1,594
Total	$436,835	$522,569

Audit Fees. The aggregate fees billed for the years ended December 31, 2006 and 2005 were for professional services rendered for the audits of our consolidated financial statements, statutory audits of our subsidiaries, reviews of our interim consolidated financial statements and services provided in connection with statutory and regulatory filings.

Audit Related Fees. Audit related fees billed for the years ended December 31, 2006 and 2005 related to certain audits required by the U.K. Government and European Union in connection with grants received by us, $59,490 and $50,000 per year, respectively, for review procedures carried out in relation to our internal controls and $23,725 and zero, respectively, for accounting consultations on matters addressed during the audit.

All Other Fees. Other fees related to attendance at training courses in the year ended December 31, 2005.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of our Board of Directors has implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by Ernst & Young LLP and the estimated fees related to these services. During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountant. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with SEC rules and regulations. Throughout the year, the Audit Committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Vote Required

Ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, the Audit Committee of our Board of Directors will review its future selection of our independent registered public accountants.

Our Board of Directors recommends a vote FOR the ratification of Ernst & Young LLP as our independent registered public accountants.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

If a stockholder wishes to present a proposal to be included in our proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Corporate Secretary no later than March 2, 2008. Proposals we receive after that date will not be included in the proxy statement or the form of proxy for the 2008 Annual Meeting. We urge stockholders to submit proposals by Certified Mail—Return Receipt Requested.

A stockholder proposal not included in our proxy statement for the 2008 Annual Meeting of Stockholders will be ineligible for presentation at the 2008 Annual Meeting unless the stockholder gives timely notice of the proposal in writing to our Corporate Secretary at our principal executive offices. Under our By-Laws, in order for a matter to be deemed properly presented by a stockholder before an annual meeting of stockholders, timely notice must be delivered to us not fewer than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders and in any event at least 45 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting, provided that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made. The stockholder's notice must set forth:

- as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 and Rule 14a-11 thereunder, or any successor provisions, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;
- as to any other business that the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting (including the text of any resolution proposed for consideration), the reasons for conducting such business at the annual meeting and any material interest in such business of such stockholder and of any beneficial owner on whose behalf the proposal is made; and
- as to the stockholder giving the notice and any beneficial owner on whose behalf the proposal is made (1) the name and address of such stockholder, as they appear on our books, and of such beneficial owner, (2) the class and number of shares of our common stock that are owned beneficially and of record by such stockholder and such beneficial owner, (3) a representation that the stockholder is a holder of record of stock of our common stock entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business or nomination and (4) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal or elect the nominee or (b) otherwise to solicit proxies from the stockholders in support of such proposal or nomination.

The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified us of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Securities Exchange Act of 1934 and such stockholder's proposal has been included in a proxy statement that has been prepared by us to solicit proxies for the annual meeting.

OTHER MATTERS

Our Board does not know of any other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, the proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of our Board of Directors,



Hilary Charles
Corporate Secretary

Cambridge, United Kingdom
May 1, 2007

CDT's 2006 Annual Report on Form 10-K has been mailed with this Proxy Statement. We will provide copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Stockholders may make such request in writing to Cambridge Display Technology, Inc., c/o Cambridge Display Technology Limited at 2020 Cambourne Business Park, Cambridge CB23 6DW, United Kingdom, Attention: Investor Relations. The request must include a representation by the stockholder that as of April 17, 2007, the stockholder was entitled to vote at the Annual Meeting.

END